UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 001-40994

NerdWallet, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**45-4180440**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

55 Hawthorne St., 10th Floor, San Francisco, CA 94105

(Address of principal executive offices) (Zip code)

(415) 549-8913

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading symbol(s)**	**Name of each exchange on which registered**
Class A common stock, $.0001 par value	NRDS	The Nasdaq Global Market

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2023 (the last business day of the registrant's most recently completed second fiscal quarter), the aggregate market value of the common stock held by non-affiliates of the registrant was approximately $360 million based upon the closing price of such shares on the Nasdaq Global Market on such date.

The registrant had outstanding 45,321,643 shares of Class A common stock and 31,685,652 shares of Class B common stock as of February 16, 2024.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2024 Annual Meeting of Stockholders (the "Proxy Statement"), to be filed within 120 days of the registrant's fiscal year ended December 31, 2023, are incorporated by reference in Part III of this Annual Report on Form 10-K. Except with respect to information specifically incorporated by reference in this Annual Report on Form 10-K, the Proxy Statement is not deemed to be filed as part of this Annual Report on Form 10-K.

Table of Contents

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this Annual Report on Form 10-K are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "will" or "would" or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

- the effect of macroeconomic developments, including but not limited to, inflation, rising interest rates, tightening credit markets and general macroeconomic uncertainty on our business results of operations, financial condition and stock price;

- our expectations regarding our future financial and operating performance, including total revenue, cost of revenue, non-GAAP operating income (loss), adjusted EBITDA and Monthly Unique Users;

- our ability to grow traffic and engagement on our platform;

- our expected returns on marketing investments and brand campaigns;

- our expectations about consumer demand for the products on our platform;

- our ability to convert users into registered users and improve repeat user rates;

- our ability to convert consumers into matches with financial services partners;

- our ability to grow within existing and new verticals;

- our ability to expand geographically;

- our ability to maintain and expand our relationships with our existing financial services partners and to identify new financial services partners;

- our ability to build efficient and scalable technical capabilities to deliver personalized guidance and nudge users;

- our ability to maintain and enhance our brand awareness and consumer trust;

- our ability to generate high quality, engaging consumer resources;

- our ability to adapt to the evolving financial interests of consumers;

- our ability to compete with existing and new competitors in existing and new market verticals;

- our ability to maintain the security and availability of our platform;

- our ability to maintain, protect and enhance our intellectual property;

- our ability to identify, attract and retain highly skilled, diverse personnel;

- our ability to stay in compliance with laws and regulations that currently apply or become applicable to our business;

- the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs;

- our ability to effectively manage our growth and expand our infrastructure and maintain our corporate culture;

- our ability to successfully identify, manage, and integrate any existing and potential acquisitions; and

- our ability to achieve expected synergies, accretive value and other benefits from completed acquisitions.

You should not rely on forward-looking statements as predictions or guarantees of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on our business or the forward-looking statements contained in this Annual Report on Form 10-K. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Annual Report on Form 10-K speak only as of the date hereof. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Annual Report on Form 10-K. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

Part I

Item 1. Business.

Overview

NerdWallet provides trustworthy financial guidance to consumers and small and mid-sized businesses (SMBs).

Our mission is to provide clarity for all of life's financial decisions.

Our vision is a world where everyone makes financial decisions with confidence.

At NerdWallet, we empower consumers—both individuals and SMBs—to make smarter financial decisions with confidence via our digital platform. Technology has changed the way consumers manage their financial lives, making them more comfortable with comparing and shopping for financial products online. This change has accelerated with the dramatic growth in companies offering innovative financial products. At NerdWallet, we are leveraging this transformation to democratize access to trustworthy financial guidance—ultimately helping to improve the financial well-being of consumers and the financial services industry as a whole. As the financial services industry becomes more fragmented and complex, we believe the need for trustworthy and knowledgeable financial guidance increases. Our objective remains the same: serve as a trusted financial ecosystem that consumers and SMBs can rely on to learn about various financial topics, shop for products, connect their data and receive data-driven nudges.

We deliver guidance to consumers through educational content, tools and calculators, product marketplaces and the NerdWallet app. Our platform delivers unique value across many financial products, including credit cards, mortgages, insurance, SMB products, personal loans, banking, investing and student loans, and has grown to include the United Kingdom (UK), Canadian, and, more recently, Australian markets, with further international expansion as an opportunity for future growth. Across every touchpoint, the cornerstone of our platform is our consumers' trust in the independent, objective and relevant guidance we provide, free of charge.

This trusted guidance has helped us build a large, loyal and well-informed audience of consumers who turn to us as a resource for many of their money questions and to shop for the best financial products for them. We then use machine learning to present personalized options using aggregated and scalable information. As a result, we have become an attractive partner for financial services providers wanting access to high-value consumers—consumers who might not otherwise trust these financial services providers' recommendations because their guidance is inherently biased toward their own products.

By operating at the intersection of consumers and financial services providers, NerdWallet drives value for both. Through our platform, our financial services partners can reach a substantial audience—we had 23 million Monthly Unique Users (MUUs) per month on average in 2023. After doing research on our platform, these consumers are better informed about the financial decision they're about to make and often primed and ready to transact. When consumers are more informed about their financial options, they make the appropriate decisions for their needs with confidence, increasing their lifetime value to financial services providers as customers. We have also received feedback from our financial services partners that our users' approval rates can be significantly higher than those applying through other channels. Plus, as consumers' smart money moves expand their options, they are eager to explore additional opportunities and products they are now eligible for, driving further demand for NerdWallet's financial services partners. To meet the standards of more informed consumers, financial services providers in turn must engage in healthy competition for consumer mindshare and develop better financial products, further improving the outcomes for consumers.

Since 2009, NerdWallet has strived to provide consumers with clarity for all of their financial decisions: cutting through jargon, parsing terms and conditions, and simplifying complex ideas so consumers can make informed choices about their money and pursue lives well-spent. As a mission-driven, consumer-first company, we have long had a company culture oriented towards being responsible and socially conscious. In 2023, we published our second annual Environmental, Social and Governance (ESG) report, outlining our corporate social responsibility programs, diversity, equity, and inclusion efforts, and our first environmental and sustainability strategy, specifically our Scope 1, 2, and 3 emissions. Our commitments are a natural extension of our mission and while ESG considerations have been part of the NerdWallet story since our inception, this report allows us to articulate our vision and priorities clearly, and it ensures we hold ourselves accountable for progress on critical ESG initiatives.

Our revenue was $599.4 million and $538.9 million for 2023 and 2022, respectively, representing year-over-year growth of 11%. We generated a net loss of $11.8 million for 2023, which increased 16% from a net loss of $10.2 million for 2022.

Industry Trends in Our Favor

Many trends are transforming the way consumers and SMBs manage their finances and several of these trends accelerated in 2020 during the COVID-19 pandemic, creating tailwinds in our industry.

Consumers Manage Their Lives Digitally, and Financial Wellness is at the Forefront of This Change

Increasingly, consumers use a digital-first approach to managing their lives: they manage appointments, book vacations, plan events and shop using apps. During the past several years, this digital-first approach has also permeated personal finance with consumers expecting to have the ability to manage all aspects of their financial wellness online. To meet this consumer demand, traditional financial services providers have established digital interfaces and are continually adding new functionality. At the same time, successful fintech companies are proliferating and setting new standards for digital experiences. These new players are responding to changing consumer expectations by disrupting nearly every aspect of personal finance and offering a wide range of faster, better and cheaper digital services, continually altering the competitive landscape. By focusing on distinct personal financial products, fintech companies have unbundled personal finance and have provided value that conventional financial services providers cannot, often improving and expanding consumers' choices and therefore, overall financial wellness.

Consumers Are Inundated With Choice and Complexity, but Unbiased Financial Guidance is Difficult to Find

While digital access and an increasing number of fintech companies are making it easier to invest, make payments and even take out a loan, the explosion of market participants also makes it increasingly difficult and time consuming for consumers to sift through all of the options to determine which product is best suited to their personal financial needs.

Financial products and services are complex and consumers are seeking ways to compare and better understand their options. Many consumers do not have a trusted financial advisor to help them navigate this complexity and instead seek advice online. Unfortunately, finding trustworthy financial guidance online can be challenging. Fees are not always transparent, there is not a standard route to achieve financial literacy and creative marketing can leave consumers feeling overwhelmed.

Consumers Want to Know They've Made the Right Choice in Their Financial Lives

Consumers want to take control of their financial well-being, ensure they're getting the right deal, understand exactly what they're signing up for and have confidence in their decisions. This desire to understand and feel well-informed about finances is prevalent across all generations. Even among the newest Gen Z consumers, many of whom may not have much experience with personal finance or own a credit card, 89% surveyed in a 2021 Tallo study said that it's a priority for them to learn about personal finance and 75% are interested in taking personal finance classes.

Our Platform

We have developed a consumer-first platform that empowers consumers and SMBs to make well-informed financial decisions at the right time and with confidence. The cornerstone of our platform is consumer trust in the independent, objective, and relevant guidance we provide, free of charge. Given it is incredibly difficult for any one person to be deeply knowledgeable across all areas of personal finance, we have a 100+ person editorial team that functions as the "brains" behind our guidance. Our writers and editors, many of whom have joined us from notable publications, cover specific verticals day in and day out, and, as a result, are deeply knowledgeable about the financial areas they cover, producing high-quality and award-winning guidance. The work of our editorial team as a whole is not only a key reason consumers trust our brand and turn to us for many of their financial questions, it is also the foundation of our personalized guidance and our "nudges." The guidance developed by our editorial team is codified by our product team to create the insights surfaced across our platform. It's through this unique combination of human-powered guidance and machine learning capabilities, that we can provide consumers with high-quality and personalized insights, which help us advance toward being a trusted financial ecosystem, a single platform consumers and SMBs rely on to learn about various financial topics, shop for products, connect their data and receive data-driven nudges.

This trusted guidance has enabled us to build a large, well-informed audience, many of whom are ready to transact. Accordingly, we have become an attractive partner for financial services providers wanting to reach these high value consumers. Today, our platform stretches across many financial products, including credit cards, mortgages, insurance, SMB products, personal loans, banking, investing and student loans.

Our platform aligns the interests of consumers and SMBs seeking financial guidance and products with the financial services providers that offer these products. A successful initial experience often leads to follow-up activity on our platform and we believe it also leads to higher customer lifetime value for the financial services providers. This alignment of interests, enabled by our unbiased and trusted guidance, benefits consumers, the financial services partners and NerdWallet.

We built NerdWallet with the following key assumptions:

- Everything starts with trust;

- Consumers have an unmet need for unbiased guidance to inform their financial decisions; and

- There is a compelling opportunity to use data to personalize and automate guidance at scale.

Starting with these assumptions, we offer the following benefits to consumers and to our financial services partners.

Benefits of Our Platform for Consumers and SMBs

Our platform is designed to empower consumers and SMBs to gain clarity about their financial decisions, help them make optimal decisions and instill them with a sense of confidence in their choices. We accomplish this by:

- *Providing Comprehensive Guidance with an Independent, Unbiased Editorial Team.* We build trust by offering guidance that is credible, consistent and grounded in our consumer-first values. We establish credibility with financial product reviews and content that cover a myriad of topics, developed by our editorial team which is not influenced by monetization. One of our core values is "Consumer, Company, Team, Self." Consistent with that value, we uphold rigorous editorial standards, and all of our articles, reviews and recommendations are written by our independent editorial team. The value of our brand and long-term relationships with consumers are more important to us than any short-term benefit we may derive from any transaction conducted on our platform. We believe that the result of this approach is the direct, ongoing, trusted relationship we have with our users.

- *Using Simplicity and Transparency to Enable Well-Informed Decisions.* We write our articles to appeal to everyone, ranging from the casual reader to someone looking to understand more complex details on a topic. Regardless of the consumer need, we bring a level of clarity to help consumers make sense of even the most complex financial topics. Our content is delivered in a variety of digestible formats, and our comparisons provide transparency on both price and features, given that a particular financial product may appeal to different consumers for different reasons. For example, while some consumers may be looking for the lowest interest rate on a credit card, others may never plan to carry a balance and instead may be looking for the best cash back or rewards offering.

- *Acting as a Trusted Guide and Navigator, Providing Personalized Guidance.* Democratizing access to financial guidance is only half of our vision; the other half is to make it frictionless for consumers to make financial decisions. We built our platform to appeal to both consumers looking to "do it themselves," as well as those looking for more support managing their financial well-being. We make it easy for our registered users to stay on top of their money by centralizing many of their product decisions in one place. A registered user is defined as an individual who has created an account on the NerdWallet platform, and is a standalone metric calculated independently from whether an individual accesses our platform in a given period. Consumers can get a holistic view of their finances, and hone in on specific details about their spending and saving patterns across accounts. By combining insights from our award-winning editorial team with our machine learning capabilities, we are able to recommend smart money moves via contextual "nudges." As a result, we have become a one-stop-shop for consumers to track, manage and plan their financial futures.

- *Providing Comprehensive Coverage Across Major Financial Verticals.* Today, we have financial services partners in eight financial verticals: credit cards, mortgages, insurance, SMB products, personal loans, banking, investing and student loans. We partner with hundreds of organizations, ranging from the largest financial services providers to the most disruptive startups. This comprehensive coverage shows consumers who may be seeking guidance in one area, such as credit cards, the expertise that we provide in other relevant verticals like renters insurance and deposit accounts. Our guidance, however, is not limited to areas with existing partner relationships or those that we monetize. We quickly adapt to the evolving financial interests of consumers and can easily add coverage in new areas. Throughout 2023, our Content Nerds reinforced trust by helping consumers make informed financial decisions across a variety of areas, including budgeting and spending in an inflationary environment; finding insurance coverage in a complex marketplace; and navigating the continued impact of interest rate hikes on credit cards, mortgages, bank accounts and personal loans, as well as volatility in student loan forbearance and repayment.

Benefits of Our Platform for Our Partners

We bring our financial services partners well-matched and well-informed consumers. These consumers also frequently have desirable characteristics—they have higher credit scores and maintain higher levels of investable assets—making them highly attractive for our financial services partners. We have received feedback from financial services partners that our users' approval rates can be significantly higher than those applying through other channels. Benefits that we provide to our financial services partners include:

- *Huge Audience and Reach, with an Average of 23 million Consumers Turning to the Nerds This Year.* During 2023, we averaged 23 million MUUs, up 15% from 2022. We also over-index on attracting consumers with high credit scores who are inundated with choices and seek an independent third party to help them find the right product for their distinct needs. These individuals receive many offers for financial products because they are often the most attractive customers for financial services providers as they tend to drive long-term value. We believe we drive strong conversion both on and off our platform. For example, tracking tests with our financial partners in our credit cards vertical have shown that on average, for every transaction that happens through NerdWallet, one or more additional transactions with a user occur with the partner as a result of the user previously engaging with our platform. This encourages our financial services partners to continue promoting their products through NerdWallet, as we are a channel for them to acquire attractive customers.

- *Access to Consumers Who Are Ready to Transact.* While our expertise and personalized guidance is helpful for consumers at all stages of the financial decision-making process, we believe many of the consumers that use NerdWallet are already poised to make a transaction, using NerdWallet as the final check. For our financial services partners, this leads to more engaged potential customers, who have a better understanding of our partners' products than the average customer. We believe that these high-quality matches can result in higher customer lifetime values for our partners. In addition to providing our financial services partners with attractive potential customers, we do so just as consumers' purchase intent is the highest. Because of this, some financial services partners choose to market special or unique offers first or only through NerdWallet.

- *Positive Brand Association.* All of our articles, reviews and recommendations are written by our independent editorial team, and because of this, we believe consumers trust our assessment of the financial services and products offered on our platform. As a result, we believe that our financial services partners greatly benefit from placement on our Best-of Awards lists, in our reviews and within other NerdWallet content. In fact, 66% of the financial services providers who won a 2023 Best-of Award promoted their designation in their own marketing efforts.

- *Exposure to Consumers Seeking a Broader Range of Financial Products.* Given the breadth of our expertise, consumers are able to use our platform for multiple facets of their financial well-being beyond their initial transactions. Through the wide range of guidance that we offer, consumers are exposed to relevant products outside of the one they are researching at a given time. For example, a consumer researching credit cards may see a relevant article regarding mortgages, then remember that article when they are in the market for a mortgage at a later date. As a result, consumers are exposed to our financial services partners' products at various points in their financial journey, increasing the value of our platform both to consumers and financial services partners.

Our Growth Pillars

We believe our ability to execute against our strategy and invest in our three pillars of growth- "Land and Expand," "Vertical Integration," and "Registrations and Data-Driven Engagement"- helps us advance toward becoming a trusted financial ecosystem. With our trusted financial ecosystem, we will provide a single platform that consumers and SMBs can rely on to learn about various financial topics, shop for products, connect their data and receive data-driven nudges. This will provide our users with more clarity and confidence around their finances and help grow and diversify our business through reoccurring engagement and revenue.

- **Land and Expand.** Our trusted brand and organic reach keep us well-positioned to land and expand in new financial areas and geographies. As we look to add capabilities within our existing verticals and enter new verticals like Medicare and cryptocurrency, our brand paves the way for us to meet consumer demand. By improving the quality of our guidance within existing verticals, we believe we can enhance the experience for our users and continue to build recurring revenue streams. Our approach for new vertical expansion is well-defined—provide trusted content and tools to attract organic traffic, then leverage our brand and marketing expertise to accelerate growth. Expansion to new verticals allows us to address more of our consumers' needs and increases our potential for cross-selling, thereby making existing verticals and marketing channels more efficient. We also believe there is significant potential for us to grow the global reach of our platform. Our success in the United States and our strong brand give us a solid foundation to expand our international footprint in markets like the United Kingdom in 2020, Canada in 2021 and Australia in 2022.

- **Vertical Integration.** Our distinct ability to combine our trusted brand and massive top-of-funnel reach with best-in-class user experiences helps us vertically integrate in areas and topics that capture re-occurring revenue. For example, in 2020, we acquired Fundera to improve our offering for SMBs. Upon integration, we combined NerdWallet's top-of-funnel strength with Fundera's monetization strategy, which added a recurring revenue tail. In 2023, SMB products revenue grew 11% year-over-year despite a challenging loans macroeconomic environment as they successfully directed organic traffic through an efficient funnel. Given our success in SMB, we furthered our vertical integration efforts in 2022 through our acquisition of On the Barrelhead, a loan matching platform that provides consumers and SMBs with product recommendations. Similar to the vertical integration approach utilized with Fundera, we believe that by pairing On the Barrelhead's loan matching platform with NerdWallet's trusted brand and massive reach, we can offer our users more personalized and compelling recommendations, leading to better customer experiences and improved monetization. In fact, we have seen two times the increase in our match rate with personal loans financial providers after integrating OTB technology.

- **Registration and Data-Driven Engagement.** Critical to our aspiration of delivering consumers and SMBs with a trusted financial ecosystem is our ability to register and engage users - in turn allowing us to drive repeat visits, collect data and provide users with unique insights via nudges. We are focused on growing the traffic and engagement on our platform, as well as increasing our number of registered users, who have a lifetime revenue value five times greater than our non-registered users and more than twice the transactions and sessions, on average. We have made significant progress in our efforts, and since 2016, we have started converting unique users into registered users that utilize our consumer decisioning tools and increased machine learning functionality. We had registered users of 10 million as of December 31, 2021, over 14 million as of December 31, 2022 and over 19 million as of December 31, 2023. We will continue to invest in building efficient and scalable technical capabilities to deliver personalized guidance and nudge consumers, at the right time, to take action based on our advice. With better machine learning, we believe our recommendations and contextual nudges will encourage repeat engagement and user registration on our platform. As more consumers use our platform and engage with our extensive financial guidance and tools, our consumer and transaction database grows and our product recommendations yield higher success rates. This increases user satisfaction, converting more users into registered users and improving repeat user rates. As we apply machine learning to match more high-quality consumers with products and services, our platform becomes increasingly valuable to financial services partners, too. This, in turn, attracts new partners and new financial products to the platform. More partners and more products serve to further increase the success rates of consumers using our platform, all of which drives our growth. This creates a unique value proposition for all constituents in our ecosystem, making our platform more valuable.

Our Market Opportunity

We have a substantial market opportunity in the growing global market for financial services. Our comprehensive platform serves a broad set of financial verticals, including credit cards, mortgages, insurance, SMB products, personal loans, banking, investing and student loans.

Our current and primary addressable market opportunity is U.S. financial services digital advertising spend, which is expected to be more than $30 billion in 2023 and has been growing at double digit rates annually, according to eMarketer. As digital advertising spend continues to increase as a percentage of overall advertising spend, we expect our addressable market opportunity to grow along with it.

We believe the services provided by financial advisors, insurance agencies, loan brokers and others will increasingly transition online in the coming years, which will expand our addressable market. As a result of this offline-to-online shift, offline sales commission dollars will be reallocated to better align with the growth and importance of digital channels. As financial services providers modernize their approach to sales commissions and related compensation, we expect that our addressable market opportunity will continue to grow.

Our Product Offerings

The NerdWallet platform is designed to empower consumers at every stage of their financial journey through our personalized offerings. Whether consumers have a specific money question, are shopping for the "best" financial product or want to proactively stay on top of their finances, we provide financial guidance to meet their varied needs. We offer guidance across eight verticals: credit cards, mortgages, insurance, SMB products, personal loans, banking, investing and student loans.

We believe our unbiased and comprehensive approach to financial guidance and personalized insights provides a competitive advantage for NerdWallet. This advantage will compound as we further expand our product offerings and as we continue to apply the power of machine learning to further refine our personalized insights. To ensure we are able to meet distinct consumer needs and preferences, our financial guidance is delivered in a variety of ways, organized in the following core categories: Learn, Shop and Manage.

- **Learn.** Our mission is to provide clarity for all of life's financial decisions, and we provide resources that make even the most complicated financial questions and topics simple to understand. The resources consumers can access on our platform include articles, calculators, videos and podcasts. We do this with our award-winning editorial team of Nerds who create and curate NerdWallet's house views on a wide variety of personal finance topics. Our writers and editors, many of whom have joined us from notable publications, cover specific verticals day in and day out, and, as a result, are deeply knowledgeable about the financial areas they cover, producing high-quality and award-winning guidance. This trusted guidance has enabled us to build a large, well-informed audience, many of whom are ready to transact. Accordingly, we have become an attractive partner for financial services providers wanting to reach these high value consumers. Today, our platform stretches across many verticals, including credit cards, mortgages, insurance, SMB products, personal loans, banking, investing and student loans. These capabilities help consumers make educated decisions about financial products, while allowing us to provide our financial services partners with informed consumers ready to transact.

- **Shop.** NerdWallet's platform and intuitive user interface help consumers find the products that best match their searches, instilling confidence in their financial decisions. Consumers can easily explore available products, filter results according to their specific needs, sort by NerdWallet rating and narrow down their options with the help of various tools, including side-by-side comparisons, "Best-of" lists and financial product reviews. In our credit card and loans verticals, we also offer the ability to personalize our recommendations by matching consumers to the appropriate lender for their unique needs.

- **Manage.** NerdWallet makes it easy for our registered users to stay on top of their money by centralizing many of their financial decisions in one place. Consumers can get a holistic view of their finances, and hone in on specific details about their spending and saving patterns across accounts. By codifying insights from our award-winning editorial team, we are able to recommend smart money moves via contextual "nudges" for example, letting consumers know that the improvement in their credit score means that they could qualify for lower auto insurance rates. As a result, NerdWallet has become a one-stop-shop for consumers to track, manage and plan their financial futures.

Our Technology

We built our scalable technology platform to serve both the growing number of consumers searching for financial products digitally and the increasing number of financial service providers looking to reach consumers with the right characteristics for any given product. Additionally, beyond enabling all elements of our consumer "Learn, Shop, Manage" product experience, our technology is key to keeping our platform secure and compliant. The key capabilities and features of our platform include Content Management, Partner Access, Recommendation Engine and Personal Financial Management.

Content Management

Our content management platform leverages structured data components to showcase our financial guidance to consumers at scale. By codifying our editorial team's house views, we are able to dynamically recommend relevant content using machine learning for consumers seeking guidance and thus increase product matches. Our personalized article recommendations lead to higher click-through rates, ultimately increasing transactions on our platform.

Partner Access

Our platform manages over 400 financial services partners across eight verticals. We have a team focused on ingesting and aggregating data from our financial services partners across our verticals and financial products to surface and apply product details and attributes for matching with consumers. Our partner data ingestion, quality and compliance processes ensures accuracy and scalability across our platform. We are able to onboard new partners quickly with significantly lower partner marketing compliance risk—for example, inaccurate displays of rewards, fees, or interest rates. Our partner platform also includes the ability to integrate prequalification experiences and targeting engines.

Recommendation Engine

Our proprietary recommendation engine uses machine learning to match consumers to financial products and partners that meet their unique needs. Examples include, but are not limited to:

- For credit card products, our approval odds model determines a consumer's likelihood of getting approved, which ultimately saves them time, enables users to avoid unnecessary hard credit checks, and drives stronger conversion rates for our financial services partners.

- For some loans products, we operate a prequalification system that assists consumers through the underwriting process. Additionally, On the Barrelhead's loan-matching platform unlocks more personalized and compelling recommendations, leading to better customer experiences and improved monetization.

Our technology is flexible enough to engage with financial services partners in ways that align with each industry's unique requirements and business practices.

Personal Financial Management

The logged-in experience for registered users serves as a one-stop shop for consumers to track, manage and maximize their finances, all in one place. We analyze first-party data, third-party data from financial account aggregators and credit reports to understand our users' unique financial situations. Our recommendation engine surfaces insights and actions that users can take to make smart money moves, such as improving their credit scores, maximizing their credit card rewards or earning a higher savings interest rate. Additionally, our credit score predictive modeling can estimate the impact of financial decisions on consumers' credit scores, thus enhancing the insights and recommendations that we can provide to them.

Security and Privacy

As a consumer-first company that is building a trusted brand, we are both committed and mandated to adhere to the strictest privacy standards. We believe our commitment to data protection and privacy, as well as our superior insights and guidance, are the primary reasons why consumers provide us with personal data on our platform.

We practice a security-first approach to product development, with our security team involved in building our products, features, platforms and infrastructure from the beginning. This approach allows us to build with security as a core requirement rather than treating it as an afterthought. Our security team has a wide range of expertise, from corporate security to network security to application security, giving us the ability to design security into everything that we do, from product development to vendor selection to the tools that we use in our day-to-day work as Nerds.

Marketing

Our marketing function is a critical way we reach and build trust with consumers and is an important growth lever for our business. Our marketing strategy is diversified across brand marketing, organic and performance marketing, customer relationship management and communications. Importantly, these strategies build on and reinforce one another, optimizing for building consumer trust and managing spend efficiently. Brand marketing campaigns, which encourage consumers to turn to NerdWallet with all of their money questions, increase awareness and drive top-of-funnel interest, while amplifying the effectiveness of our organic and performance marketing channels. All of our marketing programs and channels are measured by a data-driven media mix model to determine results and effectively allocate marketing investments to drive maximum business impact.

We have a substantial organic and performance marketing presence that drives high-intent traffic. Our organic marketing program leverages our substantial, proprietary body of trusted guidance coupled with expertise in SEO and public relations, to reinforce NerdWallet as a trusted authority in personal finance. Our performance marketing is also highly optimized for profitable revenue growth.

NerdWallet's editorial team is made up of writers and editors who are deeply knowledgeable about personal finance. Our editorial team provides well-researched guidance across all areas of personal finance and for various stages of consumers' financial journeys, from basic information about saving for retirement to timely guidance about applying for unemployment to in-depth product reviews. Our high quality content is distributed by news sites such as The Associated Press, and our writers are frequently featured providing guidance in print, online and broadcast media such as The New York Times and Good Morning America, among others.

Our communications team oversees the execution of consumer, product and corporate communications to both reinforce NerdWallet as a trusted brand and support our organic growth strategies by generating considerable media and syndication coverage, particularly for NerdWallet's consumer finance spokespeople.

We believe our marketing strategy will position NerdWallet as the trusted brand of choice in personal finance, improve traffic acquisition at all levels of the funnel, drive engagement with users, and enable us to scale quickly across new consumer finance verticals and geographies.

Environmental, Social and Governance

Our mission, to provide clarity for all of life's financial decisions, is rooted in our belief that both individual consumers and SMBs should be empowered to make financial decisions with confidence. As a mission-driven, consumer-first company, we have long had a company culture oriented towards being responsible and socially conscious. In 2023, we published our second annual Environmental, Social and Governance (ESG) report, outlining our corporate social responsibility programs, diversity, equity, and inclusion efforts, and our first environmental and sustainability strategy, specifically our Scope 1, 2, and 3 emissions. You can find the report at *https://www.nerdwallet.com/l/environmental-social-governance*. Our commitments are a natural extension of our mission and while ESG considerations have been part of the NerdWallet story since our inception, our ESG reports allow us to articulate our vision and priorities clearly, and ensure we hold ourselves accountable for progress on critical ESG initiatives.

Our ESG strategy is founded on three pillars:

• Achieving Our Vision, or the work we do to create a world in which everyone makes financial decisions with confidence. We know that not everyone has access to the information they need to make confident decisions, that not everyone is adequately served by financial incumbents, and addressing these inequities is endemic to our DNA.

• Investing in Our Nerds, or the work we do to provide our talented Nerds with an equitable and inclusive workplace in which they can thrive professionally and personally. Our Nerds are eager to make an impact, and we want to empower them in pursuit of our shared and individual goals.

• Building a Socially Responsible Business, or the work we do to ensure that our business practices protect and improve the lives of our consumers, our Nerds, and our wider world.

Employees and Human Capital

NerdWallet is defined by its vision, a world where everyone makes financial decisions with confidence. We attract people who are passionate about bringing our mission to life and inspired by the possibility of making real change—to brighten futures, ask hard questions, usher in solutions and provide our consumers with clarity and confidence. As of December 31, 2023, we had over 730 full-time employees, of which approximately 95% are located throughout the United States and 5% are located internationally. None of our employees are represented by a labor union or covered by collective bargaining agreements. We consider our relationship with our employees to be good and have not experienced any work stoppages.

Our Culture and Engagement

Our Nerds are the key to our success and the reason we believe we will achieve our mission; they are also one of our most crucial areas of investment. At the core of our Nerdy culture are our values. They're not just words written on a wall or printed on t-shirts, but lived and breathed every day by every Nerd: (1) Consumer, Company, Team, Self; (2) Relentless Self-Improvement; (3) Ownership; (4) Informed Risk-Taking; and (5) Open, Candid and Constructive. We measure employee performance against these company values and measure employee engagement through surveys, and participation at all-hands and town hall style meetings with leadership. We have been consistently recognized for our competitive employee benefits, commitment to employee growth and empowerment, and our flexible workplace environment.

Diversity, Equity, Inclusion and Belonging

At NerdWallet, we aspire to provide people with the confidence they need to live their best lives—however they identify. For our consumers, this means building their financial confidence. For our Nerds, this means fostering an inclusive culture that allows all Nerds to be their authentic selves, grow their skills, contribute, and thrive with the confidence of belonging. Our diversity, equity, inclusion and belonging (DEIB) efforts are centered around ensuring we are building a diverse organization across all business aspects and creating an inclusive culture where everyone is engaged and has access to opportunities. Our key initiatives include:

- Offering learning sessions and resources for Nerds and managers to help build an inclusive workplace.

- Supporting eight employee-led employee resource groups, which provide supportive community and development opportunities for various employee populations and their allies: NerdOut, NerdFamilies, NerdWomen, Allyship, Asian Nerds, Black Nerds, Latino and Hispanic Nerds, and Women in Data and Engineering.

- We began 2023 with a new bronze-level certification from Black Equity at Work from Management Leadership for Tomorrow. This rigorous three-year route to certification features a data-driven and comprehensive plan to drive and support racial equity at NerdWallet.

- We use a third-party platform to analyze our employee salaries for gaps based on race or gender twice a year.

- Offering Learning and Activism Days to inspire and encourage Nerds to learn,grow and give back to their communities. This year, we held two Nerds Pay It Forward events, freeing up time in support of employee volunteerism on dedicated volunteer days to encourage all NerdWallet employees to give back to their communities. In all, Nerds donated over 1,800 hours during these events.

Talent Attraction, Recruitment and Retention

Our remote-first culture allows us to reach, attract and retain more diverse talent across all levels of our organization. Attracting and retaining highly skilled, diverse talent is a key component of our burgeoning diversity, equity and inclusion efforts, and is absolutely critical to our success as a business and to fully realizing NerdWallet's mission. Once employees are at NerdWallet we invest in their well-being and development offering competitive compensation and benefits, opportunities for career growth, and inclusion and belonging programming.

- *Training, Learning and Development* - In line with our Relentless Self-Improvement value, we encourage our employees to seek out professional development opportunities and we provide them with a yearly career enrichment stipend. In addition, we provide in-house opportunities for career development, including a job shadowing program, career conversations, cohort-based learning, on-demand courses, and in-depth training as part of our Career Accelerator Program (CAP) and Leadership Empowerment Accelerator Program (LEAP) aimed to increase representation of underrepresented races and ethnicities, women in leadership and women in tech and propel underrepresented women into leadership positions.

- *Compensation* - NerdWallet offers market-competitive compensation to attract employees and a pay-for-performance philosophy to engage and retain our employees. We want our employees to feel invested in the future of NerdWallet by offering the majority of full-time employees equity-based compensation upon hire and through annual performance equity grants.

- *Comprehensive Benefits and Perks* - In order to attract, engage and retain our employees, we offer a wide array of benefits and perks to promote their health and well-being, including:

  ◦ Medical, dental, vision, life and disability insurance plans;

  ◦ Flexible paid vacation and sick time off and flexible work schedules;

  ◦ Mental health benefits and Company mental health days off in addition to an annual week-long Company shutdown at the end of the calendar year;

  ◦ Remote-first work environment;

  ◦ Parental leave;

  ◦ Country-specific retirement or pension plans, with a match for U.S. 401(k) plan contributions;

  ◦ Employee Stock Purchase Plan (ESPP);

  ◦ Access to financial wellness guidance from certified financial planners;

  ◦ Referral bonus program for recruiting new Nerds;

  ◦ Charitable matching program and volunteer time off, and;

  ◦ Access to online and automated legal services.

Competition

We have built a scaled and highly differentiated online platform. We face competition from both online and offline financial guidance providers in four primary categories:

- **Financial advisors, agents, and brokers** who provide guidance and expertise as part of their offerings;

- **Traditional media** such as the New York Times, U.S. News & World Report and other print and broadcast media;

- **Friends and family**, as many consumers consult friends and family for financial guidance; and

- **Influencers on social media platforms.**

In addition, we compete with the following for advertising budgets designated for financial products:

- **Financial services providers' own marketing**: Financial services providers connect directly through many different channels, digitally (in-app, email, etc.) and offline channels (direct mail, printed media, etc.);

- **Online search engines**: Financial services providers spend advertising budgets with online search engines, primarily Google AdWords, as many consumers turn to Google to answer their personal finance questions; and

- **Online marketplaces**: including Bankrate, Credit Karma, LendingTree and Zillow.

We believe we compete favorably due to the breadth and depth of our financial guidance, the trust we've built with our consumers, and our brand, organic traffic, convenience and simplicity.

Intellectual Property

We believe that our intellectual property rights are valuable and important to our business. We rely on trademarks, copyrights, trade secrets, license agreements, intellectual property assignment agreements, confidentiality procedures, non-disclosure agreements, and employee and contractor non-disclosure and invention assignment agreements to establish and protect our proprietary rights. Though we rely in part upon these legal and contractual protections, we believe that factors such as our skills and the ingenuity of our employees, the quality of our guidance to consumers and the functionality and frequent enhancements to our platform are larger contributors to our success in the marketplace.

We have trademark rights in our name, our logo, and other brand indicia, and have trademark registrations for select marks in the U.S. and many other jurisdictions around the world. We also have registered domain names for websites that we use in our business.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. For additional information, see the section titled "Risk Factors—Risks Related to Our Technology, Security and Intellectual Property—Failure to protect or enforce our intellectual property rights could harm our business, financial condition and results of operations."

Regulation

We market and provide our products and services in heavily regulated industries through a number of different channels across the U.S.,the UK and Canada. As a result, aspects of our business are potentially subject to a variety of U.S., UK and Canadian laws and regulations, including:

- The Truth-in-Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act (FCRA), Fair and Accurate Credit Transactions Act of 2003, the Fair Housing Act, the Real Estate Settlement Procedures Act, and similar state laws, all of which place certain restrictions on the manner in which mortgages and other consumer loans are marketed and originated, and some of which impose restrictions on the amount and nature of fees that may be charged to lenders and real estate professionals for providing or obtaining consumer loan requests;

- The Dodd-Frank Wall Street Reform and Consumer Protection Act, which imposes, among other things, a broad prohibition on Unfair, Deceptive and Abusive Acts and Practices (UDAAPs) in connection with consumer financial products and services, limitations on fees charged by mortgage lenders, and requirements related to mortgage disclosures and is enforced by the Consumer Financial Protection Bureau and state regulatory authorities;

- The Federal Trade Commission Act (FTC Act), which, among other things, imposes a broad prohibition on Unfair and Deceptive Acts and Practices in or affecting commerce, and is enforced by the Federal Trade Commission and Canada's Competition Act;

- State laws that impose prohibitions on Unfair, Deceptive and Abusive Acts and Practices similar to the Dodd-Frank Act and FTC Act's prohibitions;

- Federal, state and provincial licensing laws;

- Federal and state laws, which impose restrictions on activities conducted through telephone, mail, email, mobile device or the Internet, including the Telemarketing Sales Rule, the Telephone Consumer Protection Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, and Canada's Anti-Spam Legislation (CASL);

- Federal and state laws relating to offering of credit repair services to consumers, including such laws that impose restrictions on the usage and storage of consumer credit information such as the Credit Repair Organizations Act and the FCRA;

- Federal and state laws and regulations relating to data privacy and security, such as the Gramm-Leach-Bliley Act and the California Consumer Privacy Act (CCPA), which impact how we collect, use, store, share and otherwise process personal information of consumers and other individuals;

- Recent state laws regulating data privacy and security such as the CCPA; and

- Foreign laws and regulations relating to data privacy and security, such as the UK General Data Protection Regulation, the UK Data Protection Act 2018 and the General Data Protection Regulation 2016/679, each of which regulates our collection, processing, disclosure and other use of data relating to identifiable living individuals (personal data).

Available Information

We maintain an investor relations website at the following address: *https://investors.nerdwallet.com*. The information on our investor relations website is not incorporated by reference in this report. We make available on or through our investor relations website certain reports and amendments to those reports that we file with or furnish to the SEC in accordance with the Exchange Act. These include our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K. We make this information available on our investor relations website free of charge as soon as reasonably practicable after we electronically file the information with, or furnish it to, the SEC. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at the following address: *https://www.sec.gov*.

In addition, we routinely post on our investor relations website news releases, announcements and other statements about our business and results of operations, some of which may contain information that may be deemed material to investors. Therefore, we encourage investors to monitor the *https://investors.nerdwallet.com* website and review the information we post on that page.

Item 1A. Risk Factors.

In addition to risks and uncertainties in the ordinary course of business that are common to all businesses, important factors that are specific to our industry and the company could have a material and adverse impact on our business, financial condition, results of operations and cash flows. You should carefully consider the risks described below and in our subsequent periodic filings with the SEC. The following risk factors should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes in this Annual Report.

Risk Factors Summary

The following is a summary of the principal risks that could materially adversely affect us and should be read in conjunction with the full disclosure in this "Risk Factors" section:

- We depend on relationships with our financial services partners, and any adverse changes in their financial strength, tightening of their underwriting standards, or adverse changes to their online marketing strategy would adversely affect our business, financial condition and results of operations.

- If consumers do not find value in our platform or do not like the consumer experience on our platform, the number of matches on our platform may decline, which would harm our business, financial condition and results of operations.

- We are dependent on internet search engines, particularly Google, to direct traffic to our websites and refer new users to our platform. If search engines' algorithms, methodologies, and/or policies are modified or enforced in ways we do not anticipate, or if our search results page rankings decline for other reasons, traffic to our platform or user growth or engagement could decline, any of which would harm our business, financial condition and results of operations.

- Failure to maintain our reputation and brand recognition and attract and engage users in a cost-effective manner would harm our business, financial condition and results of operations.

- Use of social media, influencers, affiliate marketing, email and text messages may adversely impact our brand and reputation or subject us to fines or other penalties.

- We may make decisions based on the best interests of our users in order to build long-term trust that may result in us forgoing short-term gains.

- We rely on third parties to perform certain key functions, and their failure to perform those functions could adversely affect our business, financial condition and results of operations.

- We compete in a highly competitive and rapidly evolving market with a number of other companies and we face the possibility of new entrants disrupting our market over time.

- Our recent international expansion subjects us to additional costs and risks which could harm our business, revenue and financial results, and our continued international expansion may be unsuccessful.

- We are actively investing in new product offerings, technologies, and minority investments, with plans to further increase these investments in the future. While these endeavors hold significant potential, they also come with inherent risks, and there is no guarantee that we will realize the anticipated benefits.

- Our financial performance is dependent on our ability to successfully refer users to financial services partners, and these partners are not precluded from offering products and services outside of our platform.

- Macroeconomic developments such as inflationary conditions in the U.S. have caused macroeconomic uncertainty and may have an adverse impact on our business, results of operations and our vertical diversification strategy.

- Adverse conditions in the consumer finance markets, or poor or uncertain macroeconomic conditions, could harm our business, financial condition and results of operations if our financial services partners reduce their marketing budgets and decrease spending on our platform.

- Changes in the loans markets could harm our business, financial condition and results of operations.

- Our business is subject to a variety of financial regulations in the U.S., UK, Canada and Australia, many of which are overlapping, ambiguous and still developing, which could subject us to claims or otherwise harm our business.

- Security incidents, or real or perceived errors, failures or bugs in our systems and platform could impair our operations, compromise our confidential information or our users' personal information, damage our reputation and brand, and harm our business and operating results.

- The dual class structure of our common stock has the effect of concentrating voting control with our Co-founder, CEO and Chairman of our Board of Directors, Tim Chen, which will limit or preclude your ability to influence corporate matters.

Risks Related to Our Business

We depend on relationships with our financial services partners, and any adverse changes in their financial strength, tightening of their underwriting standards or adverse changes to their online marketing strategy would adversely affect our business, financial condition and results of operations.

Our success depends on the financial strength and underwriting standards of credit card issuers, lenders, insurers and other participants on our platform. If our financial services partners experience financial difficulties, they may cease participating on our platform or tighten underwriting standards, which would result in fewer opportunities for us to earn fees from matching consumers with them. In times of financial difficulty, financial services providers may also fail to pay fees when due or drop the quality of their services to consumers. Our partners could also change their online marketing strategies or implement cost-reduction initiatives that decrease spending through our platform. The occurrence of one or more of these events, alone or in combination, with a significant number of financial services partners could harm our business, financial condition and results of operations.

If consumers do not find value in our platform or do not like the consumer experience on our platform, the number of matches on our platform may decline, which would harm our business, financial condition and results of operations.

We believe that the growth of our business and revenue depends upon our ability to engage our existing users and to add new users in our current as well as new verticals. If we lose users or user engagement diminishes, our business and financial condition will be negatively impacted. If we fail to remain competitive on customer experience, editorial articles and product offerings, our ability to grow our business may also be adversely affected.

While a key part of our business strategy is to engage users in our existing verticals, we also intend to expand our operations into new verticals. In doing so, we may incur losses or otherwise fail to enter new verticals successfully. Our expansion into new verticals may place us in unfamiliar competitive environments and involve various risks, including competition, government regulation, the need to invest significant resources and the possibility that returns on such investments will not be achieved for several years or at all. There are many factors that could negatively affect our ability to grow our user base and engagement, including if:

- we lose users to new market entrants and/or existing competitors;

- we do not obtain regulatory approvals necessary for expansion into new verticals, geographies or to launch new products, product features or tools;

- we fail to effectively use search engines, social media platforms, digital app stores, content-based online advertising, and other online sources for generating traffic to our platform;

- our platform experiences disruptions or outages;

- we suffer reputational harm to our brand including from negative publicity, whether accurate or inaccurate;

- we fail to expand geographically;

- we fail to offer new and competitive products, to provide effective updates to our existing products or to keep pace with technological improvements in our industry;

- technical or other problems frustrate the user experience;

- we are unable to address user concerns regarding the content, privacy, and security of our digital platform;

- we are unable to continue to innovate and improve our platform by generating compelling content and tools;

- existing or new financial services providers use incentives to directly cross-sell their products, reducing consumer benefits of using multiple providers; or

- we are unable to successfully launch new verticals.

Our inability to overcome these challenges could impair our ability to engage users, and could harm our business, operating results and financial condition.

We are dependent on internet search engines, particularly Google, to direct traffic to our websites and refer new users to our platform. If search engines' algorithms, methodologies, and/or policies are modified or enforced in ways we do not anticipate, or if our search results page rankings decline for other reasons, traffic to our platform or user growth or engagement could decline, any of which would harm our business, financial condition and results of operations.

Our reliance on internet search engines, particularly Google, for directing traffic to our platform, poses risks. Search engines, like Google, may modify algorithms or policies without prior notice, potentially resulting in significant declines in our organic search ranking and decreased platform traffic. Past changes have caused declines in traffic and user growth, with anticipated fluctuations in the future. The introduction of AI-assisted technologies could further impact search engine relevance, causing declines in our ranking and decreased platform traffic, affecting our financial results.

Additionally, Google may take action against websites for behavior deemed to unfairly influence search results, without providing published guidelines. In 2017, Google's action temporarily resulted in lower search rankings and decreased traffic to our website. Limited appeal options may hinder recovery from such actions. A substantial reduction in users directed from search engines would harm our business, revenue, and financial results.

In anticipation of Google's deprecation of third-party advertising cookies, we have reduced their use since 2022. We are also exploring new audience targeting and measurement approaches and focusing on direct consumer connections through registration ramps to minimize reliance on search engines. Changes in our marketing approach and consumer relationships are ongoing, with uncertain outcomes on actionable marketing data. Negative effects on targeting consumers would impact our ability to match them with financial services partners, posing a threat to our business, revenue, and financial results.

Failure to maintain our reputation and brand recognition and attract and engage users in a cost-effective manner would harm our business, financial condition and results of operations.

In order to attract consumers to our platform, convert these consumers into matches with financial services partners and generate repeat visits, we must market our platform and maintain consumer trust. Promoting and maintaining our brand requires the expenditure of considerable money and resources for online and offline marketing and advertising, the continued provision of high-quality products and services that meet user needs, the ability to maintain consumers' trust, and the ability to successfully differentiate our brand, products and services from those of our competitors.

Brand recognition is a key differentiating factor between us and our competitors. We believe that continuing to build and maintain the recognition of our brand is important to achieving increased demand for the products we provide. Accordingly, we have spent, and expect to continue to spend, significant amounts on, and devote significant resources to, branding, advertising and other marketing initiatives, which may not be successful or cost-effective. Our brand promotion activities may not generate consumer awareness or yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand.

The strength of our brand may be harmed by adverse publicity from many sources. Adverse publicity and the potential corresponding impact on our reputation may be accelerated and amplified by the widespread use of social media platforms. Furthermore, adverse publicity, from legal proceedings against us or our business, including governmental proceedings and consumer class action or other litigation, or the disclosure of information from security breaches or other incidents, could negatively impact our reputation and our brand, which could materially and adversely affect our business and financial condition and results of operations.

The failure of our business to maintain or enhance its reputation and brand recognition and attract and retain consumers in a cost-effective manner could materially and adversely affect our business, financial condition and results of operations.

Use of social media, influencers, affiliate marketing, email, and text messages may adversely impact our brand and reputation or subject us to fines or other penalties.

We use social media, including Facebook, Instagram and TikTok, as well as affiliate marketing, email, and SMS as part of our multi-channel approach to marketing. Laws and regulations governing the use of these platforms and other digital marketing channels are rapidly evolving. An increase in the use of social media for product promotion and marketing may cause an increase in the burden on us to monitor compliance of such materials and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations. It may also become more difficult for us or our affiliate marketing partners to comply with such laws, and future data privacy laws and regulations or industry standards may restrict or limit our ability to use some or all of the marketing strategies on which we currently rely. The failure by us, our employees, third parties acting at our direction or affiliate marketing partners who engage in advertising on our behalf to abide by applicable laws and regulations in the use of these platforms could adversely impact our reputation or subject us to fines or other penalties. In addition, our employees or third parties, including our affiliate marketing partners, may knowingly or inadvertently make use of social media in ways that could lead to violations of marketing regulations issued by the FTC, SEC or CFPB. Any such inappropriate use of social media tools could also cause business interruptions and reputational damage.

We may make decisions based on the best interests of our users in order to build long-term trust that may result in us forgoing short-term gains.

We are committed to building our business by prioritizing the best interests of our users, a value we consider instrumental in establishing user trust and driving platform growth and engagement. We believe that this approach aligns with the long-term interests of both our company and stockholders. Historically and potentially in the future, we may choose to forego certain expansion or short-term revenue opportunities that do not align with the best interests of our platform and users, even if such decisions adversely impact our short-term results.

For instance, our platform avoids the use of impression-based advertising, refrains from generating revenue through certain editorial content topics, and ensures the editorial team maintains independence from our business teams. Reviews and ratings of financial services products remain unbiased, unaffected by product placement on our platform or pricing agreements with financial services partners. Additionally, we may invest in products or features that may not yield immediate financial benefits but are expected to drive consumer engagement or offer potential long-term advantages.

As an illustration, the 2023 launch of the NerdUp credit card, aimed at helping consumers build and improve their credit, is not anticipated to generate significant direct profitability from interchange fees. Instead, we view this product as a means to build consumer trust by offering a compelling product designed for those who want to build or improve their credit. We expect that as these consumers qualify for non-secured credit cards, they will transact on our site, allowing us to earn fees from matching them with financial services partners. However, the focus on building long-term trust and consumer engagement over short-term revenue opportunities may not always yield the expected long-term benefits, potentially resulting in harm to user traffic, engagement, business, financial condition, and operational results.

We rely on third parties to perform certain key functions, and their failure to perform those functions could adversely affect our business, financial condition and results of operations.

We rely on certain third-party computer systems and third-party service providers for a variety of services, including cloud technology providers, third-party data providers, credit bureaus, data transfer networks, and remote and offshore engineering and other services to run our platform and support or carry out certain functions. Any significant disruption to the infrastructure of our third-party service providers and/or any changes in our third-party service providers' service levels may significantly impact our business operations, including making our platform unavailable to our users. A lengthy interruption in the availability of our platform would result in a loss of matches with our financial partners and corresponding revenue, which would impact our operating results and cash flow. In addition, it would negatively impact search engine ranking, user experience and our reputation with our financial partners. Furthermore, in the event that any of our agreements with our third-party service providers are terminated, we may experience significant costs or downtime in connection with the transfer to, or the addition of, new hosting providers. Although alternative providers could host our platform on a substantially similar basis, such transition could potentially be disruptive and we could incur significant costs in connection therewith.

We compete in a highly competitive and rapidly evolving market with a number of other companies and we face the possibility of new entrants disrupting our market over time.

We currently compete with a number of companies that market financial services online, as well as with more traditional sources of financial information, and with financial institutions offering their products directly, and we expect that competition will intensify. Our online competitors include marketplaces such as Bankrate, Credit Karma, LendingTree, and Zillow, and we also face direct or indirect competition from providers of consumer personal finance guidance and online search engines. Some of these existing competitors may have more capital or complementary products or services than we do, and they may leverage their greater capital or diversification in a manner that adversely affects our competitive position, including by making strategic acquisitions. In addition, we also face the possibility of new competitors. New competitors may enter the market and may be able to innovate and bring products and services to market faster, or anticipate and meet consumer or financial services partner demand before we do. Other newcomers, including major search engines and content aggregators, may be able to leverage their existing products and services or access to data to our disadvantage. We may be forced to expend significant resources to remain competitive with current and potential competitors. If any of our competitors are more successful than we are at attracting and engaging users or financial services partners, our business, financial condition and results of operations could be materially and adversely affected.

Our recent international expansion subjects us to additional costs and risks which could harm our business, revenue and financial results, and our continued international expansion may be unsuccessful.

Historically, all of our business has been generated in the U.S. and we have little experience operating internationally. In 2020, we entered the UK market with our acquisition of Notice Media Ltd. (doing business as Know Your Money), an online provider of financial guidance and tools based in the UK. We entered the Canadian and Australian markets organically in the third quarter of 2021 and the fourth quarter of 2022, respectively. We believe part of our growth strategy depends on our continued international expansion. We continue to adapt to and develop strategies to address international markets, but there is no guarantee that such efforts will be successful. Our existing international operations and further international expansion are subject to a number of difficulties and risks, including:

- challenges inherent to efficiently recruiting and retaining talented and capable employees in foreign countries and maintaining our company culture and employee programs across all of our offices, including those resulting from cultural differences and geographic dispersion;

- required compliance with existing and changing foreign regulatory requirements and laws that are or may be applicable to our business in the future, such as the European Union's General Data Protection Regulation (GDPR) and other data privacy requirements; labor and employment regulations; anti-competition regulations; regulatory laws and requirements for licenses and authorizations; and the UK Bribery Act of 2010 and other anti-corruption laws;

- required compliance with U.S. laws such as the Foreign Corrupt Practices Act, and other U.S. federal laws and regulations established by the office of Foreign Asset Control and other governmental entities;

- difficulties identifying, obtaining, and maintaining the government approvals, authorizations, or licensures required to conduct our business in foreign markets;

- financial risks, such as longer payment cycles, difficulty collecting accounts receivable, and the impact of local and regional financial crises on demand and payment for our products;

- difficulties obtaining intellectual property protection, enforcing our intellectual property rights, and defending against third-party intellectual property infringement claims;

- challenges successfully addressing novel sources of competition, including in the context of foreign laws and business practices that may favor local companies;

- difficulties managing fluctuations in currency exchange rates and foreign exchange controls; and

- potentially adverse tax consequences, including multiple and possibly overlapping tax regimes, the complexities of foreign value-added tax systems, and changes in tax rates.

As we continue to expand our international operations, our success will depend in large part on our ability to anticipate and effectively manage these risks, which in turn will require significant management attention and financial resources. In addition, certain international markets where we do business are subject to significant economic uncertainty. Significant economic developments in these markets, or the perception that any of them could occur, creates further challenges for operating in these markets. If we are unable to successfully manage any of these risks, our existing international operations and any future international expansion could be compromised, which could harm our business, financial condition and results of operations.

We are actively engaged in significant investments in new product offerings, technologies, and minority investments, with plans to further increase these investments in the future. However, these endeavors inherently carry risks, and the realization of expected benefits is not guaranteed.

Our substantial investments encompass the development of various products, technologies, and minority investments, including our mobile application, personal finance management tools, data infrastructure, and recommendation engine. We are committed to continuing substantial resource allocation for the creation of new technologies, tools, features, services, and product offerings. Anticipating an increase in investments in the near term, we acknowledge that this may impact our margins. Following the acquisition of On the Barrelhead (OTB) in the third quarter of 2022, we plan to continue investing in developing and expanding new offerings using the acquired technology.

Moreover, we plan to allocate substantial resources to grow the verticals on our platform, increase our scale, and expand into additional geographic markets. However, the efficient and effective allocation of our development budget on commercially successful and innovative technologies is crucial for realizing the expected benefits of our strategy. The high degree of risk associated with our new initiatives includes limited or no prior development or operating experience in the strategies, technologies, and regulatory requirements involved.

There is no assurance of sustained consumer demand or sufficient market acceptance to generate revenue that offsets new expenses or liabilities associated with these investments. Competitive dynamics pose a risk, as product offerings developed by others may render our offerings noncompetitive or obsolete. Furthermore, the development efforts for new product offerings and technologies could distract management attention from current operations and redirect capital and resources from our established products.

Even if successful, regulatory authorities may impose new rules or restrictions in response to our innovations, potentially increasing expenses or hindering successful commercialization. The failure to realize the expected benefits of these investments may adversely impact our business, financial condition, and operating results.

Our financial performance is dependent on our ability to successfully refer users to financial services partners, and these partners are not precluded from offering products and services outside of our platform.

Our ability to earn revenue is dependent on referring users of our site to our financial services partners and our users seeking to transact with such partners. However, having obtained the information they were looking for in our editorial articles, tools and other product offerings, users may leave our platform and transact directly with a financial services partner or with another party. When users transact directly with financial services partners or another party, we are not able to earn revenue on these users' transactions, limiting our ability to realize a return on our investments in product features and editorial articles which could harm our business, revenue and financial results.

Because we do not have exclusive relationships with our financial services partners, users may obtain financial products without having to use our platform. Our financial services partners may offer and market their products to prospective customers online directly through their own marketing campaigns or via other methods of distribution, including through our competitors. If a significant number of users seek financial products and services directly from our financial services partners or from our online competitors, as opposed to through our platform, our business, financial condition and results of operations could be adversely affected.

If we are unable to maintain the quality of our products, expand our product offerings or continue technological innovation and improvements, our prospects for future growth may be harmed.

We believe our success depends on users finding our product offerings to be of value to them. Our ability to attract and engage users depends, in part, on our ability to successfully expand our product offerings and editorial articles. For example, we initially built our content and began matching consumers with financial services providers in the credit card market, we later expanded into loan products and have continued to add other verticals since then. To penetrate new verticals, we will need to develop a deep understanding of those new markets and the associated business challenges faced by participants in them. Developing this level of understanding may require substantial investments of time and resources, and we may not be successful. In addition to the need for substantial resources, government regulation could limit our ability to introduce new product offerings. If we fail to penetrate new verticals successfully, our revenue may grow at a slower rate than we anticipate, and our business, financial condition and results of operations could be materially adversely affected. We must also continue to innovate and improve on our technology and product offerings in order to continue future growth and successfully compete with other companies in our markets, or our brand and future growth could be materially adversely affected.

In addition, the market for financial services products is rapidly evolving, fragmented and highly competitive. Competition in this market has intensified, and we expect this trend to continue as the list of financial services providers grows. There are many established and emerging technology centric financial services providers offering a multitude of products to consumers across all financial verticals. If we fail to successfully anticipate and identify new trends, products and emerging financial services providers, and provide up-to-date educational content, tools and other relevant resources timely, our ability to engage consumers and financial services providers may suffer, which would harm our business, financial condition and results of operations.

Our current lack of geographic diversity exposes us to risk.

Our operations are geographically limited and primarily dependent upon consumers and economic conditions in the U.S. As a result of this geographical concentration, we are more vulnerable to downturns or other conditions that affect the U.S. economy. Any downturn or other adverse conditions in the U.S. economy could harm our business and financial results.

We have entered the UK, Canadian and Australian markets, and we believe our growth strategy depends, in part, on our continued international expansion. As we expand internationally, we will be vulnerable to economic downturns or other conditions that affect the domestic markets in the countries where we expand. However, until our international operations grow significantly, we will continue to be primarily dependent on U.S. consumers and U.S. economic conditions.

We have less experience operating in some of the newer market verticals and products to which we have expanded.

We have expanded to new verticals and products over the last several years. We do not have as much experience with these newer verticals and products as we do with the other more established verticals on our platform. Accordingly, newer verticals and products may be subject to greater risks than the more established verticals on our platform.

The success of our entry into new verticals and products will depend on a number of factors, including:

- Implementing in a cost effective manner product features expected by consumers and financial services providers;

- Market acceptance of an intermediary by consumers and financial services providers;

- Offerings by current and future competitors;

- Our ability to innovate and disrupt markets by offering or creating new and compelling products for consumers;

- Our ability to attract and retain management and other skilled personnel;

- Our ability to collect amounts owed to us from our financial services partners;

- Our ability to develop successful and cost-effective marketing campaigns; and

- Our ability to timely adjust marketing expenditures in relation to changes in demand for the underlying products and services offered by our financial services partners in these newer verticals.

Our results of operations may suffer if we fail to successfully anticipate and manage these issues associated with expansion into new verticals.

We rely on the data provided to us by users and third parties to operate and improve our product offerings, and if we are unable to maintain and grow the use of such data, we may be unable to provide users with a platform experience that is relevant and effective, which would harm our business, financial condition and results of operations.

We analyze first-party data from users, third-party data from financial account aggregators and credit reports to understand our users' unique financial situations. The large amount of information we use in operating and improving our platform is critical to the experience we provide for our users. If we are unable to maintain, grow and efficiently handle the data provided to us, the value that we provide to consumers and the quality of matches with financial services partners may be limited. In addition, if we do not maintain the quality, accuracy and timeliness of this information, user experience may suffer, which would harm our business, financial condition and results of operations.

We track certain operational metrics, which are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and adversely affect our stock price, business, results of operations, and financial condition.

We track certain operational metrics, including metrics such as Monthly Unique Users (MUUs), which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies, or the assumptions on which we rely. Our internal systems and tools are subject to a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose. If the internal systems and tools we use to track these metrics undercount or overcount or contain algorithmic or other technical errors, the data we report may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring how our platform is used. For example, the number of MUUs on our platform is based on activity associated with a unique device identifier during a certain time period. Certain individuals may have more than one device and therefore may be counted more than once in our count of MUUs. Limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If our operational metrics are not accurate representations of our business, or if investors do not perceive these metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, our stock price could decline, we may be subject to stockholder litigation, and our business, financial results and results of operations could be adversely affected.

Risks Related to Our Industry and the Consumer Finance Economy

Macroeconomic developments such as inflationary conditions and a rising interest rate environment in the U.S. have caused macroeconomic uncertainty and may have an adverse impact on our business, results of operations and our vertical diversification strategy.

We began our business with our credit card vertical and have since grown our business to include seven additional verticals: mortgages, insurance, SMB products, personal loans, banking, investing and student loans. We believe that our vertical diversification strategy has allowed us to navigate different kinds of macroeconomic conditions; in the recent past underperformance in one vertical has been offset by overperformance in another. For example, during the COVID-19 pandemic in 2020 when our credit card vertical was under pressure, other verticals such as the investing vertical and mortgage vertical were strong. Similarly in 2022, as interest rates began to increase and the mortgage and investing verticals were impacted, the credit card and SMB product verticals were strong. We cannot, however, guarantee that this offsetting between our verticals will continue or that our business model will be able to withstand the various macroeconomic developments we may see in the future. During 2023 we saw that increasing interest rates both put pressure on our loans verticals and drove strength in our banking vertical, continuing the offsetting we have seen in the past. After the regional bank failures that began in the spring of 2023, however, increasing issuer conservatism caused our credit card vertical revenue to begin to decline without any offsetting overperformance in another vertical. Continued inflationary conditions, higher interest rates, and a tightening of credit markets would pose challenges to our business and may impact many of our verticals and may not be offset by performance in other verticals. Further, an unexpected or prolonged economic downturn, or rapidly rising or sustained high unemployment, would adversely affect our financial condition and results of operations.

Adverse conditions in the consumer finance markets, or poor or uncertain macroeconomic conditions, could harm our business, financial condition and results of operations if our financial services partners reduce their marketing budgets and decrease spending on our platform.

We earn fees from our financial services partners by matching users with their products. Thus, our business is dependent on the consumer finance markets and the demand for the products offered by our financial services partners. While we have not experienced a prolonged economic downturn since our founding following the Great Recession, we did see impact from the regional bank failures in the spring of 2023 in the form of increased conservatism by our financial services partners that led them to decrease their spending on our platform. We would expect a prolonged market downturn to lead our financial services partners to tighten underwriting standards making it more difficult for users to be matched with their products and to implement cost-reduction initiatives that reduce or eliminate marketing budgets. Both of these actions would lead to decreased monetization on our platform and could adversely affect our business, financial condition and results of operations.

Changes in the loan markets could harm our business, financial condition and results of operations.

The loan market, including student loans, business loans, mortgages and personal loans, is an important part of our business. Fluctuations and constraints in the loan markets in the past have harmed, and may in the future, harm our business, financial condition and results of operations. Economic factors such as increased interest rates, slow economic growth or recessionary conditions, the pace of home price appreciation or the lack of it, changes in household debt levels, and increased unemployment or stagnant or declining wages can affect the loan markets by impacting the number of loan applications and loan approval rates which can adversely affect our business. In 2022 and 2023 the U.S. Federal Reserve increased the benchmark federal funds rate many times in an attempt to rein in inflation. This policy change has led to a softening of the housing market and reduced consumer demand for mortgage refinancings and originations on our platform. At the same time, increased conservatism by our financial services partners following the regional bank failures in the spring of 2023 led to a tightening of underwriting standards by our financial services partners. Further interest rate increases and continued conservatism by our financial services partners would negatively impact our loans and SMB product verticals by both reducing demand for loan products and reducing the supply of credit available, making it more difficult for us to match consumers and small and mid-sized businesses with financial services products.

Risks Related to Regulation

Our business is subject to a variety of financial regulations in the U.S., Canada, Australia, and the UK, many of which are overlapping, ambiguous and still developing, which could subject us to claims or otherwise harm our business.

Aspects of our business are subject to a variety of federal, state and provincial financial and other laws in the U.S., Canada, Australia and UK, including laws, authorizations, and state or provincial licensing requirements relating to matching consumers with financial services providers; the marketing of mortgages, credit cards, personal loans, insurance, and other financial products and services; privacy and data security; investment advisory services; and other laws that are frequently evolving and developing. The scope and interpretation of such laws are often uncertain and may be conflicting or ambiguous. It is difficult to predict how existing laws, some of which were enacted prior to the widespread adoption of the internet and mobile devices, will be applied to our business and the new laws to which we may become subject. In addition, as our business grows into new markets or expands and we collect, use and share more user data internally and with financial services partners, we may become subject to additional laws and regulations. We also anticipate that U.S. federal regulators relevant to our business, such as the Federal Trade Commission and the Consumer Financial Protection Bureau, may pursue more enforcement actions. In addition, the government and regulatory authorities in the UK, Canada, Australia and U.S. including the respective federal agencies, state and provincial legislatures and regulators may from time to time enact new laws, regulations or guidance that may harm our business.

If we are not able to comply with applicable financial and other laws or regulations or if we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to discontinue certain products or features, which would negatively affect our business. In addition, negative publicity resulting from regulatory actions against us or others in our industry could harm our reputation or otherwise impact the growth of our business. Any costs incurred to prevent or mitigate this potential liability could also harm our business, financial condition and operating results.

Failure to obtain proper business licenses or other documentation, or to otherwise comply with local laws and requirements regarding marketing or matching consumers with financial services providers, may result in civil or criminal penalties and restrictions on our ability to conduct business in that jurisdiction.

Most states require companies to hold licenses in order to solicit or broker loans secured by residential mortgages, and in many cases require the licensure or registration of individual employees or contractors engaged in aspects of these businesses. States also require licenses to undertake certain insurance brokerage activities and in many cases require the licensure or registration of individual employees or contractors engaged in aspects of these activities. In addition, some states may require licenses to conduct similar activity with respect to commercial loans, credit cards and unsecured personal loans to residents of those states, although the applicability of these requirements to our business varies depending on our products as well as the loan products, terms, and the types of institutions that we partner with. The UK, Canada, and Australia also have licensure requirements in order to solicit or offer qualitative assessments and comparison of certain financial products, such as loans secured by residential mortgages, consumer loans, credit cards, and insurance.

Compliance with these requirements may render it more difficult for us and our financial services partners to operate or may raise our internal costs or the costs of our financial services partners, which may be passed on to us through less favorable commercial arrangements. While we have endeavored to comply with applicable requirements, the application of these requirements to persons operating online is not always clear and the failure to comply with any such applicable requirements may require us to expend significant capital and resources to investigate and remedy the noncompliance and subject us to litigation, regulatory enforcement action, fines, penalties, and other liability, which could adversely affect our business, financial condition and results of operations. Moreover, any of the licenses or rights currently held by us or our employees may be revoked prior to, or may not be renewed upon, their expiration. In addition, we or our employees may not be granted new licenses or rights for which they may be required to apply from time to time in the future.

Regulations promulgated by some states or jurisdictions may also impose compliance obligations on directors, executive officers, and any person who acquires a certain percentage (for example, 10% or more) of the equity in a licensed entity, including requiring such persons to periodically file financial and other personal and business information with regulators. If any such person refuses or fails to comply with these requirements, we may be unable to obtain certain licenses and existing licensing arrangements may be jeopardized. The inability to obtain, or the loss of, required licenses could harm our business, financial condition and results of operations.

We collect, store use and otherwise process personal information, including financial information and other sensitive data, which subjects us to governmental regulation and other legal obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could harm our reputation and our business.

We collect, store, use and process personal information and other user data, including financial information, credit report information and other sensitive information for our users. We rely on this data provided to us by users and third parties to offer, improve and innovate our products. If we are unable to maintain and grow such data we may be unable to provide consumers with a platform experience that is relevant, efficient and effective, which could adversely affect our business, financial condition and results of operations.

There are numerous federal, state and local laws and regulations regarding data privacy and the storing, sharing, use, processing, disclosure and protection of personal information and other user data, the scope of which are changing and subject to differing interpretations. In addition, as we continue to expand internationally, we are subject to foreign data privacy and security laws and regulations. These data privacy laws and regulations are complex, continue to evolve, and on occasion may be inconsistent between jurisdictions leading to uncertainty in interpreting such laws. We are also subject to the terms of our privacy policies and privacy-related obligations to third parties, and, given the evolving regulatory environment, we expect a heightened level of scrutiny on the data we handle. It is possible that these laws, regulations, and other obligations may be interpreted and applied in a manner that is inconsistent from one regulatory body to another and may conflict with other rules or our practices.

Most of the jurisdictions in which we operate have established their own data privacy and security legal frameworks. For example, in the U.S., we are subject to the Gramm–Leach–Bliley Act (GLBA) which governs non-public personal information of individuals who obtain financial products or services from financial institutions primarily for personal, family or household purposes, as well as the Fair Credit Reporting Act (FCRA) which generally governs the collection of credit information and access to credit reports. These laws restrict the collection, use, storage and disposal of information about individuals that we may collect during the provision of our products and impose certain disclosure obligations on us. Failure to comply with these laws can result in regulatory fines or penalties. Certain of our products that are not otherwise subject to the GLBA or FCRA may be subject to additional laws and regulations. For example, the California Consumer Privacy Act (CCPA) created new data privacy rights for California-resident users that were expanded when the California Privacy Rights Act (CPRA) went into effect in 2023. In addition, a growing number of states have passed or are expected to pass their own respective privacy laws. These laws, as well as any associated regulations, create a patchwork that poses challenges for our business and may increase our operating costs and potential liability (particularly in the event of a data breach), delay or impede the development of new products, and have a material adverse effect on our business, including how we use information about individuals, our financial condition and the results of our operations or prospects.

As we expand internationally, we will also be subject to international laws regarding privacy and the storing, sharing, use, processing, disclosure and protection of personal information and other user data. For example, following our expansion into the UK market, we became subject to the privacy, data security, and data protection requirements of the UK's data protection regime, consisting primarily of the Data Protection Act 2018 and the Data Protection, Privacy and Electronic Communications Regulations 2019 as amended by the Data Protection, Privacy and Electronic Communications Regulations 2020, or the UK GDPR, and other data protection regulations. Among other stringent requirements, the UK GDPR (like its EU counterpart) restricts transfers of data from the UK to third countries deemed to lack adequate privacy protections (such as the U.S.), unless an appropriate safeguard is implemented.

In the aftermath of the UK's withdrawal from the EU in January 2020 (an event commonly referred to as Brexit), there was uncertainty with regard to the regulation of data protection in the UK. Since then, the UK has undergone efforts to introduce post-Brexit data protection reform in the form of the Data Protection and Digital Information (No. 2) Bill (the "Bill") which is intended to supersede the UK's version of the GDPR. As of December 2023, the Bill was at the Committee Stage of the House of Lords and further progress is expected during the course of 2024. While the Bill has largely remained consistent with the spirit of the EU's GDPR, there are few instances where changes have been made, and more changes are possible during the course of the legislative process. As a result, we may face challenges in addressing and implementing the requirements of the proposed new law in light of uncertainty over its interpretation and application to data transfer, privacy, data protection, and information security in the UK, and may incur significant costs and expenses in an effort to do so. Any failure or perceived failure by us to comply with applicable laws and regulations or any of our other legal obligations relating to privacy, data protection, or information security may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us. Any of the foregoing could result in significant liability or cause our users to lose trust in us, any of which could have an adverse effect on our reputation, operations, financial performance and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our customers may limit the adoption and use of, and reduce the overall demand for, our products and services.

We are also subject to and actively taking steps to comply with evolving UK privacy laws on cookies and e-marketing. In the UK, informed consent is required for the placement of certain cookies or similar technologies on a user's device and for direct electronic marketing and valid consent is tightly defined, including, a prohibition on pre-checked consents and, in the context of cookies, a requirement to obtain separate consents for each type of cookie or similar technology. Strict enforcement of these requirements could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target users, may negatively impact our efforts to understand users and match them with products.

Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to users or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other user data, may result in governmental enforcement actions, litigation or negative publicity and could cause our users and financial partners to lose trust in us, which would have a material and adverse effect on our business. We may also be subject to remedies that may harm our business, including fines, demands or orders that we modify or cease existing or planned business practices.

Our failure to comply with economic and trade sanctions laws and regulations of the United States could materially adversely affect our reputation, business, financial condition and results of operations.

Our business must be conducted in compliance with applicable economic and trade sanctions laws and regulations, such as those administered and enforced by the U.S. Department of Treasury's Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council and other relevant sanctions authorities. Our failure to comply with these laws and regulations may expose us to reputational harm as well as significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. Despite our compliance efforts and activities we cannot assure compliance by our employees or representatives for which we may be held responsible, and any such violation could materially adversely affect our reputation, business, financial condition and results of operations.

Risks Related to Our Human Capital

We depend on our executive team and other key employees to manage the business and the loss of one or more of these employees or an inability to attract and retain highly skilled employees could materially harm our business.

Our success depends largely upon the continued high performance of our executive team and other key employees. We rely on our executive team for leadership in critical areas of our business, including product development, engineering, marketing, security, business development, and general and administrative functions. The loss of one or more of our executives or key employees would have an adverse effect on our business. From time to time, there may be changes in executives due to hiring or departures, which could disrupt our business. We do not have employment agreements with executives or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment at any time.

We depend on our senior management, including Tim Chen, our Co-founder, Chief Executive Officer and Chairman of our Board of Directors, and Lauren StClair, our Chief Financial Officer, as well as other key personnel. We may not be able to retain the services of any of our senior management or other key personnel, as their employment is at-will and they could leave at any time. If we lose the services of one or more of our senior management and other key personnel, we may not be able to successfully manage our business, meet competitive challenges or achieve our growth objectives. Further, to the extent that our business grows, we will need to attract and retain additional qualified management personnel in a timely manner, and we may not be able to do so. Our future success depends on our continuing ability to identify, hire, develop, motivate, retain and integrate highly skilled personnel in all areas of our organization.

We face stiff competition for qualified personnel and if we fail to attract new personnel or fail to retain and motivate our current personnel, our business, financial condition and results of operations could be materially and adversely affected.

To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for engineers experienced in designing and developing online and mobile products. We have experienced and we expect to continue to experience difficulty in hiring and retaining employees with appropriate qualifications. To attract and retain top talent, we have had to offer, and we believe we will need to continue to offer competitive compensation and benefits packages. Many of the companies with which we compete for experienced personnel have greater operating histories and resources than we have, which may make them more attractive to candidates.

In addition, attrition creates challenges as we must expend significant time and resources to identify, recruit, train and integrate new employees. If we are unable to retain qualified personnel or to effectively manage our hiring needs and successfully integrate new hires, then our efficiency, ability to meet forecasts, employee morale, productivity and retention could suffer, which could adversely affect our business.

We have transitioned to being a remote-first company, which could result in reduced morale and cohesiveness and increased cybersecurity risk, which could negatively affect our business.

During the onset of the COVID-19 pandemic we transitioned all of our employees to a remote work environment in order to mitigate the spread of COVID-19 and comply with local shelter in place policies. Subsequently we transitioned to being a remote-first company, allowing for almost all roles to be open to remote employees on an ongoing basis. The transition to being a remote-first company may lead to reduced employee morale or cohesiveness among our employees. In addition, our new remote-first employment policy may exacerbate certain risks to our business, including an increased demand for information technology resources, increased risk of phishing and other cybersecurity attacks, increased risk of unauthorized dissemination of sensitive information and increased complexity in coordinating the actions of the organization across various time zones, any of which could adversely affect our business. As a result, our culture, information technology requirements, cybersecurity risk, and business operations could be adversely affected.

Risks Related to Our Technology, Security and Intellectual Property

Security incidents, or real or perceived errors, failures or bugs in our systems and platform could impair our operations, compromise our confidential information or our users' personal information, damage our reputation and brand, and harm our business and operating results.

Our continued success depends on our systems, applications, and software continuing to operate and to meet the changing needs of our users and financial services partners. We rely on our technology and engineering staff and third party services providers to successfully implement changes to and maintain our systems and services in an efficient and secure manner. Like all information systems and technology, our platform may contain or develop material errors, failures, vulnerabilities or bugs, particularly when new features or capabilities are released, and may be subject to computer viruses or malicious code, break-ins, phishing impersonation attacks, attempts to overload our servers with denial-of-service or other attacks, ransomware and similar incidents or disruptions from unauthorized use of our computer systems, as well as unintentional incidents causing data leakage, any of which could lead to interruptions, delays or shutdown of our platform.

Operating our business and products involves the collection, storage, use and transmission of large volumes of sensitive, proprietary and confidential information, including financial and personal information, pertaining to our current, prospective and past users, as well as our personnel, contractors, and business partners. The security measures we take to protect this information may be breached as a result of computer malware, viruses, social engineering, ransomware attacks, account takeover attacks, hacking and cyberattacks, including by state-sponsored and other sophisticated organizations. Such incidents have become more prevalent in recent years. Our security measures could also be compromised by our personnel, theft or errors, or be insufficient to prevent exploitation of security vulnerabilities in software or systems on which we rely. Such incidents may in the future result in unauthorized, unlawful or inappropriate use, destruction or disclosure of, access to, or inability to access the sensitive, proprietary and confidential information that we handle. These incidents may remain undetected for extended periods of time allowing malfeasors to use time to their advantage.

Because there are many different cybercrime and hacking techniques and such techniques continue to evolve, we may be unable to anticipate attempted security breaches, react in a timely manner or implement adequate preventative measures. While we have developed systems and processes designed to protect the integrity, confidentiality and security of our and our users' confidential and personal information under our control, we cannot assure you that any security measures that we or our third party service providers have implemented will be effective against current or future security threats.

A security breach or other security incident, or the perception that one has occurred, could result in a loss of confidence by both our users and financial services partners and damage our reputation and brand; reduce demand for our products; disrupt normal business operations; require us to expend significant capital and resources to investigate and remedy the incident and prevent recurrence; and subject us to litigation, regulatory enforcement action, fines, penalties, and other liability, which could adversely affect our business, financial condition and results of operations. Even if we take steps that we believe are adequate to protect us from cyber threats, hacking against our competitors or other companies in our industry could create the perception among our users and financial services partners that our digital platform is not safe to use. Security incidents could also damage our IT systems and our ability to make the financial reports and other public disclosures required of public companies. These risks are likely to continue to increase as we continue to grow and process, store and transmit increasingly larger volumes of data.

We rely on third-party service providers to support our platform and information technology systems.

We rely on third-party service providers to provide critical services that help us deliver our products and operate our business, including hosting our platform. These providers may support or operate critical business systems for us or store or process the same sensitive, proprietary and confidential information that we handle. We do not have redundant network or rapid disaster recovery capabilities in most cases for the services provided by third-party service providers. These third party service providers may be susceptible to operational, technological and security vulnerabilities, including security breaches or other security incidents that compromise the confidentiality, integrity or availability of the systems they operate for us or the information they process on our behalf. In addition, these providers may rely on subcontractors to provide services to us that face similar risks. Our ability to monitor our third-party service providers' data security is limited and yet such occurrences could adversely affect our business to the same degree as if we had experienced these occurrences directly. Although we incorporate contractual provisions that require that our providers and their subcontractors protect our data and information, including personal data, any failure or security breaches by or of our third-party service providers or their subcontractors that result in an interruption in service, unauthorized access, misuse, loss or destruction of data or other similar occurrences could interrupt our business, cause us to incur losses, result in loss of reputation and consumer trust and subject us to customer complaints, significant fines, litigation, disputes, claims, and regulatory investigations or other inquiries. Furthermore, any contractual protections such as a counterparty's obligation to indemnify us may not be sufficient to protect us if our counterparty doesn't have adequate resources or if we are unable to enforce such protections.

Claims by others that we infringed their proprietary technology or other intellectual property rights could harm our business.

Companies in the internet and technology industries are frequently subject to litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. In addition, certain companies and rights holders seek to enforce and monetize patents or other intellectual property rights they own, have purchased or have otherwise obtained. As we gain an increasingly high public profile, the possibility of intellectual property rights claims against us grows. Third parties have in the past and may in the future assert claims of infringement of intellectual property rights against us. Although we may have meritorious defenses, there can be no assurance that we will be successful in defending against these allegations or in reaching a business resolution that is satisfactory to us. Our competitors and others may now and in the future have patent portfolios that are used against us. Many potential litigants, including some of our competitors and patent-holding companies, have the ability to dedicate substantial resources to the assertion of their intellectual property rights. Any claim of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim, could distract our management from our business and could require us to cease use of such intellectual property. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, we risk compromising our confidential information during this type of litigation. We may be required to pay substantial damages, royalties or other fees in connection with a claimant securing a judgment against us, we may be subject to an injunction or other restrictions that prevent us from using or distributing our intellectual property, or from operating under our brand, or we may agree to a settlement that prevents us from distributing our offerings or a portion thereof, which could adversely affect our business, results of operations and financial condition.

With respect to any intellectual property rights claim, we may have to seek out a license to continue operations found or alleged to violate such rights, which may not be available on favorable or commercially reasonable terms and may significantly increase our operating expenses. Some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If a third party does not offer us a license to its intellectual property on reasonable terms, or at all, we may be required to develop alternative, non-infringing technology, which could require significant time (during which we would be unable to continue to offer our affected offerings), effort and expense and may ultimately not be successful. Any of these events could adversely affect our business, results of operations and financial condition.

Failure to protect or enforce our intellectual property rights could harm our business, financial condition and results of operations.

We strive to protect our intellectual property rights by relying on a combination of federal, state and common law trademark, copyright, and trade secret protection laws, as well as contractual restrictions and business practices. In particular, we must maintain and protect the "NerdWallet" name and related marks and intellectual property and also police copying of our editorial articles. In addition, we typically enter into confidentiality and invention assignment agreements with employees and contractors, and confidentiality agreements with parties with whom we conduct business in order to limit access to, and disclosure and use of, our confidential or proprietary information. However, these contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent the misappropriation or disclosure of our proprietary information nor deter independent development of similar technologies by others. Failure to protect or maintain our intellectual property could harm our business, financial condition and results of operations.

While our content, software and other works may be protected under copyright law, we have chosen not to register any copyrights in these works. In order to bring a copyright infringement lawsuit in the United States, the copyright must be registered. Accordingly, the remedies and damages available to us for unauthorized use of our software may be limited.

We may not be able to continue to obtain licenses to third-party software and intellectual property on reasonable terms or at all, which may disrupt our business and harm our financial results.

We license third-party software and other intellectual property for use in connection with our platform, including for various third party product integrations with our platform. Our third-party licenses typically limit our use of intellectual property to specific uses and include other contractual obligations with which we must comply. These licenses may need to be renegotiated or renewed from time to time, or we may need to obtain new licenses in the future. Third parties may stop adequately supporting or maintaining their offerings or they or their technology may be acquired by our competitors. If we are unable to obtain licenses to these third-party software and intellectual property on reasonable terms or at all, the functionalities available through our platform may be adversely impacted, which could in turn harm our business. Further, if we or our third-party licensors were to breach any material term of a license, such a breach could, among other things, prompt costly litigation, result in the license being invalidated and/or result in fines and other damages. If any of the following were to occur, it could harm our business, financial results and our reputation.

We also cannot be certain that our licensors are not infringing the intellectual property rights of others or that our licensors have sufficient rights to the intellectual property to grant us the applicable licenses. Although we seek to mitigate this risk contractually, we may not be able to sufficiently limit our potential liability. If we are unable to obtain or maintain rights to any of this intellectual property because of intellectual property infringement claims brought by third parties against our licensors or against us, our ability to provide functionalities through our platform using such intellectual property could be severely limited and our business could be harmed. Furthermore, regardless of outcome, infringement claims may require us to use significant resources and may divert management's attention.

We rely on operating system providers and app stores to support our platform, and any disruption, deterioration or change in their services, policies, practices, guidelines and/or terms of service could have a material adverse effect on our business, financial condition and results of operations.

The success of our platform depends upon the effective operation of certain mobile operating systems, networks and standards that are run by operating system providers and app stores, or Providers. We do not control these Providers and, as a result, we are subject to risks and uncertainties related to the actions taken, or not taken, by these Providers. We largely utilize Android-based and iOS-based technology for our digital application platform. If any Providers, including either Google (for Android) or Apple (for iOS) stop providing us with access to their platform or infrastructure, fail to provide reliable access, cease operations, modify or introduce new systems, change their terms of service, guidelines or policies, or their interpretation of these, or otherwise terminate services, the delay caused by qualifying and switching to other operating systems could be time consuming and costly and could materially and adversely affect our business, financial condition and results of operations. In addition, Providers may limit the use of personal information and other data for advertising purposes or restrict how users can share information on their platform or across other platforms, which could materially and adversely affect our business, financial condition and results of operations or otherwise require us to change the way we conduct our business. Any limitation on or discontinuation of our or our users' access to any Provider's platform or app store could materially and adversely affect our business, financial condition, results of operations or otherwise require us to change the way we conduct our business.

Some of our products and services contain open source software, which may pose particular risks to our proprietary software, products, and services in a manner that could have a negative effect on our business.

We use open source software in our platform and anticipate continuing to use open source software in the future. Some open source software licenses require those who distribute open source software as part of their own software product to publicly disclose all or part of the source code of such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost, and we may be subject to such terms. The terms of certain open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we could face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we develop using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer such source code to eliminate use of such open source software. This re-engineering process could require us to expend significant additional research and development resources, and we may not be able to complete the re-engineering process successfully. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties, assurance of title or controls on the origin or operation of the open source software, which are risks that cannot be eliminated, and could, if not properly addressed, negatively affect our business. We cannot be sure that all of our use of open source software is in a manner that is consistent with our current policies and procedures, or will not subject us to liability. Any of these risks could be difficult to eliminate or manage, and, if not addressed, would have a negative effect on our business, financial condition and operating results.

Risks Related to Our Financial Operations and Accounting Matters

Our debt agreements contain certain restrictions that may limit our ability to operate our business.

The terms of our credit agreement, as amended, and the related collateral documents with JPMorgan Chase Bank, N.A. (JPM) as administrative agent contain, and any future indebtedness may contain, a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability, and the ability of our subsidiaries, to take actions that may be in our best interests, including, among others, disposing of assets, entering into change of control transactions, mergers or acquisitions, incurring additional indebtedness, granting liens on our assets, declaring and paying dividends, repurchasing stock, making investments and agreeing to do any of the foregoing, in each case subject to certain exceptions. Our credit agreement also contains financial covenants which require us to comply with a maximum total net leverage and minimum fixed charge coverage ratios. Our ability to meet those financial covenants can be affected by events beyond our control, and we may not be able to continue to meet those covenants. A breach of any of these covenants or the occurrence of other events (including an event or condition that has had a material adverse effect (as defined in the credit agreement)) specified in the credit agreement and/or the related collateral documents could result in an event of default under the credit agreement. Upon the occurrence of an event of default, JPM and/or our lenders under the credit agreement could elect to declare all amounts outstanding under the credit agreement, if any, to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, JPM and our lenders could proceed against the collateral granted to them to secure such indebtedness, which consists of all of our assets. We have, and certain of our subsidiaries have, pledged substantially all of our respective assets as collateral under the loan documents. If JPM and our lenders accelerate the repayment of borrowings, if any, we may not have sufficient funds to repay our debt.

Our debt agreement may not be sufficient for our capital needs and we may require additional capital to support business growth, which might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and we may require additional funds to continue to do so. Depending on availability of capital under our existing debt facility, profitability and cash flow, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock. Any debt financing we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on satisfactory terms when required, our ability to continue to support our business growth and respond to business challenges could be significantly impaired, delayed or abandoned, and our business may be harmed.

We may be unable to make acquisitions and investments, successfully integrate acquired companies into our business, or our acquisitions and investments may not meet our expectations, any of which could adversely affect our business, financial condition, and results of operations.

We do not have extensive experience acquiring and integrating other businesses and technologies and there are inherent risks in integrating the acquired personnel, operations and technologies and managing the combined business effectively following the acquisition.

We may in the future acquire or invest in businesses, offerings, technologies, or talent that we believe could complement or expand our existing product offerings, enhance our technical capabilities, or otherwise offer growth opportunities. The pursuit of future potential acquisitions and investments may divert the attention of management and cause us to incur significant expenses related to identifying, investigating, and pursuing suitable acquisitions and investments, whether or not they are consummated. Furthermore, even if we successfully acquire or invest in additional businesses or technologies, we may not achieve the anticipated benefits or synergies due to a number of factors, including, without limitation:

- unanticipated costs or liabilities associated with the acquisition, including claims related to the acquired company, its product offerings, or technology;

- incurrence of acquisition-related or investment-related expenses, which would be recognized as a current period expense;

- inability to generate sufficient revenue to offset acquisition or investment costs;

- inability to maintain relationships with customers and partners of the acquired business;

- challenges maintaining quality and security standards consistent with our brand;

- inability to identify security vulnerabilities in acquired technology;

- inability to achieve anticipated synergies or unanticipated difficulty with integration into our corporate culture;

- the need to integrate or implement additional controls, procedures, and policies;

- challenges caused by distance and cultural differences;

- harm to our existing business relationships with business partners as a result of the acquisition or investment;

- potential loss of key employees;

- use of resources that are needed in other parts of our business and diversion of management and employee resources;

- unanticipated complexity in accounting requirements;

- use of substantial portions of our available cash or the incurrence of debt to consummate the acquisition; and

- disputes that may arise out of earn-outs, escrows, and other arrangements related to an acquisition of a company.

Acquisitions also increase the risk of unforeseen legal liability, including for potential violations of applicable law or industry rules and regulations, arising from prior or ongoing acts or omissions by the acquired businesses that are not discovered by due diligence during the acquisition process.

We may have to pay cash, incur additional debt, or issue equity to pay for any future acquisitions or investments, each of which could adversely affect our financial condition. The sale of equity to finance any future acquisitions or investments could result in dilution to our stockholders. The incurrence of additional indebtedness would result in increased fixed obligations and could also include additional covenants or other restrictions that would impede our ability to manage our operations. Any of the foregoing could adversely affect our business, financial condition, and results of operations.

Expenses or liabilities resulting from litigation could materially adversely affect our results of operations and financial condition.

We have and may become party to various legal proceedings and other claims that arise in the ordinary course of business, or otherwise in the future. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. In addition, any such claims or litigation may be time-consuming and costly, divert management resources, require us to change our platform or have other adverse effects on our business. While we cannot assure the ultimate outcome of any legal proceeding or contingency in which we are or may become involved, we do not believe that any pending legal claim or proceeding arising in the ordinary course will be resolved in a manner that would have a material adverse effect on our business. However, if one or more of these legal matters resulted in an adverse monetary judgment against us, such a judgment could harm our results of operations and financial condition.

We may not continue to grow at historical rates or achieve or maintain profitability in the future.

We may not realize sufficient revenue to achieve or maintain profitability. As we grow our business, we expect our revenue growth rates may slow in future periods due to a number of reasons, which may include slowing demand for our service, increasing competition, a decrease in the growth of our overall markets, and our failure to capitalize on growth opportunities or the maturation of our business. Our growth rate may slow for a number of reasons, including a decline in the number of users, increasing competition, and other risks described in these Risk Factors. We may also encounter unforeseen expenses, difficulties, complications and delays and other unknown factors. We expect to continue to make investments in the development and expansion of our business, which may not result in increased or sufficient revenue or growth, as a result of which we may not be able to achieve or maintain sustained profitability.

We have made significant estimates and judgments in calculating our income tax provision and other tax assets and liabilities. If these estimates or judgments are incorrect, our operating results and financial condition may be materially affected.

We are subject to regular review and audit by both domestic and foreign tax authorities. Any adverse outcome of such a review or audit could have a negative effect on our operating results and financial condition. In addition, the determination of our provision for income taxes and other tax assets and liabilities requires significant judgment, and there are many transactions and calculations where the ultimate tax determination is uncertain at the present time. Although we believe our estimates and judgments are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may have a material effect on our operating results and financial condition.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

Utilization of our net operating loss carryforwards, as well as of our other temporary differences, is dependent upon the generation of sufficient future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and tax-planning strategies in making this assessment. Based on our ongoing assessment of all available evidence, both positive and negative, including consideration of our historical profitability and the estimated impact of our operating model on future profitability, we concluded that it was more likely than not that our U.S. deferred tax assets in excess of deferred tax liabilities would not be realized, and we recorded a valuation allowance against these net U.S. deferred tax assets as of December 31, 2023. Our judgment regarding the likelihood of realization of these deferred tax assets could change in future periods, which could result in a material impact to our income tax provision in the period of change.

Risks Related to Ownership of Our Class A Common Stock

The dual class structure of our common stock has the effect of concentrating voting control with our Co-Founder, Chief Executive Officer and Chairman of our Board of Directors, Tim Chen, which will limit or preclude your ability to influence corporate matters.

Our Class B common stock has ten votes per share and our Class A common stock has one vote per share. Tim Chen, our Co-founder, Chief Executive Officer and Chairman of our Board of Directors and his affiliated trusts hold all outstanding shares of Class B common stock, which as of December 31, 2023 constituted approximately 87.5% of the voting power of our outstanding capital stock. Because of the ten-to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval so long as the shares of Class B common stock represent at least 9.1% of all outstanding shares of our Class A and Class B common stock. This concentrated control will limit or preclude your ability to influence corporate governance matters, transactions and all matters submitted to a vote of our stockholders, for the foreseeable future.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for tax or estate planning purposes. In addition, Mr. Chen's and his affiliated trusts' shares of Class B common stock will automatically convert into Class A common stock, on a one-to-one basis, upon any sale or transfer of the applicable shares (other than transfers to certain permitted entities) or upon his death. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long-term. If, for example, Mr. Chen retains a significant portion of his holdings of Class B common stock for an extended period of time, he could, in the future, continue to control a majority of the combined voting power of our Class A common stock and Class B common stock.

Mr. Chen and his affiliated trusts have the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets. If Mr. Chen's employment with us is terminated, he will continue to have the ability to exercise the same significant voting power and potentially control the outcome of all matters submitted to our stockholders for approval. This concentrated control could delay, defer, or prevent a change of control, merger, consolidation, or sale of all or substantially all of our assets that our other stockholders support. Conversely, this concentrated control could allow Mr. Chen to consummate such a transaction that our other stockholders do not support. In addition, Mr. Chen may make long-term strategic investment decisions and take risks that may not be successful and may seriously harm our business.

As our Chief Executive Officer, Mr. Chen also has control over our day-to-day management and the implementation of major strategic investments of our company, subject to authorization and oversight by our Board of Directors. As a board member and officer, Mr. Chen owes a fiduciary duty to our stockholders and must act in good faith in a manner he reasonably believes to be in the best interests of our stockholders. As a stockholder, Mr. Chen and his affiliated trusts are entitled to vote their shares, and shares over which they have voting control, in their own interests, which may not always be aligned with the interests of our stockholders generally.

We are a "controlled company" within the meaning of the Nasdaq Listing Rules and, as a result, we are exempt from certain corporate governance requirements.

Mr. Chen and his affiliated trusts hold capital stock representing a majority of our outstanding voting power. So long as Mr. Chen and his affiliated trusts maintain holdings of more than 50% of the voting power of our capital stock for the election of directors, we will be a "controlled company" within the meaning of the Nasdaq Listing Rules and Nasdaq corporate governance standards. Under these standards, a listed company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain Nasdaq corporate governance requirements, including:

- the requirement that a majority of our Board of Directors consist of "independent directors" as defined under Nasdaq Listing Rules;

- the requirement that we have a compensation committee that is composed entirely of independent directors; and

- the requirement that we have a nominating and corporate governance committee or otherwise have director nominees selected by vote of a majority of the independent directors.

We have availed ourselves of some of these exemptions. As a result, we do not have a nominating and corporate governance committee or an independent nominating function. Our full Board of Directors is directly responsible for nominating members of our board.

Even as a controlled company, we remain subject to the rules of Sarbanes-Oxley as well as the Nasdaq Listing Rules that require us to have an audit committee composed entirely of independent directors, subject to permitted phase-in rules. Our audit committee is comprised of three members, all of whom are independent.

If we are no longer eligible to rely on the "controlled company" exemptions, we will need to comply with all applicable Nasdaq corporate governance requirements, but we will be able to rely on phase-in periods for certain of these requirements in accordance with the Nasdaq Listing Rules. Accordingly, our stockholders may not have the same protections afforded to stockholders of companies that are subject to all Nasdaq corporate governance requirements.

We cannot predict the impact our dual class structure may have on the market price of our Class A common stock.

We cannot predict whether our dual class structure, combined with the concentrated control of our Co-founder, Chief Executive Officer and Chairman of our Board of Directors, Tim Chen, and his affiliated trusts, will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indexes. Under such policies, our dual class capital structure would make us ineligible for inclusion in certain indexes, and as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track such indexes will not be investing in our stock. It is uncertain what effect, if any, these policies will have on the valuations of publicly traded companies excluded from the indexes, but it is possible that they may depress such valuations when compared to those of other similar companies that are included. Because of our dual class structure, we will likely be excluded from certain of these indexes, and we cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

The price of our stock may be volatile, and you could lose all or part of your investment.

The trading price of our Class A common stock could be volatile, and you could lose all or part of your investment. The following factors, in addition to other factors described in this "Risk Factors" section may have a significant impact on the market price of our Class A common stock:

- our operating and financial performance, quarterly or annual earnings relative to similar companies;

- publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

- the public's reaction to our press releases, our other public announcements and our filings with the SEC;

- announcements by us or our competitors of acquisitions, business plans or commercial relationships;

- any major change in our Board of Directors or senior management;

- sales of our Class A common stock by us, our directors, executive officers, principal stockholders, or senior management;

- adverse market reaction to any indebtedness we may incur or refinance or securities we may issue in the future;

- short sales, hedging and other derivative transactions in our Class A common stock;

- exposure to capital market risks related to changes in interest rates, realized investment losses, credit spreads, equity prices, and foreign exchange rates;

- our creditworthiness, financial condition, performance, and prospects;

- our dividend policy and whether dividends on our Class A common stock have been, and are likely to be, declared and paid from time to time;

- perceptions of the investment opportunity associated with our Class A common stock relative to other investment alternatives;

- regulatory or legal developments;

- changes in general market, economic, and political conditions;

- conditions or trends in our industry, geographies or customers;

- changes in accounting standards, policies, guidance, interpretations or principles; and

- threatened or actual litigation or government investigations.

In addition, broad market and industry factors may negatively affect the market price of our Class A common stock, regardless of our actual operating performance, and factors beyond our control may cause our stock price to decline rapidly and unexpectedly. In addition, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management's attention and resources, which could harm our business, financial condition, results of operations or prospects. Any adverse determination in litigation could also subject us to significant liabilities.

Our results of operations may fluctuate on a quarterly and annual basis, which may impact our stock price and make it difficult to predict our future performance.

Our revenue and results of operations could vary significantly from quarter to quarter and year to year and may fail to match periodic expectations as a result of a variety of factors, many of which are outside of our control. Our results may vary from period to period as a result of fluctuations in the number of users using our platform to apply for or sign up for financial services products as well as fluctuations in the timing and amount of our expenses. Fluctuations and variability across our industry and the general economy may also affect our revenue. As a result, comparing our results of operations on a period-to-period basis may not be meaningful, and the results of any one period should not be relied on as an indication of future performance. Our results of operations may not meet the expectations of investors or public market analysts who follow us, which may adversely affect our stock price. In addition to other risk factors discussed in this "Risk Factors" section, factors that may contribute to the variability of our quarterly and annual results include:

- our ability to attract new users and retain existing users, including in a cost-effective manner;

- our ability to accurately forecast revenue and losses and appropriately plan our expenses;

- the effects of changes in search engine algorithms and prominence of our editorial articles in search results;

- the effects of increased competition on our business;

- our ability to successfully maintain our position in and expand in existing markets as well as successfully enter new markets;

- the impact of, and changes in, governmental or other regulation affecting our business;

- our ability to maintain an adequate rate of growth and effectively manage that growth;

- our ability to keep pace with technological changes in our industry;

- the success of our sales and marketing efforts;

- our ability to protect our existing intellectual property and to create new intellectual property;

- costs associated with defending claims, including accident and coverage claims, intellectual property infringement claims, misclassifications and related judgments or settlements;

- the attraction and retention of qualified employees and key personnel;

- the effectiveness of our internal controls; and

- changes in our tax rates or exposure to additional tax liabilities.

We do not expect to pay any cash dividends for the foreseeable future.

We have never declared or paid cash dividends on our capital stock, and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to fund the development and growth of our business. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our Board of Directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our Board of Directors may deem relevant. The terms of our credit agreement with JPM and certain other lenders restrict our ability to pay dividends, and we may enter into additional agreements in the future that could also contain restrictions on payments of cash dividends.

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies may make our Class A common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding non-binding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the year of our initial public offering, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a large accelerated filer, which requires the market value of our Class A common stock that is held by non-affiliates to exceed $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock, and our stock price may be more volatile.

As a public company, we are subject to more stringent federal and state law requirements.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of Nasdaq and other applicable securities rules and regulations. Despite reforms made possible by the JOBS Act, compliance with these rules and regulations have increased our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an emerging growth company. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results.

As a result of disclosure of information in filings required of a public company, our business and financial condition has become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, results of operations, financial condition and prospects could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our brand and reputation, business, results of operations, financial condition and prospects.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting, investor relations and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the SEC and Nasdaq have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Stockholder activism, the current political environment and the current high level of U.S. government intervention and regulatory reform may also lead to substantial new regulations and disclosure obligations, which may in turn lead to additional compliance costs and impact the manner in which we operate our business in ways we do not currently anticipate. Our management and other personnel will need to devote a substantial amount of time to comply with these requirements. Moreover, these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements.

If we fail to maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of our Class A common stock may decline.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to furnish a report by our management on our internal control over financial reporting, and after becoming an accelerated filer and once we no longer qualify as an emerging growth company, our independent registered public accounting firm will also be required to provide an attestation report on our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the Sarbanes-Oxley Act, the requirements of being a reporting company under the Exchange Act and any complex accounting rules in the future, we may need to upgrade our information technology systems; implement additional financial and management controls, reporting systems and procedures; and hire additional accounting and finance staff. If we or, if required, our auditors, are unable to conclude that our internal control over financial reporting is effective, investors may lose confidence in our financial reporting and the trading price of our Class A common stock may decline.

There can be no assurance that there will not be material weaknesses in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines that we have a material weakness in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our Class A common stock could decline and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Sales of a substantial number of shares of our Class A common stock by our existing stockholders in the public market could cause our stock price to decline.

Substantially all of our shares of Class A common stock and Class B common stock are eligible for public sale, if they are registered under the Securities Act, or if they qualify for an exemption from registration under the Securities Act, including under Rules 144 or 701. If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our Class A common stock in the public market, the trading price of our Class A common stock could decline.

Certain holders of shares of our Class A common stock are entitled to rights with respect to the registration of their shares under the Securities Act as provided under the terms of an investors' rights agreement between us and such stockholders. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

We have registered on Form S-8 all shares of common stock that are issuable under our existing equity compensation plans, including our 2012 Equity Incentive Plan, our 2021 Equity Incentive Plan (2021 EIP) and our 2021 Employee Stock Purchase Plan (2021 ESPP). Additionally, the number of shares of our Class A common stock reserved for issuance under our 2021 EIP automatically increases on January 1 of each year, beginning on January 1, 2023, by 5% of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors or compensation committee. Furthermore, the number of shares of our Class A common stock reserved for issuance under our 2021 ESPP automatically increases on January 1 of each year, beginning on January 1, 2023, by the lesser of 1% of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year and 850,000 shares, or a lesser number of shares determined by our board of directors or compensation committee. Unless our board of directors elects not to increase the number of shares available for future grant each year, our stockholders may experience additional dilution. As a consequence, these shares can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Class A common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts currently publish research on our company and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions also could limit the price that investors might be willing to pay in the future for shares of our Class A common stock, thereby depressing the market price of our Class A common stock. In addition, because our Board of Directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board of Directors. Among other things, these provisions include the following:

- we have a dual class common stock structure, which provides Mr. Chen and his affiliated trusts with the ability to control the outcome of matters requiring stockholder approval, even if he owns significantly less than a majority of the number of shares of our outstanding Class A and Class B common stock;

- only our chairperson, our chief executive officer, a holder of more than 21.0 million shares of Class B common stock (subject to adjustment for stock splits, stock dividends, stock combinations and the like), or a majority of our Board of Directors is authorized to call a special meeting of stockholders;

- advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders;

- our restated certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established, and shares of which may be issued, without stockholder approval; and

- certain litigation against us can only be brought in Delaware.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, or DGCL, which prohibits a person who owns 15% or more of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired 15% or more of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also have the effect of discouraging others from making tender offers for our Class A common stock, including transactions that may be in your best interests or in which you might otherwise receive a premium for your shares. These provisions may also prevent changes in our management or limit the price that investors are willing to pay for our stock.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers, in each case, to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;

- any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

- unlawful payments of dividends or unlawful stock repurchases or redemptions; or

- any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated bylaws provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors and executive officers. With certain exceptions, these agreements provide for indemnification for related expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in connection with any action, proceeding or investigation. We believe that these amended and restated certificate of incorporation and amended and restated bylaws provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

While we maintain directors' and officers' liability insurance, such insurance may not be adequate to cover all liabilities that we may incur, which may reduce our available funds to satisfy third-party claims and may adversely impact our cash position.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the exclusive forum for the following claims or causes of action under Delaware statutory or common law:

• any derivative claim or cause of action brought on our behalf;

• any claim or cause of action for breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders;

• any claim or cause of action against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws;

• any claim or cause of action seeking to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws;

• any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and

• any claim or cause of action against us or any of our current or former directors, officers or other employees that is governed by the internal-affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants.

This provision would not apply to claims or causes of action brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction, or the Securities Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such an instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Risk Management and Strategy

NerdWallet, Inc. recognizes the importance of developing, implementing, and maintaining robust cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our data and that of our users.

Risk Management

We have adopted the National Institute of Standards and Technology - Cybersecurity Framework (NIST-CSF) to guide our risk assessment and management and promote a company-wide cybersecurity risk management culture. Our cybersecurity team works closely with our information technology (IT) department to continuously evaluate and address cybersecurity risks in alignment with our business objectives and operational needs.

Engagement of Third Parties

We enlist third-party cybersecurity assessors and consultants to evaluate and test both our risk management systems and the third-party risk management systems of our business partners. Through these collaborations, we tap into specialized knowledge and insights, helping us gauge the effectiveness of our cybersecurity strategies and processes. The findings from these assessments guide our decision-making and planning processes, influencing how we set priorities and allocate resources.

Overseeing Third-party Risk

Before partnering with third-party providers, we conduct a thorough examination of their cybersecurity program, policies, and practices. This includes a review of their SOC 2 reports and any available penetration tests. Additionally, we actively monitor our primary service providers and regularly obtain security control reports from them. We also employ real-time monitoring to detect any suspicious activity promptly. This approach is implemented to minimize risks associated with data breaches or other security incidents that may arise from third-party sources.

Risks from Cybersecurity Threats

To date, no cybersecurity incident or any risk from cybersecurity threats has materially affected, or has been determined to be reasonably likely to materially affect, us or our operations or financial condition.

Governance

The Board of Directors recognizes the critical importance of managing cybersecurity risks and has implemented robust oversight mechanisms designed to ensure effective governance in this area.

Audit Committee Oversight

The Audit Committee, comprising Board members with diverse experience in risk management, IT, cybersecurity, and finance, is directly responsible for overseeing cybersecurity risks. Our Chief Information Security Officer (CISO) provides comprehensive quarterly presentations to the Audit Committee, covering ongoing cybersecurity initiatives, strategies, and emerging threats. The Committee reports significant matters to the full board, and the CISO also delivers an annual presentation to the Board of Directors.

Management's Vigilance

A Security Council, led by the CISO with representatives from our engineering, corporate IT, security, legal, and internal audit teams, diligently reviews and assesses cybersecurity plans, risks, and incidents on a monthly basis. Any substantial risk incident is escalated to the executive team, disclosure committee, and potentially the full Board, if deemed material. Regular communication between the CISO and the Chief Legal Officer, Chief Financial Officer, and Chief Executive Officer ensures top management is well-informed about NerdWallet's cybersecurity posture and potential risks.

Risk Management Leadership

The primary responsibility for assessing, monitoring, and managing our cybersecurity risks lies with our highly experienced CISO. With two decades of cybersecurity expertise, including multiple CISO roles, our CISO plays a pivotal role in developing and executing our cybersecurity strategies. His responsibilities include overseeing governance programs, addressing known risks, leading employee security training, and executing the incident response plan in case of a cybersecurity incident.

Item 2. Properties.

Facilities

We maintain offices in San Francisco, California, New York, New York, Scottsdale, Arizona, Durango, Colorado and Norwich, UK. We lease all of our facilities and do not own any real property. We have a remote-first policy that allows for almost all roles to be remote on an ongoing basis. As a result, most of our employees transitioned or were hired into permanent remote status and are not required to report to an office for work. See discussion of our lease commitments in Note 9–Leases in the notes to consolidated financial statements in Item 8 of Part II of this Annual Report on Form 10-K. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Item 3. Legal Proceedings.

From time to time, we are involved in various legal proceedings arising from the normal course of business activities. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. Defending such proceedings is costly and can impose a significant burden on management and employees. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. See further discussion under "Litigation and Other Legal Matters" in Note 8–Commitments and Contingencies in the notes to consolidated financial statements in Item 8 of Part II of this Annual Report on Form 10-K.

Item 4. Mine Safety Disclosures.

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information for Common Stock

Our Class A common stock has been listed on the Nasdaq Global Market under the symbol "NRDS" since November 4, 2021. Prior to that date, there was no public trading market for our Class A common stock.

Our Class B common stock is neither listed nor publicly traded.

Holders of Our Common Stock

As of February 16, 2024, there were 127 stockholders of record of our Class A common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

As of February 16, 2024, there were nine stockholders of record of our Class B common stock, all of which are trusts affiliated with Tim Chen, our Chief Executive Officer and the Chairman of the Board of Directors.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our Board of Directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our Board of Directors may deem relevant. The terms of our credit agreement with JPM and certain other lenders restrict our ability to pay dividends, and we may enter into additional agreements in the future that could also contain restrictions on payments of cash dividends.

Recent Sales of Unregistered Equity Securities

There were no sales of unregistered equity securities during the year ended December 31, 2023.

Issuer Purchases of Equity Securities

The following table summarizes our share repurchase activity for the three months ended December 31, 2023:

Period	Total Number of Shares Purchased[1] (in thousands)	Average Price Paid per Share[2]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[1] (in thousands)	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs[1] (in millions)
October	918	$ 8.70	918	$ 30.0
November	—	$ —	—	$ 30.0
December	—	$ —	—	$ 30.0
Total	918		918	

(1) On May 2, 2023, we announced that our Board of Directors authorized a plan (the Repurchase Plan) under which we may repurchase up to $20 million of our Class A common stock. Following our utilization of the share repurchase authorization under the Repurchase Plan, we announced on October 26, 2023 that our Board of Directors authorized a new plan (the October 2023 Repurchase Plan) under which we may repurchase up to $30 million of our Class A common stock. Under the Repurchase Plan and the October 2023 Repurchase Plan, shares of Class A common stock may be repurchased in the open market through privately negotiated transactions or otherwise, in accordance with applicable securities laws and other restrictions. The Repurchase Plan and the October 2023 Repurchase Plan do not have fixed expiration dates and do not obligate us to acquire any specific number of shares. The timing and terms of any repurchases under the Repurchase Plan and the October 2023 Repurchase Plan are at management's discretion and depend on a variety of factors, including business, economic and market conditions, regulatory requirements, prevailing stock prices and other considerations. Additionally, we may, from time to time, enter into Rule 10b5-1 trading plans to facilitate repurchases.

(2) Average price paid per share includes costs associated with the repurchases.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or "filed" with the SEC for purposes of Section 18 of the Exchange Act, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act or the Securities Exchange Act.

The graph below shows the cumulative total stockholder return on our Class A common stock between November 4, 2021 (the date that our Class A common stock commenced trading on the Nasdaq Global Market) through December 31, 2023 in comparison to the Nasdaq Composite Index and the S&P 500 Index. The graph assumes that $100 was invested in each of our Class A common stock, the Nasdaq Composite Index and the S&P 500 Index at their respective closing prices on November 4, 2021. The graph uses the closing market price on November 4, 2021 of $28.30 per share as the initial value of our Class A common stock. Data for the Nasdaq Composite Index and S&P 500 Index assume reinvestment of dividends. The comparisons shown in the graph are not intended to forecast or be indicative of the future performance of our common stock.



Comparison of Cumulative Total Return

Item 6. [Reserved].

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that reflect our current plans, estimates and beliefs, and involve risks and uncertainties. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including but not limited to those discussed in the sections titled "Special Note Regarding Forward-Looking Statements" and "Risk Factors" in this Annual Report on Form 10-K.

Our historical results are not necessarily indicative of the results that may be expected for any period in the future. Except as otherwise noted, all references to 2023 refer to the year ended December 31, 2023, references to 2022 refer to the year ended December 31, 2022, and references to 2021 refer to the year ended December 31, 2021.

A discussion and analysis of our financial condition and results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022 is presented below. For a discussion of our financial condition and results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2022.

Overview

Our mission is to provide clarity for all of life's financial decisions.

Our vision is a world where everyone makes financial decisions with confidence.

At NerdWallet, we empower consumers—both individuals and SMBs—to make smarter financial decisions with confidence via our digital platform. Technology, paired with the dramatic growth in innovative financial products, has changed the way consumers manage their financial lives; consumers are more comfortable than ever comparing and shopping for financial products online. At NerdWallet, we are leveraging this transformation to democratize access to trustworthy financial guidance by incorporating our proprietary data science models into our platform—ultimately helping to improve the financial well-being of consumers and the financial services industry as a whole. As the financial services industry becomes more fragmented and complex, we believe the need for trustworthy and knowledgeable financial guidance increases. Our objective remains the same: serve as a trusted financial ecosystem that consumers and SMBs can rely on to learn about various financial topics, shop for products, connect their data and receive data-driven nudges.

We deliver guidance to consumers through educational content, tools and calculators, product marketplaces and our app. Our platform delivers unique value across many financial products, including credit cards, mortgages, insurance, SMB products, personal loans, banking, investing and student loans. We expanded our guidance to the UK with our acquisition of Know Your Money (KYM) in 2020, and expanded organically into Canada during 2021 as well as Australia during 2022. Across every touchpoint, the cornerstone of our platform is consumers' trust in the independent, objective and relevant guidance we provide, free of charge.

This trusted guidance has helped us build a large, loyal and well-informed audience of consumers who turn to us as a resource for many of their money questions and to shop for the best financial products for them. Due to this unique combination of a loyal audience, trusted guidance and tailored recommendations from our underlying machine learning technology, we have become an attractive partner for financial services providers wanting to access these high-value consumers—consumers who might not otherwise trust financial services providers' recommendations.

By operating at the intersection of consumers and financial services providers, NerdWallet drives value for both. Through our platform, our financial services partners can reach a substantial audience, comprised of 23 million Monthly Unique Users (MUUs) on average in 2023 and 20 million on average in 2022. After doing research on our platform, consumers are better informed about the financial decision they're about to make, which makes them primed and ready to transact. Consumers who visit NerdWallet tend to share a few other characteristics that make them attractive customers to our financial services partners: we have received feedback from our financial services partners that our users' approval rates can be significantly higher than those applying through other channels and they are more eager to explore additional opportunities and products, driving demand for NerdWallet's financial services partners.

Our Financial Model

We built our business to provide unbiased and trusted guidance to consumers. Through this guidance, we attract users to our platform and use data science models to match them with relevant products from our financial services partners.

Given our mission is to provide clarity for all of life's financial decisions, we take actions that aim to prioritize user experience over revenue per user. We believe that taking a long-term view will increase our revenue and grow our business. In addition, we do not always look to maximize the number of our financial services partners on our platform; we instead aim to have products for consumers available on our platform that enable the best match.

We seek to increase the number of consumers who come to NerdWallet pursuing our financial content, guidance, and tech-driven recommendations. We generate revenue by successfully matching those consumers with our financial services partners, from whom we generate fees. These fees from which we recognize revenue include revenue per action, revenue per click, revenue per lead, and revenue per funded loan.

Initial Public Offering

On November 8, 2021, we completed our initial public offering (the IPO), in which we sold 8.3 million shares of our Class A common stock, which includes the exercise in full of the underwriters' option to purchase 1.1 million shares of Class A common stock, at a public offering price of $18.00 per share. We received net proceeds from the IPO of $140.0 million after deducting underwriting discounts and commissions of $10.1 million.

Key Factors Affecting Our Performance

Ability to Generate High Quality, Engaging Consumer Resources

Delivering financial guidance and resources on a broad set of topics is core to our value proposition. In order to maintain our position as a trusted destination for personal and SMB financial guidance, we produce high-quality financial guidance, which is developed by our independent team of writers and editors. Our editorial and product teams continuously improve our content, tools and resources to ensure that our platform reflects the latest consumer finance trends and related products from our financial services partners. We plan to continue investing in our growing base of high-value content and tools, which enable us to generate more traffic and grow MUUs, enhancing monetizing activities with our financial services partners and ultimately, our financial performance.

Ability to Attract and Engage Consumers

Our ability to increase user engagement, whether by increasing the frequency with which MUUs visit our platform, or the amount of resources they consume on our platform, is critical to the growth of our business. We focus on attracting users to NerdWallet who are interested in multiple financial products that we review and then use machine learning to help them find financial products for their needs. For example, if an individual comes to our platform to learn more about credit cards, we hope to bring that individual back to NerdWallet at a later time to explore other financial products, often via automated contextual "nudges." Our ability to attract and engage those visitors directly impacts our ability to earn revenue from financial services partners. As such, we plan to continue investing in content, technology and marketing in order to attract and engage consumers.

Ability to Deepen Our Relationships with Our Financial Services Partners

We worked with hundreds of financial services partners during 2023. These companies are essential to helping us serve consumers and grow our business. Having a broad range of financial services partners across all of our verticals is important in offering consumers a wide selection of attractive products. Furthermore, all of our revenue is generated from our financial services partners, and as such, relationships with new and existing financial services partners are critical to the success of our business. We continuously aim to selectively add new financial services partners to our platform and to add coverage for additional verticals from existing partners. That said, maximizing the number of our financial services partners on our platform isn't our primary focus—our focus is quality, and we aim to offer all of the top financial products on our platform. The success of our relationships with financial services partners is in large part based on our ability to provide them with interested and qualified consumers.

Economic Conditions and the Financial Well-Being of Consumers

Our business is reliant on economic conditions in the U.S. Any changes in the financial well-being of consumers, including as a result of inflation, economic recession, unemployment, government stimulus, or changes in monetary policy will affect the demand for various financial services products and therefore impact the number of individuals visiting our platform and our ability to earn revenue from matches completed on our platform. In particular, fluctuations in interest rates affect many of the products offered by our financial services partners, especially mortgages, personal loans, and banking products. Typically, when interest rates decline, we see accelerated consumer demand for loans which in turn leads to increased traffic to our platform. Conversely, when interest rates increase, we see slowed consumer demand for loans and accelerated demand for banking products.

Marketing

Our marketing strategy leverages multiple channels across brand marketing, performance marketing and organic marketing. Sales and marketing expense consists of: brand marketing, primarily advertising costs to increase brand awareness; performance marketing, primarily costs to drive traffic directly to our platform; and organic and other, primarily personnel-related costs for content and other marketing and sales teams. In 2023, approximately 21% of our total marketing expense was attributable to brand marketing, 51% to performance marketing, and the remainder to organic and other marketing expenses. In 2022, approximately 28% of our total marketing expense was attributable to brand marketing, 45% to performance marketing, and the remainder to organic and other marketing expenses. We evaluate the success of our brand marketing by measuring aided brand awareness, which has grown consistently on an annual basis since 2019.

We are able to adjust our marketing spend to reflect changes in external factors and consumer behavior. Performance marketing spend can be adjusted more quickly than brand marketing, which typically involves pre-committing to spend in future periods. We increased sales and marketing expense in 2022 by 38% compared to 2021, and in 2023 by 7% compared to 2022.

In 2023, over 70% of all traffic to NerdWallet came organically through direct or unpaid channels, reflecting the strength of our brand and organic marketing efforts. Our in-house, award-winning and experienced editorial team leverages search-engine optimization best practices and technology, and designs interfaces to help consumers easily find the information they are seeking. Our editorial team also optimizes page structure to increase visibility, not only for organic search results, but also for Google's premium features such as FAQs, featured snippets, and video results. Personnel-related expenses within organic marketing reflect our continued investment in building a comprehensive set of skills and expertise across our editorial team. We will continue to invest in our marketing channels going forward, and believe that our marketing strategy will continue to position NerdWallet as the trusted brand of choice in personal finance, improve traffic acquisition at all levels of the funnel, drive engagement and enable us to scale quickly across new consumer finance verticals and geographies.

Acquisitions

We have made acquisitions to expand into new verticals; to enter new markets and geographies; and to grow our platform so that our users have better outcomes. Our recent acquisitions include:

- *On the Barrelhead.* In July 2022, we acquired On the Barrelhead, Inc. (OTB), a data-driven platform that provides consumers and SMBs with credit-driven product recommendations. Given the success of our Fundera acquisition within our SMB products verticals, we are leveraging our vertical integration playbook to fully integrate OTB's technology and expertise within our Loans portfolio. By pairing OTB's loan matching platform with NerdWallet's trusted brand and massive reach, we can offer our users more personalized and compelling recommendations, leading to better customer experiences and improved monetization.

- *Fundera.* In October 2020, we acquired Fundera, Inc. (Fundera), an online platform which connects SMBs with lenders and other resources. Fundera's SMB-focused advice and loan comparison offerings, together with its strong brand and consultative sales approach, enables us to better support SMBs. This acquisition is a first step to enable deeper integration within existing verticals, which couples our top of funnel strength with Fundera's monetization strategy, including recurring revenue from loan renewals. Combining the strengths of each business will allow NerdWallet to accelerate our growth in the SMB market, and will also serve as a playbook for further vertical integrations.

- *Know Your Money.* In September 2020, we acquired Notice Media Ltd. (doing business as Know Your Money), an online provider of financial guidance and tools geared towards consumers and SMBs in the UK. KYM's UK expertise and NerdWallet's existing brand recognition have provided us a strong foothold in the UK region. We believe the acquisition will allow us to accelerate our international growth.

Key Operating Metric and Non-GAAP Financial Measures

We collect, review and analyze operating and financial data of our business to assess our ongoing performance and compare our results to prior period results. In addition to revenue, net income and other results under generally accepted accounting principles (GAAP), the following sets forth the key operating metric we use to evaluate our business.

Monthly Unique Users

We define a Monthly Unique User (MUU) as a unique user with at least one session in a given month as determined by a unique device identifier. We measure MUUs during a time period longer than one month by averaging the MUUs of each month within that period. We track MUUs to frame the number of users who may transact with our financial services partners on our platform during a given period. During 2023, we grew average MUUs to 23 million, which was up 15% compared to 2022, as we saw strong engagement in areas such as travel, banking, and insurance, and also began incorporating our acquisition of OTB in July 2022. Partially offsetting growth were declines from a continued challenging macroeconomic environment in both mortgages and investing. During 2022, we grew average MUUs to 20 million, which was up 4% compared to 2021, as we increased our sales and marketing expenditures in light of the continued economic recovery we experienced. While we expect MUUs to grow over time, the metric may fluctuate from period to period based on economic conditions and our strategic marketing decisions.

Non-GAAP Financial Measures

We use non-GAAP operating income (loss) and adjusted EBITDA in conjunction with GAAP measures as part of our overall assessment of our performance, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies, and to communicate with our Board of Directors concerning our financial performance.

Non-GAAP operating income (loss): We define non-GAAP operating income (loss) as income (loss) from operations adjusted to exclude depreciation and amortization, and further exclude (1) impairment of right-of-use asset, (2) losses (gains) on disposals of assets, (3) change in fair value of contingent consideration related to earnouts, (4) deferred compensation related to earnouts, and (5) acquisition-related costs. We also reduce income from operations, or increase loss from operations, for capitalized internally developed software costs.

Adjusted EBITDA: We define adjusted EBITDA as net income (loss) from continuing operations adjusted to exclude depreciation and amortization, interest income (expense), net, provision (benefit) for income taxes, and further exclude (1) impairment of right-of-use asset, (2) losses (gains) on disposals of assets, (3) change in fair value of contingent consideration related to earnouts, (4) deferred compensation related to earnouts, (5) stock-based compensation, and (6) acquisition-related costs.

The above items are excluded from our non-GAAP operating income (loss) and adjusted EBITDA measures because these items are non-cash in nature, or because the amounts are not driven by core operating results and renders comparisons with prior periods less meaningful. We deduct capitalized internally developed software costs in our non-GAAP operating income (loss) measure to reflect the cash impact of personnel costs incurred within the time period.

We believe that non-GAAP operating income (loss) and adjusted EBITDA provide useful information to investors and others in understanding and evaluating our operating results and in comparing operating results across periods. Moreover, non-GAAP operating income (loss) and adjusted EBITDA are key measurements used by our management internally to make operating decisions, including those related to analyzing operating expenses, evaluating performance, and performing strategic planning and annual budgeting. However, the use of these non-GAAP measures have certain limitations because they do not reflect all items of income and expense that affect our operations. Non-GAAP operating income (loss) and adjusted EBITDA have limitations as financial measures, should be considered as supplemental in nature, and are not meant as substitutes for the related financial information prepared in accordance with GAAP. These limitations include the following:

- Non-GAAP operating income (loss) and adjusted EBITDA exclude certain recurring, non-cash charges, such as amortization of software, depreciation of property and equipment, amortization of intangible assets, impairment of right-of-use asset, and (losses) gains on disposals of assets. Although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and non-GAAP operating income (loss) and adjusted EBITDA do not reflect all cash requirements for such replacements or for new capital expenditure requirements;

- Non-GAAP operating income (loss) and adjusted EBITDA exclude acquisition-related costs, including acquisition-related retention compensation under compensatory retention agreements with certain key employees, acquisition-related transaction expenses, contingent consideration fair value adjustments related to earnouts, and deferred compensation related to earnouts;

- Adjusted EBITDA excludes stock-based compensation, including for acquisition-related inducement awards, which has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of our compensation strategy; and

- Adjusted EBITDA does not reflect interest income (expense) and other gains (losses), net, which include unrealized and realized gains and losses on foreign currency exchange, as well as certain nonrecurring gains (losses).

In addition, non-GAAP operating income (loss) and adjusted EBITDA as we define them may not be comparable to similarly titled measures used by other companies. Because of these limitations, you should consider non-GAAP operating income (loss) and adjusted EBITDA alongside other financial performance measures, including income (loss) from operations, net loss and our other GAAP results.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Components of Our Results of Operations—Non-GAAP Financial Measures" for reconciliations of non-GAAP operating income (loss) to income (loss) from operations, and adjusted EBITDA to net loss, the most directly comparable financial measures calculated in accordance with GAAP.

Key Components of Our Results of Operations

Revenue

We generate substantially all of our revenue through fees paid by our financial services partners in the form of either revenue per action, revenue per click, revenue per lead, and revenue per funded loan arrangements. For these revenue arrangements, in which a partner pays only when a consumer satisfies the criteria set forth within the arrangement, revenue is recognized generally when we match the consumer with the financial services partner. For some of our arrangements, the transaction price is considered variable and an estimate of the constrained transaction price is recorded when the match occurs. Our revenue generally includes four product categories: Credit cards, Loans, SMB products and Emerging verticals. Credit cards revenue includes revenue from consumer credit cards. Loans revenue includes revenue from personal loans, home mortgages, student loans and auto loans. SMB products revenue includes revenue from loans, credit cards and other financial products and services intended for small and mid-sized businesses. Emerging verticals revenue includes revenue from other product sources, including banking, insurance, investing and international.

Cost of revenue

Cost of revenue consists primarily of amortization expense associated with capitalized software development costs and developed technology intangible assets related to our acquisitions, credit scoring fees, account linking fees, and third-party data center costs. We expect our cost of revenue to increase in absolute dollars for the foreseeable future to the extent that our business continues to grow. We expect our cost of revenue to vary as a percentage of revenue in the near term, and it may eventually decrease over time as a percentage of revenue as our business grows and recognizes economies of scale. However, this percentage may fluctuate from year to year depending on the timing and extent of our investments in experiences requiring third-party data, credit scoring and account linking fees.

Research and development

Research and development activities primarily relate to engineering, product management, data enhancement, and improved functionality related to our platform. Research and development expenses primarily consist of personnel related costs, including stock-based compensation, technology and facility-related expenses and contractor expense for our engineering, product management, data and other personnel engaged in maintaining and enhancing the functionality of our platform.

We expect our research and development expenses to increase in absolute dollars for the foreseeable future, primarily for increased headcount costs to further develop and innovate our platform. Over time, we expect research and development expenses to decrease as a percentage of revenue as our business grows and recognizes economies of scale. However, this percentage may fluctuate from period to period depending on the timing and extent of our research and development expenses.

Sales and marketing

Sales and marketing expenses include advertising and promotion costs, costs related to brand campaign fees, marketing, business operations team, and editorial personnel and related costs, including stock-based compensation.

We expect our sales and marketing expenses to continue to increase in absolute dollars for the foreseeable future, primarily to support the growth of our existing business and expansion into new verticals. Over time, we expect sales and marketing expenses to decrease as a percentage of revenue as our business grows and recognizes economies of scale. However, this percentage may fluctuate from period to period depending on the timing and extent of our sales and marketing expenses.

General and administrative

General and administrative expenses consist primarily of personnel related costs, including stock-based compensation, for certain of our executives as well as our legal, finance, human resources, and other administrative employees; and professional services fees.

We expect our general and administrative expenses to increase in absolute dollars for the foreseeable future primarily to support the growth of our business. Additional expenses may include increased headcount, enhanced systems, processes, and controls as well as increased expenses in the areas of insurance, compliance, investor relations, and professional services. For these reasons, we expect general and administrative expenses to vary as a percentage of revenue in the near term, but eventually to decrease as a percentage of revenue as our business grows and recognizes economies of scale. This percentage may fluctuate from period to period depending on the timing and extent of our general and administrative expenses.

Change in fair value of contingent consideration related to earnouts

Our acquisitions of Fundera and KYM included earn-out provisions which required us to pay additional consideration based on the achievement of certain performance measures for a stated period after the acquisition date. We measured this contingent consideration at fair value as of the acquisition date and record it as a liability on our consolidated balance sheet. The fair value of each contingent consideration liability is remeasured at the end of each reporting period, with any changes in fair value recognized as income or expense from operations in our consolidated income statement. As of December 31, 2022, Fundera Inc.'s revenue and profitability milestones for 2022 were achieved and the contingent consideration liability was recorded at the full payout amount, with the contingent consideration liability paid in full during 2023.

Other income (expense), net

Other income (expense), net is comprised of interest income, interest expense, and other gains (losses), net. Interest income consists primarily of interest earned on our cash and cash equivalents. Interest expense consists of interest costs related to our revolving credit facility and long-term debt, including amortization of the debt premium on our long-term debt. Other gains (losses), net is primarily related to changes in the fair value of the embedded derivative in our previously outstanding long-term debt, as well as realized and unrealized gains and losses on foreign currency transactions and balances. Other gains (losses), net for 2021 includes a gain on extinguishment of debt as well as a nonrecurring gain.

Income tax provision (benefit)

Our income tax provision (benefit) consists of federal and state income taxes. We have federal and state net operating loss carryforwards (NOLs), and federal and California research and development credit carryforwards, certain of which are subject to expiration dates if not utilized. Utilization of our NOLs and tax credit carryforwards, as well as of our other temporary differences, is dependent upon the generation of sufficient future taxable income during the periods in which those temporary differences become deductible. Based on our ongoing assessment of all available evidence, both positive and negative, including consideration of our historical profitability and the estimated impact of our operating model on future profitability, we concluded that it is more likely than not that our U.S. deferred tax assets in excess of deferred tax liabilities would not be realized and recorded a valuation allowance against these net U.S. deferred tax assets as of December 31, 2023. Our judgment regarding the likelihood of realization of these deferred tax assets could change in future periods, which could result in a material impact to our income tax provision in the period of change.

Comparison of Results of Operations

The following tables set forth our results of operations for the periods presented. The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K.

Results of Operations

(in millions)

Year Ended December 31,		2023		2022		2021
Revenue	$	**599.4**	$	**538.9**	$	**379.6**
Costs and expenses:						
Cost of revenue		54.0		39.8		28.5
Research and development[1]		80.5		77.6		62.2
Sales and marketing[1]		401.5		375.6		271.3
General and administrative[1]		59.8		58.2		38.5
Change in fair value of contingent consideration related to earnouts		—		6.7		18.1
Total costs and expenses		595.8		557.9		418.6
Income (loss) from operations		**3.6**		**(19.0)**		**(39.0)**
Other income (expense), net:						
Interest income		3.6		1.5		—
Interest expense		(0.8)		(2.5)		(1.3)
Other gains (losses), net		(0.1)		—		2.6
Total other income (expense), net		2.7		(1.0)		1.3
Income (loss) before income taxes		6.3		(20.0)		(37.7)
Income tax provision (benefit)		18.1		(9.8)		4.8
Net loss	$	**(11.8)**	$	**(10.2)**	$	**(42.5)**

_____

(1)   Includes stock-based compensation as follows:

(in millions)

Year Ended December 31,		2023		2022		2021
Research and development	$	11.2	$	12.0	$	6.8
Sales and marketing		13.8		12.4		5.8
General and administrative		13.8		10.0		5.3
Total	$	38.8	$	34.4	$	17.9

The following table sets forth the components of our consolidated statements of operations as a percentage of revenue:

Year Ended December 31,	2023	2022	2021
Revenue	100%	100%	100%
Costs and expenses:			
Cost of revenue	9	7	8
Research and development	13	15	16
Sales and marketing	67	70	71
General and administrative	10	11	10
Change in fair value of contingent consideration related to earnouts	—	1	5
Total costs and expenses	99	104	110
Income (loss) from operations	1	(4)	(10)
Other income (expense), net:			
Interest income	—	—	—
Interest expense	—	—	—
Other gains (losses), net	—	—	—
Total other income (expense), net	—	—	—
Income (loss) before income taxes	1	(4)	(10)
Income tax provision (benefit)	3	(2)	1
Net loss	(2%)	(2%)	(11%)

Comparison of the Years Ended December 31, 2023 and 2022

Revenue

(in millions)

Year Ended December 31,	2023	2022	$ Change	% Change
Credit cards	$ 209.7	$ 210.3	$ (0.6)	(0%)
Loans	101.6	109.1	(7.5)	(7%)
SMB products	101.2	91.4	9.8	11%
Emerging verticals	186.9	128.1	58.8	46%
Total revenue	$ 599.4	$ 538.9	$ 60.5	11%

Revenue increased $60.5 million, or 11%, for 2023 compared to 2022, driven by strong growth in Emerging verticals and SMB products revenues, partially offset by lower Loans revenue.

Credit cards revenue decreased $0.6 million for 2023 compared to 2022, as strong growth in the first quarter of 2023, reflecting our ability to capitalize on higher consumer intent through improved user experiences combined with our deep alignment with our financial services partners to deliver quality matches, was offset by reduced marketing spending by our financial services partners during the remainder of 2023 amidst a combination of increasingly cautious underwriting and heightened balance sheet conservatism following the regional banking crisis.

Loans revenue decreased $7.5 million, or 7%, for 2023 compared to 2022, primarily due to decreases of 41% in mortgages revenue and 23% in student loans revenue, mainly attributable to higher interest rates driving lower demand for refinancing and continuing macroeconomic headwinds, partially offset by a 29% increase in personal loans revenue driven by both organic growth as well as incorporating our acquisition of OTB in July 2022.

SMB products revenue increased $9.8 million, or 11%, for 2023 compared to 2022, reflecting our ability to drive diversified revenue growth across SMB products such as business credit cards, despite macroeconomic headwinds for the loans industry broadly.

Emerging verticals revenue increased $58.8 million, or 46%, for 2023 compared to 2022, primarily driven by increases of 74% in banking revenue mainly due to the higher interest rate environment and 30% in insurance products mainly driven by auto insurance.

Costs and Expenses

(in millions)

Year Ended December 31,	2023	2022	$ Change	% Change
Cost of revenue	$ 54.0	$ 39.8	$ 14.2	36%
Research and development	80.5	77.6	2.9	4%
Sales and marketing	401.5	375.6	25.9	7%
General and administrative	59.8	58.2	1.6	3%
Change in fair value of contingent consideration related to earnouts	—	6.7	(6.7)	(100%)
Total costs and expenses	$ 595.8	$ 557.9	$ 37.9	7%

Cost of revenue

Cost of revenue increased $14.2 million, or 36%, for 2023 compared to 2022. The increase was primarily attributable to an $11.0 million increase in amortization expense related to capitalized software development costs and intangible assets from our acquisition of OTB in July 2022, as well as a $2.2 million increase primarily related to third-party service charges.

Research and development expense

Research and development expenses increased $2.9 million, or 4%, for 2023 compared to 2022. The increase was primarily attributable to increases of $1.6 million in personnel-related costs for our engineering, data, and product management personnel and contractors to support our continued growth, and $1.5 million in software and technology costs related to our platform.

Sales and marketing expense

For 2023 and 2022, our total sales and marketing expense was comprised of approximately 51% and 45% for performance marketing, respectively, and 21% and 28% for brand marketing, respectively, with the remainder for organic and other marketing expenses. We are able to adjust our marketing spend to reflect changes in external factors and consumer behavior.

Sales and marketing expenses increased $25.9 million, or 7%, for 2023 compared to 2022. The increase was primarily attributable to increases of $38.1 million in performance marketing expenses and $9.7 million in organic and other marketing expenses primarily due to higher personnel-related costs due to our efforts to grow and increase our user base, partially offset by a $21.9 million decrease in brand marketing expenses.

General and administrative expense

General and administrative expenses increased $1.6 million, or 3%, for 2023 compared to 2022, primarily attributable to a $5.7 million increase in personnel-related costs mainly due to higher stock-based compensation, and a $1.4 million impairment of right-of-use asset, partially offset by decreases of $3.4 million in acquisition-related costs primarily related to our acquisition of OTB in July 2022, and $1.8 million primarily related to director and officer liability insurance costs.

Change in fair value of contingent consideration related to earnouts

The change in fair value of contingent consideration relates to our acquisitions of Fundera and KYM in the second half of 2020. The fair value of the contingent considerations was subject to remeasurement at each reporting date until the payments were made. See Note 1–The Company and its Significant Accounting Policies and Note 3–Fair Value Measurements in the notes to our consolidated financial statements for further discussion on these contingent considerations.

Other income (expense), net

(in millions)

Year Ended December 31,	2023	2022	$ Change	% Change
Interest income	$ 3.6	$ 1.5	$ 2.1	135%
Interest expense	(0.8)	(2.5)	1.7	(69%)
Other losses, net	(0.1)	—	(0.1)	85%
Total other income (expense), net	$ 2.7	$ (1.0)	$ 3.7	NM

The change in other income (expense), net for 2023 compared to 2022 was primarily attributable to higher interest income reflecting higher interest rates and average cash balances, and lower interest expense related to debt activity.

Income tax provision (benefit)

We had an income tax provision of $18.1 million for 2023, as compared to an income tax benefit of $9.8 million in 2022. Our effective tax rate was 286.7% and 49.2% for 2023 and 2022, respectively, as compared to the U.S. federal statutory income tax rate of 21%. Our effective tax rate for 2023 differs from the U.S. federal statutory income tax rate of 21% primarily due to the valuation allowance maintained against our net U.S. deferred tax assets and state taxes, partially offset by research and development credits. Our tax provision for 2023 primarily resulted from the requirement for us to capitalize and amortize research and development expenses, and an overall increase in our profitability before taxes. As a result, we recorded a significant U.S. current tax provision in 2023 with no corresponding deferred tax benefit for such capitalized expenses due to the valuation allowance maintained against our net U.S. deferred tax assets. During 2022, we recognized a nonrecurring tax benefit of $12.1 million related to the change in our existing full valuation allowance on deferred tax assets resulting from our acquisition of OTB in July 2022, which was partially offset by higher capitalization of research and development expenses under new tax regulations effective in 2022.

Non-GAAP Financial Measures

Non-GAAP operating income (loss) and adjusted EBITDA as we define them may not be comparable to similarly titled measures used by other companies. Because of these limitations, you should consider non-GAAP operating income (loss) and adjusted EBITDA alongside other financial performance measures, including income (loss) from operations, net loss and our other GAAP results.

We compensate for these limitations by reconciling non-GAAP operating income (loss) to income (loss) from operations, and adjusted EBITDA to net loss, the most comparable GAAP financial measures, as follows:

(in millions)

Year Ended December 31,		2023		2022		2021
Income (loss) from operations	$	**3.6**	$	**(19.0)**	$	**(39.0)**
Depreciation and amortization		48.2		37.0		27.1
Acquisition-related retention		5.3		2.8		—
Deferred compensation related to earnouts		—		1.7		2.1
Impairment of right-of-use asset		1.4		—		—
Loss on disposal of assets		0.2		—		0.8
Change in fair value of contingent consideration related to earnouts		—		6.7		18.1
Acquisition-related expenses		0.1		3.5		0.1
Capitalized internally developed software costs		(32.4)		(33.7)		(24.0)
Non-GAAP operating income (loss)	$	**26.4**	$	**(1.0)**	$	**(14.8)**
Operating income (loss) margin		1%		(4%)		(10%)
Non-GAAP operating income (loss) margin[1]		4%		(0%)		(4%)
Net loss	$	**(11.8)**	$	**(10.2)**	$	**(42.5)**
Depreciation and amortization		48.2		37.0		27.1
Stock-based compensation		38.8		34.4		17.9
Acquisition-related retention		5.3		2.8		—
Deferred compensation related to earnouts		—		1.7		2.1
Impairment of right-of-use asset		1.4		—		—
Loss on disposal of assets		0.2		—		0.8
Change in fair value of contingent consideration related to earnouts		—		6.7		18.1
Acquisition-related expenses		0.1		3.5		0.1
Interest (income) expense, net		(2.8)		1.0		1.3
Other (gains) losses, net		0.1		—		(2.6)
Income tax provision (benefit)		18.1		(9.8)		4.8
Adjusted EBITDA	$	**97.6**	$	**67.1**	$	**27.1**
Stock-based compensation		(38.8)		(34.4)		(17.9)
Capitalized internally developed software costs		(32.4)		(33.7)		(24.0)
Non-GAAP operating income (loss)	$	**26.4**	$	**(1.0)**	$	**(14.8)**
Net loss margin		(2%)		(2%)		(11%)
Adjusted EBITDA margin[2]		16%		12%		7%

_____

(1) Represents non-GAAP operating income (loss) as a percentage of revenue.
(2) Represents adjusted EBITDA as a percentage of revenue.

We had income from operations of $3.6 million for 2023, as compared to a loss from operations of $19.0 million for 2022. The change was driven by a $60.5 million increase in revenues, partially offset by a $37.9 million increase in operating expenses primarily due to increases of $25.9 million in sales and marketing expenses and $14.2 million in cost of revenue.

Our loss from operations decreased $20.0 million or 51% for 2022 compared to 2021. The decrease was driven by a $159.3 million increase in revenues, largely offset by a $139.3 million increase in operating expenses primarily due to increases of $104.3 million in sales and marketing expenses, $19.7 million in general and administrative expenses, and $15.4 million in research and development expenses.

We had non-GAAP operating income of $26.4 million for 2023, as compared to a non-GAAP operating loss of $1.0 million for 2022. The change was primarily driven by $3.6 million of income from operations in 2023, as compared to a loss from operations of $19.0 million in 2022, as well as increases in adjustments to reconcile income (loss) from operations to non-GAAP operating income (loss), including $11.2 million for depreciation and amortization and $2.5 million for acquisition-related retention, partially offset by decreases of $6.7 million for the change in fair value of contingent consideration related to earnouts and $3.4 million for acquisition-related expenses, as well as $2.8 million of net interest income in 2023 as compared to net interest expense of $1.0 million in 2022.

Non-GAAP operating loss decreased $13.8 million, or 93%, for 2022 compared to 2021. The decrease was primarily driven by a $20.0 million decrease in loss from operations, partially offset by decreases in adjustments to reconcile loss from operations to non-GAAP operating loss, including $11.4 million for the change in fair value of contingent consideration related to earnouts and $9.7 million for capitalized internally developed software costs, partially offset by increases of $9.9 million for depreciation and amortization, and $3.4 million for acquisition-related expenses and $2.8 million for acquisition-related retention.

Our net loss increased $1.6 million or 16% for 2023 compared to 2022. The increase reflects $3.6 million of income from operations for 2023 as compared to a loss from operations of $19.0 million for 2022, and $2.7 million of other income, net in 2023 as compared to other expense, net of $1.0 million in 2022, which were more than offset by an $18.1 million income tax provision in 2023 as compared to an income tax benefit of $9.8 million in 2022.

Adjusted EBITDA increased $30.5 million, or 45%, for 2023 compared to 2022. The increase was primarily attributable to increases in adjustments to reconcile adjusted EBITDA to net loss, including$27.9 million for income taxes, $11.2 million for depreciation and amortization, and $4.4 million for stock-based compensation, partially offset by decreases of $6.7 million for the change in fair value of contingent consideration related to earnouts, $3.4 million for acquisition-related expenses, and $3.8 million for interest income (expense), net.

Liquidity and Capital Resources

Overview

Our principal sources of liquidity to meet our business requirements and plans, both in the short-term (i.e., the next twelve months from December 31, 2023) and long-term (i.e., beyond the next twelve months), have historically been cash generated from operations and, more recently, sales of our common stock, and borrowings under our credit facilities. Our primary liquidity needs are related to the funding of general business requirements, including working capital requirements, research and development, and capital expenditures, as well as other liquidity requirements including, but not limited to, business combinations.

On November 8, 2021, we completed our IPO, in which we sold 8.3 million shares of our Class A common stock, which includes the exercise in full of the underwriters' option to purchase 1.1 million shares of Class A common stock, at a public offering price of $18.00 per share. We received net proceeds from our IPO of $140.0 million after deducting underwriting discounts and commissions of $10.1 million.

As of December 31, 2023 and 2022, we had cash and cash equivalents of $100.4 million and $83.9 million, respectively.

Known Contractual and Other Obligations

A description of contractual commitments as of December 31, 2023 is included in Note 8–Commitments and Contingencies in the notes to the consolidated financial statements.

More broadly, we also have purchase obligations under contractual arrangements with vendors and service providers, including for certain web-hosting and cloud computing services, which do not qualify for recognition on our consolidated balance sheet but which we consider non-cancellable. As of December 31, 2023, amounts to be spent under non-cancellable purchase obligations were $6.8 million over the next twelve months, and approximately $6 million in 2025 and $5 million in 2026.

Trends, Uncertainties and Anticipated Sources of Funds

In order to grow our business, we intend to make significant investments in our business, which may result in increases in our personnel and related expenses. The timing and amount of these investments will vary based on our financial condition, the rate at which we add new personnel and the scale of our development, as well as the macro-economic environment. Many of these investments will occur in advance of our experiencing any direct benefit from them, which could negatively impact our liquidity and cash flows during any particular period and may make it difficult to determine if we are effectively allocating our resources. However, we expect to fund our operations, capital expenditures and other investments principally with cash flows from operations, and to the extent that our liquidity needs exceed our cash from operations, we would look to our cash on hand to satisfy those needs.

We announced on May 2, 2023 that our Board of Directors authorized a plan under which we may repurchase up to $20 million of our Class A common stock and, following our utilization of that share repurchase authorization, we announced on October 26, 2023 that our Board of Directors approved a new share repurchase authorization under which we may repurchase up to an additional $30 million of our Class A common stock (collectively, the Repurchase Plans). Subject to market conditions and other factors, the Repurchase Plans are intended to make opportunistic repurchases of our Class A common stock to reduce our outstanding share count. Under the Repurchase Plans, shares of Class A common stock may be repurchased in the open market through privately negotiated transactions or otherwise, in accordance with applicable securities laws and other restrictions. The Repurchase Plans do not have fixed expiration dates and do not obligate us to acquire any specific number of shares. The timing and terms of any repurchases under the Repurchase Plans are at management's discretion and depend on a variety of factors, including business, economic and market conditions, regulatory requirements, prevailing stock prices and other considerations. Additionally, we may, from time to time, enter into Rule 10b-5 trading plans to facilitate repurchases. Shares repurchased under the Repurchase Plans are retired. We expect to fund repurchases with existing cash and cash equivalents. During 2023, we repurchased 2.3 million shares of Class A common stock for $20.0 million, including costs associated with the repurchases.

We believe our current cash and cash equivalents and future cash flow from operations, as well as access to our credit facility with JPMorgan Chase Bank and a syndicate of other lenders, subject to customary borrowing conditions, will be sufficient to meet our ongoing working capital, capital expenditure and other liquidity requirements for the next twelve months and beyond.

On September 26, 2023, we, including three of our wholly-owned subsidiaries, entered into a credit agreement (the Credit Agreement) with JPMorgan Chase Bank, National Association. as Administrative Agent, and a syndicate of lenders. The Credit Agreement provides for a $125.0 million senior secured revolving credit facility (the Credit Facility), with the option to increase up to an additional $75.0 million, and is available to be used by us and certain of our domestic subsidiaries for general corporate purposes, including acquisitions. The Credit Facility matures on September 26, 2028. See Note 7–Debt in the notes to our consolidated financial statements for further discussion.

The Credit Facility replaced our prior credit facility under the Amended and Restated Senior Secured Credit Facilities Credit Agreement dated February 19, 2021 between us and Silicon Valley Bank, as administrative agent (the Prior Credit Agreement), which was terminated substantially concurrently with the Company's entering into the Credit Agreement. Under the terms of our Prior Credit Agreement, we could have borrowed up to $100.0 million, subject to borrowing conditions.

We had no outstanding balance on our credit facility as of December 31, 2023 or 2022. Our credit facility contains certain financial and non-financial covenants. We were in compliance with all covenants as of December 31, 2023 and 2022. For additional information on these covenants, see Note 7–Debt in the notes to the consolidated financial statements.

Our future capital requirements may vary materially from those planned and will depend on certain factors, such as our growth and our operating results. If we require additional capital resources to grow our business or to acquire complementary technologies and businesses in the future, we may seek to sell additional equity or raise funds through debt financing or other sources. We cannot provide assurance that additional financing will be available at all or on terms favorable to us.

Sources and Uses of Capital Resources

The following table summarizes our cash flows:

(in millions)

Year Ended December 31,	2023		2022		2021	
Net cash provided by operating activities	$	72.1	$	25.0	$	7.2
Net cash used in investing activities		(29.5)		(100.3)		(23.0)
Net cash provided by (used in) financing activities		(26.2)		(8.4)		100.2
Effect of exchange rate changes on cash and cash equivalents		0.1		(0.2)		—
Net increase (decrease) in cash and cash equivalents	$	16.5	$	(83.9)	$	84.4

A discussion and analysis of our changes in cash flows for 2023 compared to 2022 is presented below. For a discussion of our cash flows for 2022 and 2021, see "Management's Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources" in our Annual Report on Form 10-K for the year ended December 31, 2022.

Operating activities

Net cash provided by operating activities increased $47.1 million in 2023 compared to 2022 driven by a $25.9 million decrease in net cash outflow from changes in operating assets and liabilities and a $22.8 million increase in non-cash charges, partially offset by a $1.6 million increase in net loss. The decrease in net cash outflow from changes in operating assets and liabilities was primarily due to decreases of $29.4 million for accounts receivable, and $7.8 million for other liabilities, partially offset by an $8.2 million increase for accrued expenses and other current liabilities. The increase in non-cash charges was primarily due to increases of $12.1 million in deferred taxes, $11.2 million in depreciation and amortization, and $4.4 million in stock-based compensation, partially offset by a $6.7 million decrease in change in fair value of contingent consideration related to earnouts.

Investing activities

Net cash used in investing activities decreased $70.8 million in 2023 compared to 2022, primarily due to $68.1 million of cash paid, net of cash acquired, for our acquisition of OTB in 2022, as well as a $3.9 million decrease in purchases of property and equipment.

Financing activities

Net cash used in financing activities increased $17.8 million in 2023, primarily due to $20.0 million for repurchases of Class A common stock, partially offset a $2.5 million increase from exercises of stock options and a $2.1 million decrease in payments for contingent consideration recorded at the acquisition date. Additionally, in 2022, we had $70.0 million of proceeds from our line of credit to finance the cash portion of the purchase consideration for our acquisition of OTB in 2022, with a $70.0 million repayment in full in December 2022.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting policies as provided within U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable. Actual results may differ from these estimates under different assumptions or conditions.

The accounting policies we believe to be most critical to understanding our financial condition and results of operations are discussed below. For a comprehensive list of all significant accounting policies, see Note 1–The Company and its Significant Accounting Policies in the notes to consolidated financial statements in Item 8 of Part II of this Annual Report on Form 10-K.

Revenue Recognition

We recognize revenue from fees paid by our financial services partners in the form of either revenue per action, revenue per click, revenue per lead and revenue per funded loan arrangements. Services are generally transferred to the customer at a point in time and the performance obligation is a series of distinct actions, leads or clicks.

For some of our arrangements, under ASC 606 (Revenue from Contracts with Customers) our contractual right to fees is not contemporaneous with the satisfaction of the performance obligation to match the consumer with the customer. As a result, the transaction price is considered variable and an estimate of the constrained transaction price is recorded as revenue when the match occurs, subject to a constraint. Constrained revenue is recognized to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. After our initial estimate and constraints are made, we reassess our estimates and constraints at the end of each reporting period. Various factors are analyzed to estimate the constrained revenue, including historical approval rates and historical time between when a consumer request for a financial product is delivered to a financial services partner and when the financial product is approved by such financial services partner.

Valuation of Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination. We have one reporting unit. We test goodwill for impairment annually or more frequently when an event occurs or circumstances change that indicate the carrying value may not be recoverable. As a result of the goodwill impairment assessments in 2023, 2022 and 2021, we determined that it was not more likely than not that the fair value of its single reporting unit was less than its carrying amount. As such, goodwill was not impaired during 2023, 2022 and 2021.

We evaluate intangible assets and other long-lived assets for impairment whenever events or circumstances indicate that they may not be recoverable. Recoverability is assessed by comparing the carrying amount of an asset group to future undiscounted net cash flows expected to be generated. If the carrying amount of an asset group is not recoverable, an impairment loss is recognized if the carrying amount exceeds the fair value of the asset group. We group assets for purposes of such review at the lowest level for which identifiable cash flows of the asset group are largely independent of the cash flows of the other groups of assets and liabilities. Unforeseen events, changes in circumstances and market conditions and material differences in estimates of future cash flows could adversely affect the fair value of our assets and could result in future impairment charges.

Deferred Tax Asset Valuation Allowances

As part of fulfilling the requirement to reduce the measurement of deferred tax assets that are not expected to be realized, we consider all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax assets is needed. In assessing the adequacy of recognized valuation allowances, we consider all available evidence to estimate if sufficient taxable income will be generated in the future to utilize the existing deferred tax assets by jurisdiction. This consideration includes a variety of factors such as historical and projected future taxable income and prudent and feasible tax planning strategies.

Based on our ongoing assessment of all available evidence, both positive and negative, including consideration of our historical profitability and the estimated impact of our operating model on future profitability, we concluded that it was more likely than not that our U.S. deferred tax assets in excess of deferred tax liabilities would not be realized and recorded a valuation allowance against these net U.S. deferred tax assets as of December 31, 2023. Our judgment regarding the likelihood of realization of these deferred tax assets could change in future periods, which could result in a material impact to our income tax provision in the period of change. Given our current earnings projections, sufficient positive evidence may become available for us to release all, or a portion, of the valuation allowance within the next twelve months. However, the timing and amounts of such valuation allowance releases are subject to change based on the level of profitability achieved in future periods.

Stock-Based Compensation

Prior to our IPO, as our common shares were not listed on a public marketplace, the calculation of the fair value of our common shares was subject to a greater degree of estimation in determining the basis for share-based awards that were issued. Given the absence of a public market, we were required to estimate the fair value of the common shares at the time of each grant.

Stock Options

We have granted stock-based awards consisting primarily of stock options and RSUs to employees and non-employees. We estimate the grant date fair value of stock options granted to employees and nonemployees using the Black-Scholes-Merton option-pricing model. The fair value of stock options that is expected to vest is recognized as compensation expense on a straight-line basis over the requisite service period, which is typically the vesting period of the respective awards. We recognize forfeitures as they occur for equity awards with only a service condition, rather than estimate expected forfeitures.

The Black-Scholes-Merton option-pricing model considers several variables and assumptions in estimating the grant date fair value of stock-based awards. These assumptions include:

- *Fair Value of Class A Common Stock*—For periods over which our Class A common stock was not yet publicly traded, we were required to estimate the fair value of our Class A common stock. Our Board of Directors considered numerous objective and subjective factors to determine the fair value of our Class A common stock as discussed in "Common Stock Valuations" below. Subsequent to our IPO in November 2021, the fair value of our Class A common stock is determined on the grant date using the closing price of our Class A common stock.

- *Expected Term*—The expected term represents the period that the stock-based awards are expected to be outstanding. We estimate the expected term based on the simplified method.

- *Expected Volatility*—Expected volatility is a measure of the amount by which the stock price is expected to fluctuate. Since we do not have sufficient trading history of our Class A common stock, we estimate the expected volatility by taking the average historical volatility of a group of comparable publicly traded companies over a period equal to the expected term of the awards.

- *Risk-Free Interest Rate*—The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the expected term of the stock option award.

- *Expected Dividend*—We utilize a dividend yield of zero, as we do not currently issue dividends, nor do we expect to do so in the future.

Restricted Stock Units

The fair value of RSUs is estimated based on the fair value of our Class A common stock on the date of grant. The fair value of RSUs that are expected to vest is recognized as compensation expense over the requisite service period.

ESPP

The fair value of purchase rights granted under our employee stock purchase plan (ESPP) is estimated using the component measurement approach with valuations of the components based on the Company's stock price on the date of the grant and/or the Black-Scholes-Merton option-pricing model, as appropriate for the applicable components. The fair value of the purchase rights is recognized over the requisite service period. We recognize forfeitures as they occur, rather than estimate expected forfeitures.

Recently Issued and Adopted Accounting Pronouncements

For information on recent accounting pronouncements, see Note 1–The Company and its Significant Accounting Policies in the notes to the consolidated financial statements.

JOBS Act Accounting Election

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

Foreign Currency Exchange Risk

Significantly all of our revenue is generated in U.S. dollars, with the remainder generated in British pounds sterling and the Canadian dollar. Our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations, which are primarily in the U.S., UK and Canada. Our results of current and future operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have had a material impact on our historical consolidated financial statements for the years ended December 31, 2023, 2022 and 2021. As the impact of foreign currency exchange rates has not been material to our historical operating results, we have not entered into derivative or hedging transactions, but we may do so in the future if our exposure to foreign currency becomes more significant.

Interest Rate Risk

Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments in money market instruments and U.S. government securities. We had cash and cash equivalents of $100.4 million and $83.9 million as of December 31, 2023 and 2022, respectively. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to fluctuations in interest rates, which may affect our interest income and the fair market value of our investments. However, due to the short-term nature of our investment portfolio, we do not believe an immediate 10% increase or decrease in interest rates would have a material effect on the fair market value of our portfolio.

We therefore do not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates due to changes in the fair market value of our portfolio. However, changes in market interest rates could adversely impact our business, financial condition and results of operations. For additional information, see the sections titled "Risk Factors—Risks Related to Our Industry and the Consumer Finance Economy."

In addition, future borrowings on our line of credit would be subject to changes in interest rate.

Item 8. Financial Statements and Supplementary Data.

NerdWallet, Inc.
Index to Consolidated Financial Statements

All schedules have been omitted as the information is provided in the financial statements or in related notes thereto, or is not required to be filed as the information is not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of NerdWallet, Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NerdWallet, Inc. and subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022 and the results of its operations and cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

San Jose, California
February 20, 2024

We have served as the Company's auditor since 2015.

NERDWALLET, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(in millions, except share amounts which are in thousands and per share amounts)

As of December 31,		2023		2022
Assets				
Current assets:				
Cash and cash equivalents	$	100.4	$	83.9
Accounts receivable—net		75.5		87.0
Prepaid expenses and other current assets		22.5		18.3
Total current assets		198.4		189.2
Property, equipment and software—net		52.6		49.1
Goodwill		111.5		111.2
Intangible assets—net		46.9		64.1
Right-of-use assets		7.2		11.3
Other assets		2.0		0.8
Total Assets	**$**	**418.6**	**$**	**425.7**
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	1.7	$	3.6
Accrued expenses and other current liabilities		35.6		37.9
Contingent consideration—current		—		30.9
Total current liabilities		37.3		72.4
Other liabilities—noncurrent		14.4		11.6
Total liabilities		51.7		84.0
Commitments and contingencies (Note 8)				
Stockholders' equity:				
Preferred stock—$0.0001 par value per share—5,000 shares authorized; zero shares issued and outstanding		—		—
Common stock—$0.0001 par value per share—296,686 shares authorized; 76,940 and 75,120 shares issued and outstanding as of December 31, 2023 and 2022		—		—
Additional paid-in capital		483.7		427.3
Accumulated other comprehensive loss		(0.3)		(0.9)
Accumulated deficit		(116.5)		(84.7)
Total stockholders' equity		366.9		341.7
Total Liabilities and Stockholders' Equity	**$**	**418.6**	**$**	**425.7**

See notes to consolidated financial statements.

NERDWALLET, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except per share amounts)

Year Ended December 31,	2023	2022	2021
Revenue	**$ 599.4**	**$ 538.9**	**$ 379.6**
Costs and Expenses:			
Cost of revenue	54.0	39.8	28.5
Research and development	80.5	77.6	62.2
Sales and marketing	401.5	375.6	271.3
General and administrative	59.8	58.2	38.5
Change in fair value of contingent consideration related to earnouts	—	6.7	18.1
Total costs and expenses	595.8	557.9	418.6
Income (Loss) From Operations	**3.6**	**(19.0)**	**(39.0)**
Other income (expense), net:			
Interest income	3.6	1.5	—
Interest expense	(0.8)	(2.5)	(1.3)
Other gains (losses), net	(0.1)	—	2.6
Total other income (expense), net	2.7	(1.0)	1.3
Income (loss) before income taxes	6.3	(20.0)	(37.7)
Income tax provision (benefit)	18.1	(9.8)	4.8
Net Loss	**$ (11.8)**	**$ (10.2)**	**$ (42.5)**
Net Loss Per Share Attributable to Common Stockholders			
Basic	$ (0.15)	$ (0.14)	$ (0.82)
Diluted	$ (0.15)	$ (0.14)	$ (0.82)
Weighted-average Shares Used in Computing Net Loss Per Share Attributable to Common Stockholders			
Basic	76.7	70.6	51.9
Diluted	76.7	70.6	51.9

See notes to consolidated financial statements.

NERDWALLET, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in millions)

Year Ended December 31,	2023	2022	2021
Net Loss	$ (11.8)	$ (10.2)	$ (42.5)
Other Comprehensive Income (Loss):			
Change in foreign currency translation	0.6	(1.4)	(0.1)
Comprehensive Loss	$ (11.2)	$ (11.6)	$ (42.6)

See notes to consolidated financial statements.

NERDWALLET, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in millions, except share amounts which are in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Stockholders' Equity
Balance as of December 31, 2020	**48,853**	**$ —**	**$ 99.8**	**$ 0.6**	**$ (17.7)**	**$ 82.7**
Issuance of Class A common stock upon initial public offering	8,338	—	134.8			134.8
Issuance of Class A common stock upon exercise of stock options	2,322	—	11.0			11.0
Issuance of Class A common stock pursuant to settlement of restricted stock units	647	—				—
Class A common stock surrendered for employees' tax liability upon settlement of restricted stock units	(96)	—	(1.9)			(1.9)
Conversion of Series A redeemable convertible preferred stock to Class A common stock	58	—	0.5			0.5
Conversion of Series A redeemable convertible preferred stock to Class A common stock upon initial public offering	7,527	—	66.2			66.2
Repurchase of stock options					(1.4)	(1.4)
Repurchase of early exercised stock options	(3)	—				—
Repurchase of Class A common stock	(41)	—			(0.5)	(0.5)
Repurchase of Class F common stock	(883)	—			(12.4)	(12.4)
Stock-based compensation			21.2			21.2
Other comprehensive loss				(0.1)		(0.1)
Net loss					(42.5)	(42.5)
Balance as of December 31, 2021	**66,722**	**$ —**	**$ 331.6**	**$ 0.5**	**$ (74.5)**	**$ 257.6**
Issuance of Class A common stock upon exercise of stock options	1,346	—	7.7			7.7
Vesting of early exercised stock options	—	—	0.2			0.2
Issuance of Class A common stock pursuant to settlement of restricted stock units	1,521	—				—
Class A common stock withheld related to net share settlement of restricted stock units	(44)	—	(0.6)			(0.6)
Issuance of Class A common stock under Employee Stock Purchase Plan	640	—	4.5			4.5
Issuance of Class A common stock for business combination	4,935	—	43.2			43.2
Stock-based compensation			40.7			40.7
Other comprehensive loss				(1.4)		(1.4)
Net loss					(10.2)	(10.2)
Balance as of December 31, 2022	**75,120**	**$ —**	**$ 427.3**	**$ (0.9)**	**$ (84.7)**	**$ 341.7**

NERDWALLET, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in millions, except share amounts which are in thousands)	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Stockholders' Equity
	Shares	Amount				
Balance as of December 31, 2022	**75,120**	**$ —**	**$ 427.3**	**$ (0.9)**	**$ (84.7)**	**$ 341.7**
Issuance of Class A common stock upon exercise of stock options	1,584	—	10.2			10.2
Issuance of Class A common stock pursuant to settlement of restricted stock units	2,253	—				—
Class A common stock withheld related to net share settlement of restricted stock units	(95)	—	(1.1)			(1.1)
Issuance of Class A common stock under Employee Stock Purchase Plan	346	—	3.0			3.0
Repurchase of Class A common stock	(2,268)	—			(20.0)	(20.0)
Stock-based compensation			44.3			44.3
Other comprehensive income				0.6		0.6
Net loss					(11.8)	(11.8)
Balance as of December 31, 2023	**76,940**	**$ —**	**$ 483.7**	**$ (0.3)**	**$ (116.5)**	**$ 366.9**

See notes to consolidated financial statements.

NERDWALLET, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions) **Year Ended December 31,**	**2023**	**2022**	**2021**
Operating Activities:			
Net loss	$ (11.8)	$ (10.2)	$ (42.5)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	48.2	37.0	27.1
Stock-based compensation	38.8	34.4	17.9
Change in fair value of contingent consideration related to earnouts	—	6.7	18.1
Deferred taxes	(0.5)	(12.6)	4.4
Non-cash lease costs	2.8	2.6	7.9
Other, net	2.9	1.3	(2.1)
Changes in operating assets and liabilities, net of business combination:			
Accounts receivable	10.7	(18.7)	(20.2)
Prepaid expenses and other assets	(4.4)	(0.7)	(9.6)
Accounts payable	(1.8)	(5.6)	(2.2)
Accrued expenses and other current liabilities	(2.4)	5.8	16.6
Payment of contingent consideration	(14.0)	(11.5)	—
Operating lease liabilities	(3.1)	(2.4)	(7.3)
Other liabilities	6.7	(1.1)	(0.9)
Net cash provided by operating activities	72.1	25.0	7.2
Investing Activities:			
Capitalized software development costs	(28.8)	(27.6)	(20.7)
Purchase of property and equipment	(0.7)	(4.6)	(2.3)
Business combination, net of cash acquired	—	(68.1)	—
Net cash used in investing activities	(29.5)	(100.3)	(23.0)
Financing Activities:			
Payment of contingent consideration	(16.9)	(19.0)	—
Proceeds from line of credit	7.5	70.0	—
Payments on line of credit	(7.5)	(70.0)	—
Payment of debt issuance costs	(1.4)	—	—
Principal repayment of subordinated promissory notes	—	—	(28.5)
Repurchase of Series A redeemable convertible preferred stock	—	—	(2.1)
Proceeds from exercise of stock options	10.2	7.7	11.0
Issuance of Class A common stock under Employee Stock Purchase Plan	3.0	4.5	—
Tax payments related to net-share settlements on restricted stock units	(1.1)	(0.6)	(1.9)
Proceeds from issuance of common stock upon initial public offering, net of underwriting discounts and commissions	—	—	140.0
Payment of offering costs related to initial public offering	—	(1.0)	(4.0)
Repurchase of Class A common stock	(20.0)	—	(0.5)
Repurchase of Class F common stock	—	—	(12.4)
Repurchase of stock options	—	—	(1.4)
Net cash provided by (used in) financing activities	(26.2)	(8.4)	100.2
Effect of exchange rate changes on cash and cash equivalents	0.1	(0.2)	—
Net increase (decrease) in cash and cash equivalents	16.5	(83.9)	84.4
Cash and Cash Equivalents:			
Beginning of year	83.9	167.8	83.4
End of year	$ 100.4	$ 83.9	$ 167.8

(in millions)

Year Ended December 31,	2023	2022	2021
Supplemental Disclosures of Non-Cash Investing and Financing Activities:			
Capitalized software development costs recorded in accounts payable and accrued expenses and other current liabilities	$ 0.5	$ 0.9	$ 0.5
Purchase of property and equipment recorded in accounts payable and accrued expenses and other current liabilities	—	0.1	0.8
Offering costs related to initial public offering not yet paid	—	—	1.0
Supplemental Disclosures of Cash Flow Information:			
Income tax payments	$ 13.5	$ 4.0	$ 0.3
Cash paid for interest	0.3	1.9	2.5
Supplemental Cash Flow Disclosure Related to Operating Leases:			
Cash paid for amounts included in the measurement of lease liabilities	$ 3.7	$ 3.1	$ 8.2
Lease liabilities arising from obtaining right-of-use assets	—	—	7.8

See notes to consolidated financial statements.

1. **The Company and its Significant Accounting Policies**

Organization—NerdWallet, Inc., a Delaware corporation, was formed on December 29, 2011. NerdWallet, Inc. and its subsidiaries (collectively, the Company) provide consumer-driven advice about personal finance through its platform by connecting individuals and small and mid-sized businesses (SMBs) with providers of financial products.

Basis of Consolidation and Presentation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. Certain comparative amounts for the prior fiscal year have been reclassified to conform to the financial statement presentation as of and for the year ended December 31, 2023.

Segments—Operating segments are defined as components of an enterprise for which discrete financial information is available that is reviewed regularly by the Chief Operating Decision Maker (CODM) in deciding how to allocate resources and in assessing performance. The Company's CODM is its Chief Executive Officer, who reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. As a result, the Company has concluded that it has one operating segment. Significantly all of the Company's revenue in 2023, 2022 and 2021 was from customers located in the United States. Significantly all of the Company's long-lived assets as of December 31, 2023 and 2022 were located in the United States.

Use of Estimates—The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates and assumptions made by management include determination of stock-based compensation, valuation of embedded derivative, capitalization of software development costs, valuation of contingent consideration, valuation of goodwill and intangible assets, determination of associated useful lives of intangible assets and valuation of deferred tax assets. Management bases its estimates on historical experience and also on assumptions that it believes are reasonable.

Concentrations of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. While the Company deposits cash and cash equivalents with high credit quality financial institutions, including First Citizens Bank & Trust Company (through its Silicon Valley Bank division), HSBC and JPMorgan Chase Bank, N.A., to lessen the Company's exposure, such cash deposits may exceed federally insured limits at these financial institutions. To mitigate the risk associated with deposits exceeding federally insured limits, the Company manages exposure by utilizing deposit accounts which include sweep features to third-party money market funds, with total money market funds of $89.8 million and $75.4 million as of December 31, 2023 and 2022, respectively. Based on these facts, collectability of bank balances appears to be adequately assured.

The Company had one customer which accounted for 14% of total accounts receivable as of December 31, 2023, and two customers which accounted for 15% and 12% of total accounts receivable as of December 31, 2022. The Company had two customers which accounted for 13% and 11% of revenue in 2023, one customer which accounted for 12% of revenue in 2022, and no customer which accounted for more than 10% of revenue in 2021. Under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606, *Revenue from Contracts with Customers* (ASC 606), the Company's customers are considered to be financial services providers (e.g., banks, credit card issuers, lenders, investment brokers and other entities) that seek to reach and receive leads, matches and referrals to the Company's substantial audience of consumers (including SMBs) in exchange for agreed-upon fees.

Foreign Currency Transactions—The functional currency of the Company's foreign subsidiaries is the respective local currency. All assets and liabilities accounts of the Company's foreign subsidiaries are translated into U.S. dollars using the exchange rate on the balance sheet date. Equity transactions are translated using historical exchange rates. Revenues and expenses are translated at average rates prevailing throughout the period. Translation adjustments are included as a separate component on the consolidated statement of comprehensive income (loss), and in effect of exchange rate changes on cash and cash equivalents on the consolidated statement of cash flows. Transaction gains and losses including intercompany transactions denominated in a currency other than the functional currency of the entity involved are included in other gains (losses), net on our consolidated statement of operations and were immaterial for all periods presented.

Cash and Cash Equivalents—Cash and cash equivalents include on demand deposits and money market funds with banks that have remaining maturities at the date of purchase of less than 90 days.

Fair Value Measurements—The Company determines fair value based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, as determined by either the principal market or the most advantageous market. Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy. These levels are:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2—Observable inputs other than quoted prices included within Level 1, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and inputs other than quoted prices that are observable or are derived principally from, or corroborated by, observable market data by correlation or other means.

Level 3—Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The Company recognizes transfers among Level 1, Level 2 and Level 3 classifications as of the actual date of the events or change in circumstances that caused the transfers.

Trade Accounts Receivable—Trade accounts receivable are recorded at the invoiced amount or amounts due from customers via affiliate relationships at the end of each month. Invoiced amounts do not bear interest. The Company generally does not require collateral or other security in support of accounts receivable. Accounts receivable are past due when they are outstanding longer than the contractual payment terms. The Company determines an allowance for credit losses by considering available information, including the length of time accounts receivable are past due, previous loss history, and reasonable and supportable expectations regarding the specific customer's ability to pay its financial obligations. If the Company becomes aware of changes in circumstances that are indicative of a customer's inability to meet its financial obligations, such as in the case of bankruptcy, deterioration in operating results or changes in financial position, estimates of the allowance for credit losses are further adjusted. The allowance for doubtful accounts was $1.3 million and $1.4 million as of December 31, 2023 and 2022, respectively. The Company does not have any off-balance-sheet credit exposure related to its customers.

Property, Equipment, and Software, Net—Property, equipment, and software are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, which are generally three years for computers and equipment, three years for software, and five years for furniture and fixtures. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the term of the related lease. Expenditures for repairs and maintenance are charged to expense as incurred. Upon disposition or retirement, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss, if any, is reflected as operating expenses in the consolidated statement of operations.

Capitalized Software Development Costs—The costs incurred in the preliminary stages of website and software development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental and deemed by management to be significant, are capitalized in property and equipment and amortized on a straight-line basis over their estimated useful lives. Maintenance, training and enhancement costs, including those costs in the post-implementation stages, are typically expensed as incurred, unless such costs relate to substantial upgrades and enhancements to the website or software that result in added functionality, in which case the costs are capitalized and amortized on a straight-line basis over the estimated useful lives.

Capitalized development activities placed in service are amortized over the expected useful lives of those releases, currently estimated at one to five years. The estimated useful lives of website and software development activities are reviewed frequently and adjusted as appropriate to reflect upcoming development activities that may include significant upgrades and/or enhancements to the existing functionality.

Amortization expense is included within cost of revenue in the consolidated statement of operations.

Business Combinations—The Company recognizes identifiable assets acquired and liabilities assumed at their acquisition date fair value. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While the Company uses its best estimates and assumptions as a part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the acquisition date, its estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill to the extent that the Company identifies adjustments to the preliminary purchase price allocation. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statement of operations. As of December 31, 2023, the Company has not recorded material measurement period adjustments in connection with its business combinations.

Contingent Consideration—The fair value measurements of contingent consideration liabilities established in connection with business combinations were determined as of the acquisition date based on significant unobservable inputs, including forecasted revenues and costs of the acquired companies, the probability of meeting certain revenue or earnings targets defined in the merger agreements, and the discount rate. Contingent consideration liabilities were remeasured to fair value at each subsequent reporting date until the related contingency was resolved, with the remeasurement adjustment reported in the consolidated statement of operations. Changes to the fair value of the contingent consideration liabilities resulted from changes to one or a number of inputs, including discount rates, the probabilities of achieving the milestones, the time required to achieve the milestones and estimated future sales. Significant judgment was employed in determining the appropriateness of these inputs.

Goodwill—The Company evaluates goodwill for impairment annually or more frequently when an event occurs or circumstances change that indicate the carrying value may not be recoverable. The Company may elect to utilize a qualitative assessment to evaluate whether it is more likely than not that the fair value of a reporting unit is less than its carrying value and if so, the quantitative test is performed. Under the qualitative assessment, factors that are considered include industry and market considerations, overall financial performance and other relevant events and factors affecting the reporting unit. Under the quantitative test, the Company first compares the carrying value of each reporting unit to its estimated fair value and if the fair value is determined to be less than the carrying value, we recognize an impairment loss for the difference.

Intangible Assets—Intangible assets include acquired intangible assets identified through business combinations, which are carried at the estimated fair value recorded upon acquisition less accumulated amortization, and purchased intangible assets, which are carried at cost less accumulated amortization. Intangible assets are amortized on a straight-line basis over their estimated useful lives. Amortization costs for developed technology is included in cost of revenue and amortization for customer relationships, trade names and user base are included in sales and marketing within the consolidated statement of operations. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

Impairment of Long-Lived Assets—The Company reviews long-lived assets, including property and equipment, capitalized software development costs, intangible assets and right-of-use assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets or asset groups to be held and used is measured first by a comparison of the carrying amount of an asset or asset group to future undiscounted net cash flows expected to be generated by the asset or asset group. If such assets or asset group are considered to be impaired, an impairment loss would be recognized based on the excess of the carrying amount of the asset above the fair value of the asset or asset group.

Revenue Recognition—The Company generates substantially all its revenue through fees paid by its financial services partners in the form of either revenue per action, revenue per click, revenue per lead and revenue per funded loan arrangements. For these revenue arrangements, in which a partner pays only when a consumer satisfies the criteria set forth within the arrangement, revenue is recognized generally when the Company matches the consumer with the financial services partner. For some of the Company's arrangements, the transaction price is considered variable and an estimate of the transaction price is recorded when the match occurs.

Under revenue recognition guidance, revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied and promised goods and services have transferred to the customer, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

For revenue generated from revenue per action or revenue per funded loan arrangements in which fees are earned from customers for approved actions such as when credit cards are issued to consumers or when loans to consumers are funded, the Company's contractual right to fees is not contemporaneous with the satisfaction of the performance obligation to match the consumer with the customer. As such, the Company records a contract asset at the end of each reporting period related to the estimated variable consideration on fees for which the Company has satisfied the related performance obligation but are still pending the financial product approval before the Company has a contractual right to payment. This estimate is based on the Company's historical closing rates and historical time between when a consumer request for a financial product is delivered to the customer and when the financial product is approved by the customer. The time between satisfaction of the Company's performance obligation and when the Company's right to consideration becomes unconditional is generally less than 90 days and no significant judgment is required in determining whether the estimate of variable consideration should be constrained. The Company records a deferred revenue liability for fees received related to unsatisfied performance obligations at the end of each reporting period, with the performance obligations expected to be satisfied in the following reporting period.

For revenue generated from revenue per lead or revenue per click in which fees are earned from customers when a consumer clicks on a tagged link to the customer's website or lead is delivered to the customer, the Company's contractual right to fees is contemporaneous with the satisfaction of the performance obligation to match the consumer with the customer. The Company's services are generally transferred to the customer at a point in time, when the performance obligation is met.

The Company's payment terms vary by customer and verticals. The term between invoicing and when payment is due is generally 30 days or less.

Cost of Revenue—Cost of revenue consists primarily of amortization expense associated with capitalized software development costs and developed technology; credit scoring fees and account linking fees; and third-party data center costs.

Research and Development—Research and development expenses primarily consist of personnel related costs, technology and facility-related expenses and contractor expense for our engineering, product management, data and other personnel engaged in maintaining and enhancing the functionality of our platform. Research and development costs are expensed as incurred.

Sales and Marketing—Sales and marketing expenses include advertising and promotion costs, costs related to brand campaign fees, marketing, business operations team and editorial personnel and related costs, including stock-based compensation. Advertising is expensed as incurred. Advertising expense was $294.7 million, $278.9 million, and $197.3 million for 2023, 2022 and 2021, respectively.

Leases—The Company leases real estate facilities and general office equipment under operating leases expiring at various dates through 2029.

The Company's right-of-use (ROU) assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term, which may include options to extend or terminate the lease when it is reasonably certain the Company will exercise such options. At inception of the lease, the Company is not reasonably certain that any available lease extensions or renewal terms will be exercised. For this purpose, the Company considered lease term and only payments that are fixed and determinable at the time of commencement. As most of the Company's leases do not provide an implicit rate, the Company used the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. When determining the incremental borrowing rates, the Company considered information including, but not limited to, the lease term, the Company's credit rating and interest rates of similar debt instruments with comparable credit ratings. The Company's lease agreements may contain variable costs such as common area maintenance, insurance, real estate taxes or other costs. Variable lease costs are expensed as incurred in the consolidated statement of operations.

Nonlease components that are not fixed are expensed as incurred as variable lease payments. The Company's lease agreements generally do not contain any residual guarantees or restrictive covenants.

Operating and finance leases are included in other assets, accrued expenses and other current liabilities, and other liabilities-noncurrent in the consolidated balance sheets.

Stock-Based Compensation—The Company measures compensation expense for all stock-based payment awards granted to employees, directors and nonemployees, including restricted stock units (RSUs), stock options and purchase rights granted under its employee stock purchase plan (ESPP), based on the estimated fair value of the awards on the date of grant. For RSUs, fair value is based on the fair value of our common stock on the grant date. For stock options, fair value is estimated using the Black-Scholes-Merton option-pricing model. For purchase rights granted under its ESPP, the Company estimates fair value using the component measurement approach with valuations of the components based on the Company's stock price on the date of the grant and/or the Black-Scholes-Merton option-pricing model, as appropriate for the applicable components. Stock-based compensation is recognized on a straight-line basis over the requisite service period. The requisite service period of the awards is generally the same as the vesting period. The Company recognizes forfeitures as they occur for equity awards with only a service condition.

Income Taxes—The Company accounts for income taxes under an asset and liability approach. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and amounts recognized for income tax reporting purposes measured by applying currently enacted tax laws. A valuation allowance is provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely to be realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company records uncertain tax positions in accordance with accounting standards on the basis of a two-step process whereby (1) a determination is made as to whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold the Company recognizes the largest amount of tax benefit that is greater than 50% likely to be realized upon ultimate settlement with the related tax authority. The Company's policy is to include interest and penalties within its provision for income taxes.

Comprehensive Income (Loss)—Comprehensive income (loss) is defined as a change in equity resulting from transactions from non-owner sources. Comprehensive income (loss) is comprised of all components of net income (loss) and all components of other comprehensive income (loss) within stockholders' equity. Other comprehensive income (loss) includes adjustments for foreign currency translation.

Subsequent Events—The Company evaluated subsequent events through February 20, 2024, the date its consolidated financial statements were issued.

JOBS Act Accounting Election—The Company qualifies as an "emerging growth company" (EGC) as defined in the JOBS Act, and, as such, the Company may elect to delay adopting new or revised accounting standards until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, the Company's financial condition and results of operations within its consolidated financial statements may not be comparable to those of other companies that have adopted new or revised accounting standards at an earlier date.

Recently Issued Accounting Pronouncements Not Yet Adopted—In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* (ASU 2023-07), which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The guidance in ASU 2023-07 will be required to be applied for the year ending December 31, 2024 and for the interim periods within the following year ending December 31, 2025. Early adoption is permitted. The guidance is to be applied retrospectively to all prior periods presented in the financial statements.

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* (ASU 2023-09), which addresses investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the income tax rate reconciliation and income taxes paid information. The guidance in ASU 2023-09 is effective on an annual basis and will be required to be applied for the year ending December 31, 2025 for public business entities, or the year ending December 31, 2026 for EGCs under the JOBS Act accounting election. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The guidance should be applied on a prospective basis, but retrospective application is permitted.

Given the disclosure focus of both ASU 2023-07 and ASU 2023-09, the applications of these new standards will not have an effect on the Company's financial position and results of operations in its consolidated financial statements.

2. Revenue

The following presents a disaggregation of the Company's revenue based on product category:

(in millions)

Year Ended December 31,		2023		2022		2021
Credit cards	$	209.7	$	210.3	$	123.8
Loans		101.6		109.1		126.4
SMB products		101.2		91.4		39.8
Emerging verticals		186.9		128.1		89.6
Total revenue	$	599.4	$	538.9	$	379.6

The contract asset recorded within prepaid expenses and other current assets on the consolidated balance sheet related to estimated variable consideration was $5.5 million and $5.8 million as of December 31, 2023 and 2022, respectively.

Credit cards revenue is primarily generated through revenue per action arrangements. Loans revenue is primarily generated through revenue per funded loan and revenue per lead arrangements. SMB products revenue is primarily generated through revenue per funded loan, revenue per action and revenue per lead arrangements. Emerging verticals revenue is primarily generated through revenue per click, revenue per action and revenue per lead arrangements.

3. Fair Value Measurements

The Company's assets and liabilities that are measured at fair value on a recurring basis, by level, within the fair value hierarchy are summarized as follows:

(in millions)

As of December 31, 2023		Quoted Prices in Active Markets (Level 1)		Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total Carrying Value
Assets:								
Cash and cash equivalents—money market funds	$	89.8	$	—	$	—	$	89.8
Certificate of deposit		—		2.1		—		2.1
	$	89.8	$	2.1	$	—	$	91.9

(in millions)

As of December 31, 2022		Quoted Prices in Active Markets (Level 1)		Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total Carrying Value
Assets:								
Cash and cash equivalents—money market funds	$	75.4	$	—	$	—	$	75.4
Certificate of deposit		—		2.0		—		2.0
	$	75.4	$	2.0	$	—	$	77.4
Liabilities:								
Contingent consideration	$	—	$	—	$	30.9	$	30.9

Level 3 liabilities previously consisted entirely of contingent consideration, and the changes in fair values were as follows:

(in millions)

Year Ended December 31,		2023		2022
Balance as of beginning of year	$	30.9	$	54.7
Payment		(30.9)		(30.5)
Change in fair value, recognized in earnings		—		6.7
Balance as of end of year	$	—	$	30.9

Contingent consideration liabilities related to acquisitions were measured at fair value each reporting period using Level 3 unobservable inputs. The contingent consideration liability was the estimated fair value of the earnout payments for the Fundera, Inc. (Fundera) and Know Your Money (KYM) business combinations in 2020.

As of December 31, 2022, Fundera's revenue and profitability milestones for 2022 were achieved and the contingent consideration liability was recorded at the full payout amount, with the contingent consideration liability paid in full during 2023. The fair values of the estimated contingent considerations were previously determined based on the Company's evaluation of the probability and amount of earnout that would be achieved based on expected future performance by the acquired entity.

4. **Significant Consolidated Balance Sheet Components**

Prepaid expenses and other current assets consisted of the following:

(in millions)

As of December 31,		2023		2022
Prepaid expenses	$	13.5	$	10.4
Contract assets		5.5		5.8
Certificate of deposit		2.1		2.0
Other current assets		1.4		0.1
Total prepaid expenses and other current assets	$	22.5	$	18.3

Property, equipment and software, net consisted of the following:

(in millions)

As of December 31,		2023		2022
Capitalized software development costs	$	120.1	$	105.7
Office equipment		4.4		6.7
Furniture and fixtures		1.5		1.8
Leasehold improvements		2.3		2.3
Total property, equipment and software		128.3		116.5
Accumulated depreciation and amortization		(75.7)		(67.4)
Total property, equipment and software—net	$	52.6	$	49.1

The Company capitalized $34.0 million, $34.1 million and $24.2 million of software development costs, and recorded amortization expense of $28.9 million, $22.1 million and $16.7 million, during 2023, 2022 and 2021, respectively. Losses on disposal related to software development costs were $0.8 million for 2021, with no losses in 2023 or 2022.

Depreciation and amortization, exclusive of amortization of capitalized software development costs and intangible assets, was $2.3 million, $1.9 million and $2.4 million in 2023, 2022 and 2021, respectively.

Accrued expenses and other current liabilities consisted of the following:

(in millions)

As of December 31,		2023		2022
Unbilled accounts payable	$	21.2	$	26.1
Accrued compensation		4.5		5.6
Deferred revenue		4.1		—
Operating lease liabilities		3.4		3.1
Deferred compensation liability related to earnouts		—		1.7
Other accrued expenses		2.4		1.4
Total accrued expenses and other current liabilities	$	35.6	$	37.9

Other liabilities—noncurrent consisted of the following:

(in millions)

As of December 31,		2023		2022
Unrecognized tax benefit liability	$	7.2	$	0.4
Operating lease liabilities		6.2		9.6
Deferred tax liability, net		0.7		1.2
Other noncurrent liabilities		0.3		0.4
Total other liabilities—noncurrent	$	14.4	$	11.6

5. Business Combination

On the Barrelhead, Inc.—On July 11, 2022, the Company completed the acquisition of On the Barrelhead, Inc. (OTB), a data-driven platform that provides consumers and SMBs with credit-driven product recommendations. The Company completed the acquisition of OTB under an Agreement and Plan of Merger and Reorganization.

Purchase Consideration

The purchase consideration consisted of the following:

(in millions)		Total
Cash consideration[1]	$	75.7
Stock consideration[2]		43.2
Total consideration		118.9
Less: amounts considered separate from the business combination and attributable to post-combination expense[3]		(0.7)
Purchase Consideration	$	**118.2**

(1) Includes $12.2 million of cash which was deposited in escrow for the settlement of breaches, if any, of certain representations, warranties, agreements and covenants.
(2) Represents the aggregate fair value of 4.9 million shares issued of the Company's Class A common stock based on the closing price of the stock on the acquisition date of July 11, 2022, which was $8.75 per share.
(3) Primarily comprised of the additional fair value of unvested OTB option awards discretionally accelerated by the Company and attributable to post-combination expense.

Half of the stock consideration is subject to a lockup arrangement whereby such shares may not be sold or otherwise transferred prior to expiration of the 24-month period following the acquisition date.

Retention Agreements and Inducement Awards

Concurrently with the closing of the acquisition, the Company provided employment offer letters to OTB's employees, including compensatory retention agreements with the co-founders of OTB which could result in up to $15.0 million of cash awards. Cash awards under these retention agreements are payable in equal installments on the first, second and third anniversary dates of the closing of the acquisition. Also concurrently with the closing of the acquisition, the Compensation Committee of the Company's Board of Directors granted RSU awards under the NerdWallet, Inc. 2022 Inducement Equity Incentive Plan (the Inducement Plan) to employees of OTB who were offered employment with the Company, which RSU awards had an aggregate grant date fair value on the acquisition date of $17.5 million, including $12.8 million of RSU awards to the co-founders of OTB, $2.3 million of RSU awards to six non-management employees of OTB and $2.4 million of RSU awards to all fourteen employees of OTB. The $12.8 million of RSU awards to the co-founders of OTB will generally vest in full upon the third anniversary of the closing of the acquisition. The $2.3 million of RSU awards to non-management employees of OTB will vest annually over four years, with 20% of the RSUs subject to vest on each of the first, second and third annual vesting dates and the remaining 40% of the RSUs subject to vest on the fourth annual vesting date. The $2.4 million of RSU awards granted to all employees of OTB will generally vest over four years subject to a one-year cliff and quarterly vesting thereafter. RSU awards under the Inducement Plan are subject to the conditions of the Inducement Plan and the terms and conditions of the grant agreements covering such awards. Compensation expenses under these employment offer letters and vesting of awards under these retention agreements and Inducement Plan are generally subject to the employees' continued employment with the Company, and the fair value of such compensation and awards are excluded from the purchase price and accounted for separately from the business combination. The value of cash awards under these retention agreements are recognized as compensation expense ratably over the three-year period following the close of the acquisition. The value of RSU awards under the Inducement Plan are recognized as stock-based compensation ratably over the respective vesting terms of the awards.

Purchase Accounting

The acquisition has been accounted for as a business combination. The allocation of purchase consideration to the assets acquired and liabilities assumed is as follows:

(in millions)		**Fair Value**
Purchase Consideration	$	**118.2**
Fair Value of Assets Acquired		
Cash and cash equivalents		6.9
Accounts receivable		12.2
Intangible assets		50.1
Total assets		69.2
Fair Value of Liabilities Assumed		
Accounts payable		6.4
Accrued expenses and other current liabilities		0.6
Deferred tax liability		12.1
Total liabilities		19.1
Less: Net Assets Acquired		**50.1**
Goodwill	$	**68.1**

The acquired intangible assets consist of definite-lived assets with estimated fair values and useful lives as follows:

(dollars in millions)		**Fair Value**	**Weighted-Average Useful Life (Years)**
Developed technology	$	48.9	5.0
Customer relationships		1.2	1.0
Total intangible assets	$	50.1	4.9

The estimated fair value of acquired intangible assets was determined using the multi-period excess earnings method of the income approach for developed technology, and the replacement cost method for customer relationships.

The deferred tax liability of $12.1 million primarily relates to identified intangible assets.

The Company recorded goodwill of $68.1 million, which represents the excess of the purchase consideration over the estimated fair value of the assets acquired, net of the liabilities assumed. The goodwill is primarily attributable to synergies from combining the operations of the Company and OTB, as well as the value ascribed to the knowledge and experience of the OTB co-founders and employees. For income tax purposes, the acquisition is a stock purchase and goodwill is not tax deductible.

Acquisition-related costs of $3.5 million were incurred during 2022, and are included in general and administrative expense on the consolidated statements of operations. Due to the extensive level of integration of OTB's technology and operations into the Company's operations following the closing of the acquisition, the Company is not able to quantify the acquisition's contribution following the closing of the acquisition to the Company's revenue and operating loss for 2022, as the ability to objectively quantify such amounts would require a significant level of estimation.

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information for the years ended December 31, 2022 and 2021 is presented as if the OTB acquisition, including the related debt financing, was completed on January 1, 2021. The pro forma financial information includes the historical operating results of the Company and OTB prior to the acquisition, with adjustments directly attributable to the acquisition. Pro forma adjustments have been made to reflect the incremental intangible asset amortization to be incurred based on the preliminary fair values and useful lives of each identifiable intangible asset, incremental stock-based compensation related to inducement equity awards, incremental compensation related to cash retention agreements, incremental interest expense related to debt drawn to finance the cash portion of the purchase price, the adjustment of acquisition-related expenses, and the related tax effects of pro forma adjustments for the respective periods.The unaudited pro forma financial information is as follows:

(in millions)

Year Ended December 31,	2022	2021
Revenue	$ 583.9	$ 417.7
Net loss	(21.9)	(51.7)

The unaudited pro forma financial information is not intended to present, or be indicative of, what the results of operations would have been for the combined company for the periods presented had the acquisition actually occurred on January 1, 2021, nor is it meant to be indicative of results of operations that may be achieved by the combined company in the future. The unaudited pro forma financial information does not include any cost savings or other synergies that resulted, or may result, from the OTB acquisition or any estimated costs that will be incurred to integrate OTB. Future results may vary significantly from the results reflected in this unaudited pro forma financial information because of future events and transactions, as well as other factors.

6. Goodwill and Intangible Assets

The balance of goodwill, net is as follows:

(in millions)

Year Ended December 31,	2023	2022
Balance as of beginning of year	$ 111.2	$ 43.8
Acquisition of OTB	—	68.1
Foreign currency translation adjustment	0.3	(0.7)
Balance as of end of year	$ 111.5	$ 111.2

No impairment charges have been recorded for goodwill in 2023, 2022 or 2021.

NERDWALLET, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Intangible assets with definite lives related to the following:

(dollars in millions) As of December 31, 2023	Weighted-Average Remaining Useful Life (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Technology	3.5	$ 55.3	$ (21.1)	$ 34.2
User base	3.8	19.4	(8.8)	10.6
Customer relationships	1.8	12.2	(10.1)	2.1
Trade names		0.4	(0.4)	—
Total		$ 87.3	$ (40.4)	$ 46.9

(dollars in millions) As of December 31, 2022	Weighted-Average Remaining Useful Life (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Technology	4.4	$ 55.3	$ (9.7)	$ 45.6
User base	4.8	19.4	(6.0)	13.4
Customer relationships	2.0	12.2	(6.9)	5.3
Trade names		0.4	(0.4)	—
Foreign currency translation adjustment				(0.2)
Total		$ 87.3	$ (23.0)	$ 64.1

Amortization expense related to definite-lived intangible assets was $17.3 million, $13.0 million and $8.0 million in 2023, 2022 and 2021, respectively.

Estimated future amortization expense as of December 31, 2023 is as follows:

(in millions) Years Ending December 31,	Amortization
2024	$ 13.8
2025	13.5
2026	12.5
2027	7.1
	$ 46.9

No impairment charges have been recorded for intangible assets in 2023, 2022 or 2021.

7. Debt

Credit Facility—On September 26, 2023, NerdWallet, Inc. and three of its wholly-owned subsidiaries entered into a credit agreement which over time has been amended (as amended, the Credit Agreement) with JPMorgan Chase Bank, National Association. as Administrative Agent, and a syndicate of lenders. The Credit Agreement provides for a $125.0 million senior secured revolving credit facility (the Credit Facility), with the option to increase up to an additional $75.0 million, and is available to be used by the Company and certain of its domestic subsidiaries for general corporate purposes, including acquisitions. The Credit Agreement includes a letter of credit sub-facility in the aggregate amount of $10.0 million and a swingline sub-facility in the aggregate amount of $10.0 million. The Credit Facility is secured by substantially all of the Company's assets. The Company and each of its material domestic subsidiaries is a guarantor of all of the obligations under the Credit Facility. The Credit Facility matures on September 26, 2028.

The Credit Facility replaced the Company's prior credit facility under the Amended and Restated Senior Secured Credit Facilities Credit Agreement dated February 19, 2021 between the Company and Silicon Valley Bank, as administrative agent (the Prior Credit Agreement), which was terminated substantially concurrently with the Company's entering into the Credit Agreement.

The Company is charged a commitment fee of between 0.25% and 0.35% of the total facility commitments, depending on the Company's total net leverage ratio.

Borrowings under the Credit Facility bear interest at a floating rate and may be maintained as alternate base rate loans (tied to the prime rate, the federal funds rate plus 0.50%, the overnight bank funding rate plus 0.50%, or the adjusted term secured overnight financing rate (SOFR) for a one-month period plus 1.00%) or as term benchmark loans tied to adjusted term SOFR plus 0.10%, in each case plus a margin of 2.25% to 2.75% depending on the Company's total net leverage ratio.

There was no outstanding balance under the Credit Agreement at December 31, 2023. The available amount to borrow under the Credit Facility was $123.7 million at December 31, 2023, which was equal to the available amount under the agreement of $125.0 million net of letters of credit of $1.3 million.

The Credit Agreement requires the Company to comply with maximum total net leverage and minimum fixed charge coverage ratios. In addition, the Credit Agreement contains other standard affirmative and negative covenants such as those which (subject to certain thresholds) limit the ability of the Company and its subsidiaries to, among other things, incur debt, incur liens, engage in mergers, consolidations, liquidations or acquisitions, enter into new lines of business not related to the Company's current lines of business, make certain investments, make distributions on or repurchase its equity securities, engage in transactions with affiliates, or enter into certain hedging obligations. Events of default under the Credit Agreement include, among other things, payment defaults, breaches of representations, warranties or covenants, defaults under material indebtedness, certain events of bankruptcy or insolvency, judgment defaults, certain defaults or events relating to employee benefit plans or a change in control of the Company. The events of default would permit the lenders to terminate commitments and accelerate the maturity of borrowings under the Credit Facility if not cured within applicable grace periods. The Company was in compliance with all covenants as of December 31, 2023.

The Company's Prior Credit Agreement with Silicon Valley Bank, which over time had been amended and restated was secured by certain qualifying accounts receivable of the Company. The Prior Credit Agreement provided for a revolving line of credit of up to $100.0 million with the option to increase up to an additional $25.0 million, including a letter of credit sub-facility in the aggregate amount of $10.0 million, and a swingline sub-facility in the aggregate amount of $10.0 million, and had a scheduled termination date of December 2, 2023. Under the terms of the Prior Credit Agreement, revolving loans could be either SOFR Loans or Alternative Base Rate (ABR) Loans. Outstanding SOFR Loans incurred interest at the Adjusted SOFR Rate (which is defined in the Prior Credit Agreement as Term SOFR plus a Term SOFR Adjustment equal to 0.10% for 1-month interest periods, 0.15% for 3-month interest periods, and 0.25% for 6-month interest periods, and, in each case, subject to a 1.00% floor), plus a margin of either 3.00% or 2.75% depending on usage. Outstanding ABR Loans would incur interest at the highest of the Prime Rate, as published by the Wall Street Journal, the federal funds rate in effect for such day plus 0.50%, and 3.25%, in each case a margin of either 1.75% or 2.00% will be applicable, depending on usage. The Company was charged a commitment fee of 0.30% per year for committed but unused amounts.

On July 7, 2022, the Company borrowed $70.0 million under the Prior Credit Agreement to finance the cash portion of the purchase consideration for the acquisition of OTB. This borrowing was fully repaid by the Company in December 2022.

There was no outstanding balance under the Prior Credit Agreement at December 31, 2022. The available amount to borrow under the Prior Credit Agreement was $98.3 million as of December 31, 2022, which was equal to the available amount under the Prior Credit Agreement of $100.0 million net of letters of credit of $1.7 million.

The Prior Credit Agreement contained covenants which limited the Company's ability to, among other things, dispose of assets, undergo a change in control, merge or consolidate, make acquisitions, incur debt, incur liens, pay dividends, repurchase stock, and make investments, in each case subject to certain exceptions.

The Prior Credit Agreement also contained financial covenants which required the Company to maintain a minimum adjusted quick ratio and a minimum consolidated adjusted EBITDA if the adjusted quick ratio fell below a specified level, measured in each case at the end of each fiscal quarter. The Company was required to furnish audited financial statements within 90 days after the end of the fiscal year. The Company was in compliance with all covenants as of December 31, 2022.

Subordinated Promissory Notes—During 2017, the Company entered into a stock repurchase agreement to repurchase a specific number of shares of Class G common stock from one of the Company's co-founders. In connection with the stock repurchase agreement, the Company issued subordinated promissory notes (the Notes) with a principal amount totaling $28.5 million to the co-founder. The Notes bore interest on the outstanding principal amount at the rate of 4.2922% per year and were scheduled to mature in January 2026. In November 2021, in connection with the Company's initial public offering (IPO), the Company repaid in full the outstanding principal amount of $28.5 million and accrued interest on the Notes. Upon repayment of the Notes in November 2021, the Company recognized the remaining unamortized debt premium of $1.5 million as a gain on extinguishment of debt recorded to other gains (losses), net in the consolidated statement of operations.

8. Commitments and Contingencies

Commitments and Other Financial Arrangements—The Company has certain financial commitments and other arrangements including unused letters of credit and commitments under leases. See Note 7–Debt and Note 9–Leases for further discussion.

Litigation and Other Legal Matters—The Company is involved from time to time in litigation, claims, and proceedings. Periodically, the Company evaluates the status of each legal matter and assesses potential financial exposure. If the potential loss from any legal proceeding or litigation is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. Significant judgment is required to determine the probability of a loss and whether the amount of the loss is reasonably estimable. The outcome of any proceeding is not determinable in advance. As a result, the assessment of a potential liability and the amount of accruals recorded are based only on the information available at the time. As additional information becomes available, the Company reassesses the potential liability related to the legal proceeding or litigation, and may revise its estimates. Management is not currently aware of any matters that it expects will have a material effect on the financial position, results of operations, or cash flows of the Company. The Company has not accrued any material potential loss as of December 31, 2023 or 2022.

9. Leases

Components of operating lease costs are as follows:

(in millions)

Year Ended December 31,	2023	2022	2021
Operating lease cost	$ 3.4	$ 3.4	$ 8.6
Sublease income	—	—	(1.5)
Net lease cost	$ 3.4	$ 3.4	$ 7.1

Lease term and discount rate are as follows:

As of December 31,	2023	2022
Weighted-average remaining lease term (years)	4.0	4.6
Weighted-average discount rate	5.3%	5.3%

In December 2023, the Company entered into a sublease agreement for a portion of the Company's office space in San Francisco. The sublease expires concurrently with the corresponding head lease, but does not relieve the Company of its obligations under the head lease. The Company determined that the sublease arrangement was an operating lease at inception, and is recognizing sublease income on a straight-line basis over the sublease term as a reduction of rent expense. As a result of the sublease, the Company evaluated the associated head lease ROU asset and sublease-related furniture and fixtures and leasehold improvements for impairment, as the change in circumstances indicated that the carrying amount of such assets may not be recoverable. The Company estimated the fair value of these assets as of the effective date of the sublease agreement using an income approach based on expected future cash flows from the subleased property. The Company recognized impairment charges of $1.6 million related to the sublease which are included in general and administrative expense on the consolidated statements of operations, including a $1.4 million impairment of ROU asset and $0.2 million of loss on disposal of sublease-related furniture and fixtures and leasehold improvements. Right-of-use assets were $7.2 million and $11.3 million as of December 31, 2023 and 2022, respectively.

The maturities of lease liabilities as of December 31, 2023 are as follows:

(in millions)

Years Ending December 31,		Amount
2024	$	3.8
2025		2.5
2026		1.2
2027		1.3
2028		1.3
Thereafter		0.6
Total undiscounted cash flows	$	10.7
Less: imputed interest		(1.1)
Present value of lease liabilities	$	9.6
Less: lease liabilities, current		(3.4)
Total lease liabilities, noncurrent	$	6.2

10. Redeemable Convertible Preferred Stock

In connection with the Company's IPO which was completed on November 8, 2021, all 7.5 million shares of the Company's then-outstanding Series A redeemable convertible preferred stock automatically converted into an equal number of shares of Class A common stock.

A summary of the Company's Series A redeemable convertible preferred stock activity is as follows:

(in millions, except share amounts which are in thousands)

	2021	
Year Ended December 31,	Shares	Amount
Balance as of beginning of year	7,687	$ 68.8
Repurchase of Series A redeemable convertible preferred stock	(102)	(2.1)
Conversion of Series A redeemable convertible preferred stock to Class A common stock	(58)	(0.5)
Conversion of Series A redeemable convertible preferred stock to Class A common stock upon initial public offering	(7,527)	(66.2)
Balance as of end of year	—	$ —

In March 2021, the Company repurchased 0.1 million shares of Series A redeemable convertible preferred stock from an affiliated entity of a former member of its Board of Directors for $2.1 million.

11. Stockholders' Equity

Preferred Stock—Under the Company's amended and restated certificate of incorporation, which became effective upon completion of the Company's IPO on November 8, 2021, the Company is authorized to issue 5.0 million shares of preferred stock with a par value of $0.0001 per share. The Company's Board of Directors may fix the rights, preferences, privileges and restrictions of the preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of the Company's common stock. There were no shares of preferred stock outstanding as of December 31, 2023 or 2022.

Common Stock—Under the Company's amended and restated certificate of incorporation, which became effective upon completion of the Company's IPO on November 8, 2021, the Company is authorized to issue 296.7 million shares of common stock with a par value of $0.0001 per share, including 265.0 million shares of Class A common stock and 31.7 million shares of Class B common stock. In connection with the Company's IPO, all 31.7 million shares of the Company's then-outstanding Class F common stock were converted into an equal number of shares of Class B common stock.

Holders of all classes of common stock are entitled to dividends when, as and if, declared by the Company's Board of Directors, subject to the rights of the holders of all classes of stock outstanding having priority rights to dividends. The holder of each share of Class A common stock is entitled to one vote, while the holder of each share of Class B common stock is entitled to 10 votes. Prior to the Company's IPO, the holder of each share of Class F common stock was entitled to 10 votes and the holders of Class G common stock were not entitled to vote.

Shares of Class B common stock are convertible, at any time at the option of the holder, into an equal number of shares of Class A common stock and automatically convertible upon Transfer, as defined below. Prior to the Company's IPO, shares of Class F common stock and Class G common stock were convertible into an equivalent number of shares of Class A common stock and generally converted into shares of Class A common stock upon Transfer, as defined below. Class F common stock was convertible at the option of the holder at any time upon written notice to the transfer agent of the corporation and was automatically convertible upon Transfer. Class G common stock was not convertible at the option of the holder and was only automatically convertible upon Transfer.

Transfer is defined as any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law.

As of December 31, 2023 and 2022, there were 45.3 million and 43.4 million shares of Class A common stock issued and outstanding, respectively. Shares of Class B common stock issued and outstanding were 31.7 million as of both December 31, 2023 and 2022.

On November 8, 2021, the Company completed its IPO, in which the Company sold 8.3 million shares of its Class A common stock, which includes the exercise in full of the underwriters' option to purchase 1.1 million shares of Class A common stock, at a public offering price of $18.00 per share. The net proceeds to the Company from the IPO were $140.0 million after deducting underwriting discounts and commissions of $10.1 million. Additionally, the Company incurred offering costs of $5.2 million related to the IPO.

Share Repurchase Plans—The Company announced on May 2, 2023 that its Board of Directors authorized a plan under which the Company may repurchase up to $20 million of its Class A common stock and, following the Company's utilization of that share repurchase authorization, the Company announced on October 26, 2023 that its Board of Directors approved a new share repurchase authorization under which the Company may repurchase up to an additional $30 million of its Class A common stock (collectively, the Repurchase Plans). Subject to market conditions and other factors, the Repurchase Plans are intended to make opportunistic repurchases of the Company's Class A common stock to reduce the Company's outstanding share count. Under the Repurchase Plans, shares of Class A common stock may be repurchased in the open market through privately negotiated transactions or otherwise, in accordance with applicable securities laws and other restrictions. The Repurchase Plans do not have fixed expiration dates and do not obligate the Company to acquire any specific number of shares. The timing and terms of any repurchases under the Repurchase Plans are at management's discretion and depend on a variety of factors, including business, economic and market conditions, regulatory requirements, prevailing stock prices and other considerations. Additionally, the Company may, from time to time, enter into Rule 10b-5 trading plans to facilitate repurchases. Shares repurchased under the Repurchase Plans are retired. During 2023, the Company repurchased 2.3 million shares of Class A common stock for $20.0 million, including costs associated with the repurchases.

Common Stock Transfers and Repurchase—In February 2021, the Company waived its right of first refusal and the CEO entered into a stock transfer agreement to sell approximately 0.1 million shares of Class A common stock to an existing investor at $14.00 per share for an aggregate purchase price of $2.1 million. The price per share was equivalent to the estimated fair value of the Company's common stock on December 31, 2021 as determined by its Board of Directors with the assistance of a third-party valuation specialist.

In January 2021, the Company waived its right of first refusal and the CEO entered into a stock transfer agreement to sell approximately 1.1 million shares of Class F common stock to an existing investor at $14.00 per share for an aggregate purchase price of $15.0 million. Upon consummation of the sale to the third party, the shares of Class F common stock were automatically converted into shares of Class A common stock on a 1:1 basis in accordance with the rights and preferences of the Class F common stock. The price per share was equivalent to the estimated fair value of the Company's common stock on December 31, 2021 as determined by its Board of Directors with the assistance of a third-party valuation specialist.

Also in January 2021, the Company entered into a repurchase agreement with the CEO to repurchase approximately 0.9 million shares of Class F common stock at $14.00 per share for an aggregate purchase price of $12.4 million.

Common Shares Reserved for Future Issuance

The Company had reserved the following shares of Class A common stock for future issuance:

(in thousands)

As of December 31,	2023	2022
Shares outstanding from stock options and restricted stock units	10,900	13,517
Shares available for future equity award grants	10,345	7,554
Shares available for future ESPP offerings	607	201
Total shares reserved	21,852	21,272

Equity Incentive Plans—In 2012, the Company's Board of Directors approved the adoption of the 2012 Equity Incentive Plan (the 2012 Plan). In October 2021, the Company's Board of Directors approved the adoption of the 2021 Equity Incentive Plan (the 2021 Plan) and the termination of the 2012 Plan, both of which became effective in connection with the Company's IPO completed on November 8, 2021.

The 2021 Plan had an initial authorization to grant share-based awards for up to 4.1 million shares of Class A common stock, and additionally provides that any shares subject to outstanding awards under the 2012 Plan that are terminated, expire, are forfeited due to a failure to vest, are reacquired or withheld to satisfy a tax withholding obligation or to satisfy the purchase price or exercise price of a stock award will be added to the 2021 Plan and made available for future issuance. The termination of the 2012 Plan had no impact on the terms of outstanding awards under that plan. At the Company's 2022 annual meeting of stockholders on May 25, 2022, the stockholders approved an amendment to the 2021 Equity Incentive Plan to increase the aggregate number of shares of Class A common stock reserved for issuance thereunder by 8.0 million shares. The number of shares of Class A common stock reserved for issuance under the 2021 Plan will automatically increase on January 1 of each calendar year, starting January 1, 2023 and ending on and including January 1, 2031, in an amount equal to 5% of the total number of shares of the Company's capital stock outstanding on December 31 of the prior calendar year, unless the Company's Board of Directors determines prior to the date of increase that there will be a lesser increase, or no increase.

Additionally, concurrent with the closing of the acquisition of OTB on July 11, 2022, the Compensation Committee of the Company's Board of Directors granted RSU awards under the Inducement Plan to employees of OTB who were offered employment with the Company. See Note 5—Business Combination for further discussion. The 2021 Plan and the predecessor 2012 Plan, both as amended, along with the Inducement Plan (collectively, the Plans) provide for the grant of incentive and non-statutory stock options, stock appreciation rights, restricted stock units and restricted stock awards to employees, non-employee directors and consultants of the Company. Options to purchase Class A common stock granted under the Plans continue to vest until the last day of employment and generally will vest 25% in the first year and monthly thereafter (for a total vesting period of 4 years), and expire 10 years from the date of grant. Class A common stock awards are generally issued to officers, directors, employees and consultants, and vest according to an award-specific schedule as approved by the Board of Directors.

The exercise price of incentive stock options granted under the Plans must be at least equal to 100% of the fair market value of the Company's Class A common stock at the date of grant, as determined by the Board of Directors. The exercise price must not be less than 110% of the fair market value of the Company's Class A common stock at the date of grant for incentive stock options granted to an employee that owns greater than 10% of the Company stock.

A summary of the Company's stock option activity for its Plans is as follows:

	Outstanding Stock Options (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in millions)
Balance as of December 31, 2022	6,112	$9.81	6.7	$11.9
Exercised	(1,584)	$6.44		
Cancelled/forfeited	(416)	$12.40		
Balance as of December 31, 2023	4,112	$10.84	6.3	$18.7
Vested and exercisable as of December 31, 2023	2,986	$10.21	5.7	$15.2

There were no options granted during 2023. The weighted-average grant-date fair value of options granted during 2022 and 2021 was $5.54 and $9.60 per share, respectively. The intrinsic value of options exercised was $14.5 million, $6.7 million and $30.0 million during 2023, 2022 and 2021, respectively.

Total unrecognized compensation cost related to non-vested stock options granted under the Plans was $7.5 million as of December 31, 2023, with the cost expected to be recognized over a weighted-average period of 1.8 years.

The Company estimates the fair values of options awarded on the date of grant using the Black-Scholes-Merton option-pricing model, which requires inputs, including the fair value of common stock, expected term, expected volatility, risk-free interest and dividend yield.

The Company estimates the expected term of options using the simplified method described in Staff Accounting Bulletin Topic 14, as amended, as it does not have sufficient historical experience for determining the expected term of the awards granted. Expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve at the date of grant. The expected dividend yield was 0% as the Company has not paid, and does not expect to pay, cash dividends. For awards granted prior to the IPO, the Company's Board of Directors considered numerous objective and subjective factors to determine the fair value of the Company's Class A common stock at each meeting at which awards were approved. These factors included, but were not limited to (i) contemporaneous third-party valuations of Class A common stock; (ii) the rights and preferences of Redeemable Convertible Preferred Stock compared to Class A common stock; (iii) the lack of marketability of Class A common stock; (iv) developments in the business; and (v) the likelihood of achieving a liquidity event, such as an IPO or a sale of the Company, given prevailing market conditions.

The per-share fair value of each stock option was determined on the date of grant using the following weighted-average assumptions and ranges of fair value of common stock:

Year Ended December 31,	2022	2021
Expected volatility	52.5%	53.7%
Expected term (in years)	6.0	6.0
Expected dividend yield	0%	0%
Risk-free interest rate	2.6%	1.1%

In March 2021, the Company entered into an Option Cancellation Agreement with a former member of its Board of Directors and his affiliated entity, pursuant to which the Company cancelled options to purchase an aggregate of 0.2 million shares of Class A common stock. The total consideration paid for the option cancellation was $2.4 million, of which $1.0 million was recognized as compensation expense for the excess amount paid over the purchase-date fair market value of the options.

Restricted Stock Units—The Plans also provide for the issuance of RSUs of the Company's common stock to eligible participants. During 2020, the Company began issuing RSUs to certain employees and directors under the 2012 Plan. These RSUs are subject to service-based vesting conditions. The service-based vesting condition is generally satisfied over four years.

A summary of the Company's outstanding nonvested RSUs for its Plans is as follows:

	Number of Units (in thousands)		Weighted-Average Grant Date Fair Value
Nonvested as of December 31, 2022	7,405	$	12.27
Granted[1]	2,719	$	14.58
Vested	(2,253)	$	13.73
Forfeited	(1,083)	$	14.11
Nonvested as of December 31, 2023	6,788	$	12.42

_____
(1) Includes 0.2 million of target award RSUs with both service-based and performance-based conditions.

During 2023, the Company granted 0.2 million of target award RSUs with both service-based and performance-based conditions to certain employees of the Company. Recipients of these performance-based RSUs are eligible to earn between 0% and 200% of their target awards based upon the achievement of (i) an EBITDA-related metric and (ii) a revenue-related metric, both in fiscal year 2023, subject to certification of the attainment of the performance level. These performance-based RSUs are also subject to service-based vesting over a period of three years. Stock-based compensation for performance-based RSUs is recognized over the requisite service period using the accelerated attribution method based on an assessment of the probability of achieving the requisite performance metrics. The Company recognizes forfeitures as they occur for grantees who do not fulfill the service-based conditions.

The total fair value of shares that vested under RSUs was $27.0 million and $17.7 million during 2023 and 2022, respectively.

Unrecognized compensation cost related to RSUs was $69.9 million as of December 31, 2023, with these costs expected to be recognized over a weighted-average period of approximately 2.4 years.

Employee Stock Purchase Plan—The Company sponsors an ESPP which became effective in connection with the Company's IPO completed on November 8, 2021. The ESPP allows eligible employees to buy shares of the Company's Class A common stock at a 15% discount of the stock's market value on defined dates. The ESPP authorizes the issuance of 0.8 million shares of the Company's Class A common stock under purchase rights granted to eligible employees, with automatic increases in the number of shares reserved for issuance on January 1 of each calendar year, beginning in 2023 and through 2031, subject to terms of the ESPP. There were 0.3 million shares of the Company's Class A common stock purchased under the ESPP during 2023. Prior to capitalizing amounts related to software development costs, the Company recognized stock-based compensation related to the ESPP of $3.6 million and $6.3 million during 2023 and 2022, respectively. There was no unrecognized compensation cost related to the ESPP as of December 31, 2023. The impact of forfeitures under the ESPP are recognized as forfeitures occur.

The fair value of purchase rights granted under the ESPP were determined on the date of grant using the following weighted-average assumptions:

Year Ended December 31,	2023	2022
Expected volatility	79.4%	59.6%
Expected term (in years)	0.7	1.0
Expected dividend yield	0%	0%
Risk-free interest rate	4.9%	2.8%

Stock-Based Compensation—The Company recognized stock-based compensation under the Plans and ESPP as follows:

(in millions)

Year Ended December 31,	2023	2022	2021
Research and development	$ 11.2	$ 12.0	$ 6.8
Sales and marketing	13.8	12.4	5.8
General and administrative	13.8	10.0	5.3
Total	$ 38.8	$ 34.4	$ 17.9

In addition, stock-based compensation of $5.5 million, $6.3 million and $3.3 million was capitalized related to software development costs in 2023, 2022 and 2021, respectively.

The Company did not recognize any tax benefit for stock-based compensation arrangements in 2023, 2022 or 2021 due to the valuation allowance maintained against our net U.S. deferred tax assets.

12. Income Taxes

Income (loss) before the provision for (benefit from) income taxes consisted of the following:

(in millions)

Year Ended December 31,	2023	2022	2021
Domestic	$ 9.7	$ (16.3)	$ (35.0)
Foreign	(3.4)	(3.7)	(2.7)
Total	$ 6.3	$ (20.0)	$ (37.7)

The components of the provision for (benefit from) income taxes are as follows:

(in millions)

Year Ended December 31,	2023	2022	2021
Current:			
Federal	$ 13.8	$ 2.0	$ —
State	4.8	1.9	0.7
Foreign	—	0.1	—
Total	18.6	4.0	0.7
Deferred:			
Federal	—	(12.3)	4.9
State	—	(1.6)	(0.2)
Foreign	(0.5)	0.1	(0.6)
Total	(0.5)	(13.8)	4.1
Provision for (benefit from) income taxes	$ 18.1	$ (9.8)	$ 4.8

The reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

(in millions)

Year Ended December 31,		2023		2022		2021
Tax at federal statutory rate	$	1.3	$	(4.2)	$	(7.9)
Permanent items		(0.6)		0.3		—
Foreign rate differential		0.3		0.9		(0.2)
Stock-based compensation		1.2		1.0		(2.0)
Tax credits		(8.0)		(6.1)		(5.6)
Change in valuation allowance		20.0		(3.7)		15.1
Tax contingency and interest		1.9		1.3		1.9
State taxes		2.2		(0.7)		(0.4)
Non-deductible contingent consideration		—		1.4		4.1
Other		(0.2)		—		(0.2)
Tax at effective tax rate	$	18.1	$	(9.8)	$	4.8

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's deferred tax assets and liabilities are as follows:

(in millions)

As of December 31,		2023		2022
Deferred tax assets:				
Accruals and reserves	$	2.0	$	2.1
Federal and state tax credits		11.0		14.0
Stock-based compensation		4.7		3.9
Capitalized research and development expenses		42.7		22.2
Net operating loss carryforwards		3.9		4.1
Lease liabilities		2.4		3.1
Other		—		0.1
Total gross deferred tax assets		66.7		49.5
Deferred tax liabilities:				
Prepaid expense and other		(0.4)		(0.6)
Right-of-use assets		(1.8)		(2.8)
Basis difference for fixed assets and intangibles		(25.1)		(28.0)
Total gross deferred tax liabilities		(27.3)		(31.4)
Valuation allowance for deferred tax assets		(40.1)		(19.3)
Net deferred tax liability	$	(0.7)	$	(1.2)

The net deferred tax liability is recorded in other liabilities—noncurrent on the Company's consolidated balance sheet.

As part of the acquisition of OTB on July 11, 2022, the Company recorded identified intangible assets of $50.1 million. As these identified intangible assets are not deductible for U.S. tax purposes, a related deferred tax liability of $12.1 million was recognized, which provided an additional source of taxable income to support the realization of a portion of the Company's pre-existing U.S. deferred tax assets. As the Company had previously established a full valuation allowance against its net U.S. deferred tax assets, the Company reduced its deferred tax asset valuation allowance by a corresponding $12.1 million, with the reduction in allowance recognized as an income tax benefit in the consolidated statement of operations for the year ended December 31, 2022.

As of December 31, 2023, the Company has federal net operating loss carryforwards of $1.9 million, of which $0.2 million, if not utilized, will begin to expire in 2034, and the remaining $1.7 million can be carried forward indefinitely. As of December 31, 2023, the Company has state net operating loss carryforwards of $26.2 million. The majority of state net operating loss carryforwards, if not utilized, will begin to expire on various dates beginning in 2032.

In addition, as of December 31, 2023, the Company has $18.7 million of California research and development credit carryforwards, which can be carried forward indefinitely.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Utilization of the Company's federal and state net operating loss carryforwards (NOLs) and tax credit carryforwards, as well as of other temporary differences, is dependent upon the generation of sufficient taxable income in future periods. In the Company's ongoing assessment of all available evidence, both positive and negative, the Company considers the scheduled reversal of deferred tax liabilities, the Company's future operating model and the expected impacts on future profitability, and prudent and feasible tax-planning strategies. Accordingly, the Company has established a valuation allowance against these net U.S. deferred tax assets as of December 31, 2023 as the Company concluded that it was more likely than not that the Company will not be able to fully realize such net deferred tax assets. The valuation allowance for deferred tax assets was $40.1 million and $19.3 million as of December 31, 2023 and 2022, respectively, with the increase in 2023 primarily due to higher capitalization of R&D expenses under tax regulations effective in 2022. The Company's judgment regarding the likelihood of realization of these deferred tax assets could change in future periods, which could result in a material impact to the Company's income tax provision in the period of change.

A reconciliation of unrecognized tax benefits, excluding accrued interest and penalties, are as follows:

(in millions)

Year Ended December 31,	2023	2022	2021
Balance as of beginning of year	$ 9.9	$ 8.4	$ 6.3
Increases related to prior year tax positions	0.5	—	0.6
Decreases related to prior year tax positions	(1.1)	(0.2)	—
Expiration of statute of limitations	(0.4)	—	—
Current year increases	3.0	1.7	1.5
Balance as of end of year	$ 11.9	$ 9.9	$ 8.4

Interest and penalties were not material for 2023, 2022 and 2021. As of December 31, 2023, unrecognized tax benefits of $7.2 million, as well as accrued interest and penalties, would affect the Company's provision for income taxes if recognized. The Company does not anticipate that its total unrecognized tax benefits will significantly change due to settlement of examination or the expiration of statute of limitations during the next 12 months.

The Company files income tax returns in the U.S. federal and various state jurisdictions. The Company's tax years for 2014 and forward are subject to examination by U.S. and various state tax authorities due to certain acquired attribute carryforwards.

13. Net Loss Per Basic and Diluted Share

The Company computes earnings per share (EPS) in conformity with the two-class method required for participating securities. The two-class method is an earnings allocation method that determines net loss per share for each class of common stock and participating securities according to dividends declared (or accumulated) and participation rights in undistributed earnings or losses. We consider early exercised share options to be participating securities. The impact of early exercised share options on basic and diluted EPS was immaterial for 2023, 2022 and 2021.

Basic EPS is computed by dividing net loss available to common stockholders by the weighted average number of common stock outstanding during the period. Diluted EPS is computed by dividing net loss attributable to common stockholders by the number of diluted shares outstanding. Diluted shares equal the total of the basic shares outstanding and all potentially issuable shares, other than antidilutive shares, if any, weighted for the average days outstanding for the period. The dilutive effect of outstanding awards and convertible securities is reflected in diluted earnings per share by application of the treasury stock method.

The following table provides a reconciliation of the numerators and denominators of the basic and diluted per share computations for net loss attributable to common stockholders:

(in millions, except per share amounts)

Year Ended December 31,	2023	2022	2021
Numerator:			
Net loss attributable to common stockholders–basic and diluted	$ (11.8)	$ (10.2)	$ (42.5)
Denominator:			
Weighted-average shares of common stock–basic and diluted	76.7	70.6	51.9
Net loss per share attributable to common stockholders:			
Basic	$ (0.15)	$ (0.14)	$ (0.82)
Diluted	$ (0.15)	$ (0.14)	$ (0.82)

The rights, including the liquidation and dividend rights, of the holders of Class A and Class B common stock, as well as of Class F stock prior to the Company's IPO in November 2021, are identical, except with respect to voting and conversion. See Note 11–Stockholders' Equity for further discussion. As the liquidation and dividend rights are identical for Class A, Class B and predecessor Class F common stock, the undistributed earnings are allocated on a proportional basis and the resulting net loss attributable to common stockholders will be the same for Class A, Class B and the predecessor Class F common stock on an individual or combined basis.

The following common stock equivalents were excluded from the computation of diluted net loss per share for the periods presented because including them would have been antidilutive:

(in millions)

Year Ended December 31,	2023	2022	2021
Shares subject to outstanding stock options and restricted stock units	8.9	9.6	5.0
Employee stock purchase plan	0.3	1.4	0.6

14. Employee Benefit Plan

The Company sponsors a 401(k) savings plan (the Savings Plan). All employees are eligible to participate in the Savings Plan after meeting certain eligibility requirements. Participants may elect to have a portion of their salary deferred and contributed to the Savings Plan up to the limit allowed by the applicable income tax regulations. The Company's current policy is to match employee contributions up to certain overall limits. The Company made matching contributions of $4.8 million, $4.3 million and $3.5 million during 2023, 2022 and 2021, respectively.

15. Related Party Transactions

During 2017, the Company entered into a stock repurchase agreement to repurchase a specific number of shares of Class G common stock from one of the Company's co-founders. In connection with the stock repurchase agreement, the Company issued Notes with a principal amount totaling $28.5 million to the co-founder. The Notes bore interest on the outstanding principal amount at the rate of 4.2922% per year and were scheduled to mature in 2026. In November 2021, in connection with the Company's IPO, the Company repaid in full the outstanding principal amount of $28.5 million and accrued interest on the Notes. See Note 7–Debt for further discussion on the Notes. Additionally, see Note 10–Redeemable Convertible Preferred Stock and Note 11–Stockholders' Equity for discussion on certain equity and options-related transactions with a former member of the Company's Board of Directors and his affiliated entity, as well as with the Company's CEO. There were no other material related party transactions during 2023, 2022 or 2021.

******

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The management of the Company, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognizes that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable assurance that the objectives of the disclosure controls and procedures are met. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this Annual Report on Form 10-K, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

The management of the Company, including the Company's Chief Executive Officer and Chief Financial Officer, conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on criteria established in "Internal Control—Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the management of the Company concluded that the Company's internal control over financial reporting was effective as of December 31, 2023.

This Annual Report on Form 10-K does not include an attestation report on the Company's internal control over financial reporting from the Company's independent registered public accounting firm due to the Company's status as an "emerging growth company" under the JOBS Act.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

The management of the Company, including the Company's Chief Executive Officer and Chief Financial Officer, believes that the Company's disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and are effective at the reasonable assurance level. However, management does not expect that the Company's disclosure controls and procedures or the Company's internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information.

During the three months ended December 31, 2023, none of our directors or officers (as defined in Rule 16a-1 of the Exchange Act) adopted, modified or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement (as such terms are defined under Item 408 of Regulation S-K), except as noted below.

On October 31, 2023, Samuel Yount, General Manager, Consumer Credit, adopted a trading plan that is intended to satisfy the affirmative defense conditions of Rule 10b5-1 of the Exchange Act as currently in effect (the Yount Trading Plan). The Yount Trading Plan has a duration of February 23, 2024 to May 10, 2024 and provides for the sale of up to approximately 12,497 shares of the Company's Class A common stock, including upon the vesting and settlement of certain equity awards. Because the aggregate number of shares that may be sold under the Yount Trading Plan will be net of shares withheld by the Company to satisfy Mr. Yount's tax obligations upon the vesting and settlement of certain equity awards, the precise number of shares that may be sold under the Yount Trading Plan is not yet determinable.

On December 15, 2023, Jennifer Ceran, a member of our Board of Directors, adopted a trading plan that is intended to satisfy the affirmative defense conditions of Rule 10b5-1 of the Exchange Act as currently in effect (the Ceran Trading Plan). The Ceran Trading Plan has a duration of March 15, 2024 to December 31, 2024 and provides for the sale of up to 25,897 shares of the Company's Class A common stock, including upon the vesting and settlement of certain equity awards.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this item is incorporated by reference to the Proxy Statement for our 2024 Annual Meeting of Stockholders which will be filed with the SEC no later than 120 days after December 31, 2023.

Item 11. Executive Compensation.

The information required by this item is incorporated by reference to the Proxy Statement for our 2024 Annual Meeting of Stockholders which will be filed with the SEC no later than 120 days after December 31, 2023.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item is incorporated by reference to the Proxy Statement for our 2024 Annual Meeting of Stockholders which will be filed with the SEC no later than 120 days after December 31, 2023.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated by reference to the Proxy Statement for our 2024 Annual Meeting of Stockholders which will be filed with the SEC no later than 120 days after December 31, 2023.

Item 14. Principal Accountant Fees and Services.

The information required by this item about aggregate fees billed to us by our principal accountant, Deloitte & Touche LLP (PCAOB ID No. 34) is incorporated by reference to the Proxy Statement for our 2024 Annual Meeting of Stockholders which will be filed with the SEC no later than 120 days after December 31, 2023.

Part IV

Item 15. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description of Exhibit	Location
2.1	Agreement and Plan of Merger and Reorganization, dated June 23, 2022, by and among NerdWallet, Inc., On the Barrelhead, Inc., Bighorn Merger Sub Corp., Bighorn Merger Sub 2, LLC, NerdWallet Compare, Inc. and Fortis Advisors LLC, as the stockholder representative.	Exhibit 2.1 to the Registrant's Current Report on Form 8-K (No. 001-40994) filed June 24, 2022
3.1	Amended and Restated Certificate of Incorporation of the Registrant.	Exhibit 3.1 to the Registrant's Current Report on Form 8-K (No. 001-40994) filed November 10, 2021
3.2	Amended and Restated Bylaws of the Registrant.	Exhibit 3.2 to the Registrant's Current Report on Form 8-K (No. 001-40994) filed November 10, 2021
4.1	Description of Securities of the Registrant.	Exhibit 4.1 to the Registrant's Annual Report on Form 10-K (No. 001-40994) filed March 24, 2022
10.1	Investors' Rights Agreement, by and between the Registrant and certain holders of its capital stock, dated January 30, 2015.	Exhibit 10.1 to the Registrant's Registration Statement on Form S-1 (No. 333-260134) filed October 8, 2021
10.2	Amendment of Investors' Rights Agreement, by and between the Registrant and certain holders of its capital stock, dated June 19, 2015.	Exhibit 10.2 to the Registrant's Registration Statement on Form S-1 (No. 333-260134) filed October 8, 2021
10.3	Second Amendment of Investors' Rights Agreement, by and between the Registrant and certain holders of its capital stock, dated August 26, 2015.	Exhibit 10.3 to the Registrant's Registration Statement on Form S-1 (No. 333-260134) filed October 8, 2021
10.4	Third Amendment of Investors' Rights Agreement, by and between the Registrant and certain holders of its capital stock, dated June 29, 2016.	Exhibit 10.4 to the Registrant's Registration Statement on Form S-1 (No. 333-260134) filed October 8, 2021
10.5	Amendment No. 4 to the Investors' Rights Agreement, by and between the Registrant and certain holders of its capital stock, dated April 7, 2020.	Exhibit 10.5 to the Registrant's Registration Statement on Form S-1 (No. 333-260134) filed October 8, 2021
10.6	Side Letter, by and between Innovius Capital Sirius I L.P. and the Registrant, dated July 17, 2020.	Exhibit 10.20 to the Registrant's Registration Statement on Form S-1 (No. 333-260134) filed October 8, 2021
10.7	Side Letter Amendment Agreement, by and between Innovius Capital Sirius I, L.P. and the Registrant, dated October 19, 2021.	Exhibit 10.22 to the Registrant's Registration Statement on Form S-1 (No. 333-260134) filed October 26, 2021
10.8	Credit Agreement, dated as of September 26, 2023 among NerdWallet, Inc., the subsidiary guarantors from time to time party thereto, JPMorgan Chase Bank, National Association, as Administrative Agent, and the Lenders party thereto, as amended by that First Amendment to Credit Agreement, dated November 1, 2023.	Filed herewith
10.9	Sublease Agreement between Yelp Inc. and the Registrant, dated April 27, 2021.	Exhibit 10.17 to the Registrant's Registration Statement on Form S-1 (No. 333-260134) filed October 8, 2021
10.10+	2012 Equity Incentive Plan.	Exhibit 10.6 to the Registrant's Registration Statement on Form S-1 (No. 333-260134) filed October 8, 2021

Exhibit Number	Description of Exhibit	Location
10.11+	Forms of Stock Option Agreement, Notice of Stock Option Grant, and Exercise Notice under the 2012 Equity Incentive Plan.	Exhibit 10.7 to the Registrant's Registration Statement on Form S-1 (No. 333-260134) filed October 8, 2021
10.12+	Forms of Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement under the 2012 Equity Incentive Plan.	Exhibit 10.8 to the Registrant's Registration Statement on Form S-1 (No. 333-260134) filed October 8, 2021
10.13+	2021 Equity Incentive Plan, as amended.	Exhibit 99.1 to the Registrant's Registration Statement on Form S-8 (No. 333-265197) filed May 25, 2022
10.14+	Forms of Notice of Stock Option Grant, Stock Option Agreement, and Exercise Notice under the 2021 Equity Incentive Plan.	Exhibit 10.10 to the Registrant's Registration Statement on Form S-1 (No. 333-260134) filed October 26, 2021
10.15+	Form of Restricted Stock Unit Grant Notice and Award Agreement under the 2021 Equity Incentive Plan.	Exhibit 10.11 to the Registrant's Registration Statement on Form S-1 (No. 333-260134) filed October 26, 2021
10.16+	Form of PSU Agreement with Change of Control under the 2021 Equity Incentive Plan.	Exhibit 10.1 to the Registrant's Current Report on Form 8-K (001-40994) filed March 17, 2023
10.17+	2022 Inducement Equity Incentive Plan.	Exhibit 99.1 to the Registrant's Registration Statement on Form S-8 (No. 333-266087) filed July 11, 2022
10.18+	Form of RSU Inducement Award Agreement for OTB Founders under the 2022 Inducement Equity Incentive Plan.	Exhibit 99.2 to the Registrant's Registration Statement on Form S-8 (No. 333-266087) filed July 11, 2022
10.19+	Form of RSU Inducement Award Agreement for Other Employees under the 2022 Inducement Equity Incentive Plan.	Exhibit 99.3 to the Registrant's Registration Statement on Form S-8 (No. 333-266087) filed July 11, 2022
10.20+	2021 Employee Stock Purchase Plan.	Exhibit 10.12 to the Registrant's Registration Statement on Form S-1 (No. 333-260134) filed October 26, 2021
10.21+	Form of Indemnification Agreement entered into by and between the Registrant and each director and executive officer.	Exhibit 10.13 to the Registrant's Registration Statement on Form S-1 (No. 333-260134) filed October 8, 2021
10.22+	Amended and Restated Change of Control and Severance Policy.	Exhibit 10.2 to the Registrant's Current Report on Form 8-K (001-40994) filed March 17, 2023
10.23+	Offer Letter, by and between Tim Chen and the Registrant, dated June 25, 2021.	Exhibit 10.21 to the Registrant's Registration Statement on Form S-1 (No. 333-260134) filed October 8, 2021
10.24+	Offer Letter, by and between Lauren StClair and the Registrant, dated November 23, 2020.	Exhibit 10.17 to the Registrant's Registration Statement on Form S-1 (No. 333-260134) filed October 8, 2021
21.1	Subsidiaries of the Registrant.	Exhibit 21.1 to the Registrant's Annual Report on Form 10-K (No. 001-40994) filed March 24, 2022
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.	Filed herewith
31.1	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith
31.2	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith

Exhibit Number	Description of Exhibit	Location
32.1*	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	*
32.2*	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	*
97.1 +	Compensation Recovery Policy of the Registrant.	Filed herewith
101.INS	XBRL Instance Document.(the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)	**
101.SCH	XBRL Taxonomy Extension Schema Document.	**
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.	**
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.	**
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.	**
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.	**
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibits 101).	**

_____

+ Indicates a management contract or compensatory plan.

* The certifications attached as Exhibits 32.1 and 32.2 that accompany this Annual Report on Form 10-K are deemed furnished and not filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

** Furnished herewith. Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized on February 20, 2024.

NERDWALLET, INC.

By: /s/ Tim Chen
_____
Tim Chen
Chief Executive Officer

By: /s/ Lauren StClair
_____
Lauren StClair
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Tim Chen Tim Chen	Chief Executive Officer and Chairman of the Board of Directors *(Principal Executive Officer)*	February 20, 2024
/s/ Lauren StClair Lauren StClair	Chief Financial Officer (*Principal Financial and Principal Accounting Officer*)	February 20, 2024
/s/ Jennifer Ceran Jennifer Ceran	Director	February 20, 2024
/s/ Lynne Laube Lynne Laube	Director	February 20, 2024
/s/ Kenneth McBride Kenneth McBride	Director	February 20, 2024
/s/ Maurice Taylor Maurice Taylor	Director	February 20, 2024